As filed with the Securities and Exchange Commission on January 24, 2006

Registration No. 333-130660

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

FORM S-4

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

Pulaski Financial Corp.

(Exact name of registrant as specified in its charter)

Missouri (State or Other Jurisdiction of Incorporation or Organization)	6035 (Primary Standard Industrial Classification Code No.)	43-1816913 (I.R.S. Employer Identification No.)

12300 Olive Boulevard St. Louis, Missouri 63141 (314) 878-2210 (Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

William A. Donius

Chief Executive Officer and Chairman of the Board

12300 Olive Boulevard

St. Louis, Missouri 63141

(314) 878-2210
(Name, Address, Including Zip Code, and

Telephone Number, Including Area Code,

of Agent for Service)

Copies To:

Aaron M. Kaslow Muldoon Murphy & Aguggia LLP 5101 Wisconsin Avenue, N.W. Washington, D.C. 20016 (202) 686-4971 Facsimile: (202) 966-9409	Gerald J. Zafft Blumenfeld Kaplan & Sandweiss, P.C. 168 North Meramec Avenue St. Louis, Missouri 63105 314-863-0800 Facsimile: (314) 863-9388

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement and the conditions to the consummation of the merger described herein have been satisfied or waived.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

CWE Bancorp, Inc. Proxy Statement	Pulaski Financial Corp. Prospectus

MERGER PROPOSAL — YOUR VOTE IS VERY IMPORTANT

Dear Shareholder of CWE Bancorp, Inc.:

Your board of directors has agreed on a transaction that will result in the merger of CWE Bancorp, Inc. with a subsidiary of Pulaski Financial Corp. You are being asked to approve the merger through the adoption of the merger agreement at a special meeting of shareholders to be held on February 27, 2006.

If the merger agreement is adopted at the special meeting, CWE Bancorp will be merged with and into PF Acquisition Corp., a subsidiary of Pulaski Financial, with PF Acquisition Corp. as the surviving entity. In connection with the merger, each share of CWE Bancorp common stock will be converted into the right to receive either $8.25 in cash or 0.4853 shares of Pulaski Financial common stock (plus cash in lieu of any fractional share). The merger consideration is subject to adjustment in connection with the disposition by Central West End Bank of certain fixed-rate loans.

You will be able to elect to receive cash, Pulaski Financial common stock or a combination of cash and Pulaski Financial common stock for your shares of CWE Bancorp common stock. Regardless of your choice, however, elections will be limited by the requirement that 50% of the shares of CWE Bancorp common stock be exchanged for Pulaski Financial common stock. Therefore, all allocations of cash and Pulaski Financial common stock that you will receive will depend on the elections of other CWE Bancorp shareholders. The federal income tax consequences of the merger to you will depend on whether you receive cash, stock or a combination of cash and stock in exchange for your shares of CWE Bancorp common stock. There is no active public trading market in shares of CWE Bancorp common stock. The common stock of Pulaski Financial is listed on the Nasdaq National Market under the symbol PULB. The closing price of Pulaski Financial common stock on January 20, 2006 was $18.97.

After careful consideration, the board of directors of CWE Bancorp has determined that the merger is in the best interests of shareholders and recommends that CWE Bancorp shareholders vote “FOR” the proposal to adopt the merger agreement. The board of directors of CWE Bancorp strongly supports this strategic combination between Pulaski Financial and CWE Bancorp and appreciates your prompt attention to this very important matter.

This proxy statement/prospectus contains information that you should consider in evaluating the merger agreement and the proposed merger. In particular, you should carefully read the section captioned “Risk Factors” beginning on page 10 of the enclosed proxy statement/prospectus for a discussion of certain risk factors relating to the merger agreement and the merger.

We cannot complete the merger unless CWE Bancorp’s shareholders approve the merger agreement and we obtain all applicable regulatory approvals. Whether or not you plan to attend the special meeting of shareholders of CWE Bancorp, please complete and return the enclosed proxy card. Your vote is important. If you do not return your proxy card, the effect will be a vote against the proposed merger.

[signature]

David T. Stoecker

Chief Executive Officer and Chairman of the Board

CWE Bancorp, Inc.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or completeness of this proxy statement/prospectus. Any representation to the contrary is a criminal offense.

The securities to be issued in connection with the merger are not savings or deposit accounts or other obligations of any bank or nonbank subsidiary of any of the parties, and they are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

This proxy statement/prospectus is dated January 24, 2006 and is first being mailed to CWE Bancorp shareholders on or about January 27, 2006.

AVAILABLE INFORMATION

As permitted by the rules of the U.S. Securities and Exchange Commission, this document incorporates certain important business and financial information about Pulaski Financial from other documents that are not included in or delivered with this document. These documents are available to you without charge upon your written or oral request. Your requests for these documents should be directed to the following:

Pulaski Financial Corp.

12300 Olive Boulevard

St. Louis, Missouri 63141

Attention: Christine A. Munro

Corporate Secretary

(314) 878-2210

In order to ensure timely delivery of these documents, you should make your request by February 20, 2006 to receive them before the special meeting.

You can also obtain documents incorporated by reference in this document through the SEC’s website at www.sec.gov. See “Where You Can Find More Information” beginning on page 41.

All information concerning Pulaski Financial and its subsidiaries has been furnished by Pulaski Financial and all information concerning CWE Bancorp has been furnished by CWE Bancorp.

You should rely only on the information contained or incorporated by reference in this proxy statement/prospectus when evaluating the merger agreement and the proposed merger. We have not authorized anyone to provide you with information that is different from what is contained in this proxy statement/prospectus. This proxy statement/prospectus is dated January 24, 2006. You should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than such date, and neither the mailing of this proxy statement/prospectus to shareholders of CWE Bancorp nor the issuance of shares of Pulaski Financial common stock as contemplated by the merger agreement shall create any implication to the contrary.

CWE BANCORP, INC.

415 DeBaliviere

St. Louis, Missouri 63112

Notice of Special Meeting of Shareholders

to be held February 27, 2006

A special meeting of shareholders of CWE Bancorp, Inc., a Missouri corporation, will be held at 3:00 p.m., local time, on February 27, 2006 at 415 DeBaliviere, St. Louis, Missouri. Any adjournments or postponements of the special meeting will be held at the same location.

At the special meeting, you will be asked to:

1.	Consider and vote upon a proposal to adopt the Agreement and Plan of Merger, effective as of October 25, 2005, by and among Pulaski Financial Corp., a Missouri corporation, PF Acquisition Corp., a Missouri corporation and CWE Bancorp, Inc. A copy of the merger agreement is included as Annex A to the accompanying proxy statement/prospectus; and

2.	Transact such other business as may be properly presented at the special meeting and any adjournments or postponements of the special meeting.

The enclosed proxy statement/prospectus describes the merger agreement and the proposed merger in detail. We urge you to read these materials carefully. The enclosed proxy statement/prospectus forms a part of this notice.

The board of directors of CWE Bancorp recommends that CWE Bancorp shareholders vote “FOR” the proposal to adopt the merger agreement.

The board of directors of CWE Bancorp has fixed the close of business on January 23, 2006 as the record date for determining the shareholders entitled to notice of, and to vote at, the special meeting and any adjournments or postponements of the special meeting.

Your vote is very important. Your proxy is being solicited by the CWE Bancorp board of directors. The proposal to adopt the merger agreement must be approved by the affirmative vote of holders of two-thirds of the outstanding shares of CWE Bancorp common stock entitled to vote in order for the proposed merger to be consummated. Whether or not you plan to attend the special meeting in person, we urge you to complete and mail the enclosed proxy card, in the accompanying envelope, which requires no postage if mailed in the United States. You may revoke your proxy at any time before the special meeting. If you attend the special meeting and vote in person, your proxy vote will not be used.

Under Missouri law, if the merger is completed, CWE Bancorp shareholders of record who do not vote to adopt the merger agreement will be entitled to exercise dissenters’ rights and obtain payment in cash of the fair value of their shares of CWE Bancorp common stock by following the procedures set forth in detail in the enclosed proxy statement/prospectus. A copy of the section of the Missouri General and Business Corporations Law pertaining to dissenters’ rights is included as Annex B to the accompanying proxy statement/prospectus.

By Order of the Board of Directors

Jewel L. Hunter

Secretary

St. Louis, Missouri

January 27, 2006

QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING

Q:	What am I being asked to vote on? What is the proposed transaction?

A:	You are being asked to vote on the approval of a merger agreement that provides for the acquisition of CWE Bancorp by Pulaski Financial. The CWE Bancorp board of directors has determined that the proposed merger is in the best interests of CWE Bancorp shareholders, has approved the merger agreement and recommends that CWE Bancorp shareholders vote “FOR” the adoption of the merger agreement.

Q:	What will I be entitled to receive in the merger?

A:

Under the merger agreement, at your election, each share of CWE Bancorp common stock you own will be exchanged for either 0.4853 shares of Pulaski Financial common stock or $8.25 in cash, subject to possible adjustment. You may elect either of these options and, if you desire, you may elect to exchange some of your CWE Bancorp shares for cash and some of your CWE Bancorp shares for Pulaski Financial shares.

Elections will be limited by, among other things, a requirement that 50% of the total number of outstanding shares of CWE Bancorp common stock be exchanged for Pulaski Financial common stock. Therefore, the form of consideration you receive will depend in part on the elections of other CWE Bancorp shareholders.

Pulaski Financial will not issue fractional shares in the merger. Instead, you will receive a cash payment, without interest, for the value of any fraction of a share of Pulaski Financial common stock that you would otherwise be entitled to receive. See “Description of the Merger Agreement—Consideration to be Received in the Merger” on page 26 and “Description of Pulaski Financial Capital Stock” on page 35.

Q:	How do I elect to receive cash, stock or a combination of both for my CWE Bancorp stock?

A:	A form for making an election will be sent to you separately on or about the date this proxy statement/prospectus is mailed. For your election to be effective, your properly completed election form, along with your CWE Bancorp stock certificates or an appropriate guarantee of delivery, must be sent to and received by Registrar and Transfer Company, the exchange agent, on or before 5:00 p.m., Eastern time, on March 6, 2006. Do not send your election form together with your proxy card. Instead, use the separate envelope specifically provided for the election form and your stock certificates. If you do not make a timely election you will be allocated Pulaski Financial common stock and/or cash depending on the elections made by other shareholders.

Q:	Can the merger consideration payable by Pulaski Financial be adjusted?

A:	Yes. The merger consideration will be either increased or decreased based on the tax-effected gain or loss recognized upon the sale by Central West End Bank of certain fixed-rate loans, subject to certain adjustments in connection with such sale. The fixed-rate loans to be sold by Central West End Bank are mortgage loans with maturities in excess of seven years as of June 30, 2005. Such loans totaled approximately $20 million. See “Description of the Merger Agreement—Consideration to be Received in the Merger” on page 26.

Q:	Am I entitled to dissenters’ rights?

A:	Yes. Missouri law provides you with dissenters’ rights in the merger. This means that you are legally entitled to receive payment in cash of the fair value of your shares, excluding any appreciation in value that results from the merger. To exercise your dissenters’ rights you must (i) deliver written notice of your objection to the merger to CWE Bancorp at or before the special meeting of CWE Bancorp shareholders, (ii) not vote in favor of the merger and (iii) deliver to Pulaski Financial, within 20 days after completion of the merger, a written demand for the payment of the fair value of your shares of CWE Bancorp common stock as of the day prior to the date of the special meeting. Notices should be addressed to CWE

Bancorp’s Secretary and sent to 415 DeBaliviere, St. Louis, Missouri 63112. Your failure to follow exactly the procedures specified under Missouri law will result in the loss of your dissenters’ rights. A copy of the section of the Missouri General and Business Corporations Law pertaining to dissenters’ rights is provided as Annex B to this document. See “Rights of Dissenting Shareholders” on page 15.

Q:	Why do CWE Bancorp and Pulaski Financial want to merge?

A:	CWE Bancorp believes that the proposed merger will provide CWE Bancorp shareholders with substantial benefits, and Pulaski Financial believes that the merger will further its strategic growth plans. As a larger company, Pulaski Financial can provide the capital and resources that CWE Bancorp needs to compete more effectively and to offer a broader array of products and services to better serve its banking customers. To review the reasons for the merger in more detail, see “Description of the Merger—Pulaski Financial’s Reasons for the Merger” on page 18 and “Description of the Merger—CWE Bancorp’s Reasons for the Merger and Recommendation of the Board of Directors” on page 17.

Q:	What vote is required to adopt the merger agreement?

A:	Holders of at least two-thirds of the outstanding shares of CWE Bancorp common stock entitled to vote must vote in favor of the proposal to adopt the merger agreement. CWE Bancorp’s directors owning 43.9% of the outstanding shares of CWE Bancorp as of the record date have agreed to vote their shares in favor of the merger at the special meeting. Pulaski Financial shareholders will not be voting on the merger agreement. See “Description of the Merger—Interests of Certain Persons in the Merger” on page 24.

Q:	When and where is the CWE Bancorp special meeting?

A:	The special meeting of CWE Bancorp shareholders is scheduled to take place at 415 DeBaliviere, St. Louis, Missouri at 3:00 p.m., local time, on February 27, 2006.

Q:	Who is entitled to vote at the CWE Bancorp special meeting?

A:	Holders of shares of CWE Bancorp common stock at the close of business on January 23, 2006, which is the record date, are entitled to vote on the proposal to adopt the merger agreement. As of the record date, 881,516 shares of CWE Bancorp common stock were outstanding and entitled to vote.

Q:	If I plan to attend the CWE Bancorp special meeting in person, should I still grant my proxy?

A:	Yes. Whether or not you plan to attend the CWE Bancorp special meeting, you should grant your proxy as described in this proxy statement/prospectus. The failure of a CWE Bancorp shareholder to vote in person or by proxy will have the same effect as a vote “AGAINST” adoption of the merger agreement.

Q:	What do I need to do now to vote my shares of CWE Bancorp common stock?

A:	After you have carefully read and considered the information contained in this proxy statement/prospectus, please complete, sign, date and mail your proxy form in the enclosed return envelope as soon as possible. This will enable your shares to be represented at the special meeting. You may also vote in person at the special meeting. If you do not return a properly executed proxy form and do not vote at the special meeting, this will have the same effect as a vote against the adoption of the merger agreement. If you sign, date and send in your proxy form, but you do not indicate how you want to vote, your proxy will be voted in favor of adoption of the merger agreement. You may change your vote or revoke your proxy prior to the special meeting by filing with the Secretary of CWE Bancorp a duly executed revocation of proxy, submitting a new proxy form with a later date, or voting in person at the special meeting.

Q:	If my shares are held in “street name” by my broker, will my broker automatically vote my shares for me?

A:	No. Your broker will not be able to vote your shares of CWE Bancorp common stock on the proposal to adopt the merger agreement unless you provide instructions on how to vote. Please instruct you broker how to vote your shares, following the directions that your broker provides. If you do not provide instructions to your broker on the proposal to adopt the merger agreement, your shares will not be voted, and this will have the effect of voting against the adoption of the merger agreement. Please check the voting form used by your broker to see if it offers telephone or Internet voting.

Q:	When is the merger expected to be completed?

A:	We will try to complete the merger as soon as possible. Before that happens, the merger agreement must be adopted by CWE Bancorp’s shareholders and we must obtain the necessary regulatory approvals. Assuming holders of at least two-thirds of the outstanding shares of CWE Bancorp common stock vote in favor of the merger agreement and we obtain the other necessary approvals, we expect to complete the merger during the first calendar quarter of 2006.

Q:	Is completion of the merger subject to any conditions besides shareholder approval?

A:	Yes. The transaction must receive the required regulatory approvals, and there are other customary closing conditions that must be satisfied. To review the conditions of the merger in more detail, see “Description of the Merger Agreement—Conditions to Completing the Merger” on page 27.

Q:	Who can answer my other questions?

A:	If you have more questions about the merger, or how to submit your proxy, please contact David T. Stoecker, Chief Executive Officer and Chairman of the Board of CWE Bancorp, at (314) 367-8800 or if you need additional copies of this proxy statement/prospectus or the enclosed proxy form, you should contact Pulaski Financial’s Corporate Secretary, Christine A. Munro at (314) 878-2210.

SUMMARY

This summary highlights selected information in this proxy statement/prospectus and may not contain all of the information important to you. To understand the merger more fully, you should read this entire document carefully, including the annexes and the documents referred to in this proxy statement/prospectus. A list of the documents incorporated by reference appears on page 42.

The Companies

Pulaski Financial Corp.

12300 Olive Boulevard

St. Louis, Missouri 63141

(314) 878-2210

Pulaski Financial Corp., a Missouri corporation, is a savings and loan holding company headquartered in St. Louis, Missouri. Pulaski Financial’s common stock is listed on the Nasdaq National Market under the symbol “PULB.” Pulaski Financial conducts its operations primarily through Pulaski Bank, a federally chartered savings bank. Pulaski Bank provides an array of financial products and services for businesses and retail customers primarily through its seven full-service offices in the St. Louis metropolitan area and its lending operations in the Kansas City metropolitan area. Pulaski Bank is primarily engaged in attracting deposits from individuals and businesses and using these deposits, together with borrowed funds, to originate a variety of consumer and commercial loans within the St. Louis and Kansas City metropolitan areas. At September 30, 2005, Pulaski Financial’s consolidated total assets were approximately $789.9 million, its consolidated total deposits were approximately $496.2 million and its consolidated total shareholder’s equity was approximately $48.2 million.

CWE Bancorp, Inc.

415 DeBaliviere

St. Louis, Missouri 63112

(314) 367-8800

CWE Bancorp, Inc., a Missouri corporation, is a savings and loan holding company headquartered in St. Louis, Missouri. Its primary business is operating its subsidiary, Central West End Bank, A Federal Savings Bank, with offices in St. Louis, Missouri. Its business consists primarily of attracting retail deposits from the general public and using those funds to originate residential real estate loans, and to a lesser extent, commercial and consumer loans. As of September 30, 2005, CWE Bancorp had consolidated total assets of approximately $46.2 million, deposits of approximately $40.9 million and shareholder’s equity of approximately $4.5 million.

Special Meeting of Shareholders; Required Vote (page 13)

A special meeting of CWE Bancorp shareholders is scheduled to be held at 415 DeBaliviere, St. Louis, Missouri, at 3:00 p.m., local time, on February 27, 2006. At the CWE Bancorp special meeting, you will be asked to vote on a proposal to adopt the merger agreement.

Only CWE Bancorp shareholders of record as of the close of business on January 23, 2006 are entitled to notice of, and to vote at, the CWE Bancorp special meeting and any adjournments or postponements of the CWE Bancorp special meeting.

Adoption of the merger agreement requires the affirmative vote of holders of at least two-thirds of the outstanding shares of CWE Bancorp common stock entitled to vote. As of the record date, there were 881,516 shares of CWE Bancorp common stock outstanding. CWE Bancorp’s directors owning 43.9% of the outstanding shares of CWE Bancorp as of the record date have agreed to vote their shares in favor of the merger at the special meeting. The directors and executive officers of CWE Bancorp (and their affiliates), as a group, beneficially owned 390,245 shares of CWE Bancorp common stock, representing approximately 44.3% of the outstanding shares of CWE Bancorp common stock as of the record date. This amount does not include shares that may be acquired upon the exercise of stock options. No approval of the merger or merger agreement by Pulaski Financial shareholders is required.

The Merger and the Merger Agreement (pages 17 and 26)

Pulaski Financial’s acquisition of CWE Bancorp is governed by a merger agreement. The merger agreement provides that, if all of the conditions are satisfied or waived, CWE Bancorp will be merged with and into PF Acquisition Corp., a subsidiary of Pulaski Financial, with PF Acquisition as the surviving entity. We encourage you to read the merger agreement, which is included as Annex A to this proxy statement/prospectus.

What CWE Bancorp Shareholders Will Receive in the Merger (page 26)

Under the merger agreement, at your election, each share of CWE Bancorp common stock you own will be exchanged for either 0.4853 shares of Pulaski Financial common stock or $8.25 in cash, subject to possible adjustment. The merger consideration will either be increased or decreased based on the tax-effected gain or loss recognized upon the sale by Central West End Bank of $20 million of fixed-rate mortgage loans. In addition, the merger consideration will be (i) increased to reflect any mortgage servicing rights recognized in connection with the loan sale and the portion of the allowance for loan losses relating to the sold loans and (ii) reduced by the amount of any transaction-related fees in excess of $250,000.

Comparative Market Prices

The following table shows the closing price per share of Pulaski Financial common stock and the equivalent price per share of CWE Bancorp common stock, giving effect to the merger, on October 24, 2005, which is the last day on which shares of Pulaski Financial common stock traded preceding the public announcement of the proposed merger, and on January 20, 2006, the most recent practicable date prior to the mailing of this proxy statement/prospectus. The equivalent price per share of CWE Bancorp common stock was computed by multiplying the price of a share of Pulaski Financial common stock by 0.4853, the exchange ratio of the merger, assuming no adjustment. See “Description of the Merger Agreement—Consideration to be Received in the Merger” on page 26.

	Pulaski Financial Common Stock	Equivalent Price Per Share of CWE Bancorp Common Stock
October 24, 2005	$17.00	$8.25
January 20, 2006	$18.97	$9.21

Recommendation of CWE Bancorp Board of Directors (page 17)

The CWE Bancorp board of directors has approved the merger agreement and the proposed merger. The CWE Bancorp board believes that the merger agreement, including the merger contemplated by the merger agreement, is advisable and fair to, and in the best interests of, CWE Bancorp and its shareholders, and therefore recommends that CWE Bancorp shareholders vote “FOR” the proposal to adopt the merger agreement. In its reaching this decision, CWE Bancorp’s board of directors considered many factors, which are described in the section captioned “Description of the Merger—CWE Bancorp’s Reasons for the Merger and Recommendation of the Board of Directors” beginning on page 17.

Regulatory Approvals (page 24)

Under the terms of the merger agreement, the merger cannot be completed unless it is first approved by the Office of Thrift Supervision (“OTS”). Pulaski Financial has filed the required applications with the OTS on December 23, 2005. As of the date of this document, Pulaski Financial has not received the approval of the OTS.

While Pulaski Financial does not know of any reason why it would not be able to obtain this approval in a timely manner, Pulaski Financial cannot be certain when or if Pulaski Financial will receive it.

In addition, a condition to the parties’ respective obligations to consummate the merger is that Pulaski Bank and Central West End Bank receive the necessary regulatory approvals for the merger of Central West End Bank with and into Pulaski Bank. Pulaski Bank and Central West End Bank submitted an application to the OTS on December 23, 2005.

Conditions to the Merger (page 27)

The completion of the merger is subject to the fulfillment of a number of conditions, including:

•	adoption of the merger agreement at the special meeting by at least two-thirds of the outstanding shares of CWE Bancorp common stock entitled to vote;

•	approval of the transaction by the appropriate regulatory authorities

•	receipt by each party of opinions from their respective legal counsel to the effect that the merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code

•	Central West End Bank shall have completed the sale of certain of its fixed-rate loans on terms approved by Pulaski Financial; and

•	the continued accuracy of certain representations and warranties made on the date of the merger agreement.

Termination (page 32)

The merger agreement may be terminated by mutual consent of Pulaski Financial and CWE Bancorp at any time prior to the effective time. Additionally, subject to conditions and circumstances described in the merger agreement, either Pulaski Financial or CWE Bancorp may terminate the merger agreement if, among other things, any of the following occur:

•	the merger has not been consummated by September 30, 2006;

•	CWE Bancorp shareholders do not adopt the merger agreement at the CWE Bancorp special meeting;

•	a required regulatory approval is denied or a governmental authority blocks the merger; or

•	there is a breach by the other party of any representation, warranty, covenant or agreement contained in the merger agreement, which cannot be cured, or has not been cured within 30 days after the giving of written notice to such party of such breach.

Pulaski Financial may also terminate the merger agreement if the board of directors of CWE Bancorp does not recommend approval of the merger in the proxy statement/prospectus or withdraws or revises its recommendation in a manner adverse to Pulaski Financial.

Termination Fee (page 33)

Under certain circumstances described in the merger agreement, Pulaski Financial may demand from CWE Bancorp a $375,000 termination fee in connection with the termination of the merger agreement.

Interests of Officers and Directors in the Merger That are Different From Yours (page 24)

You should be aware that some of CWE Bancorp’s directors and officers may have interests in the merger that are different from, or in addition to, the interests of CWE Bancorp’s shareholders generally. CWE Bancorp’s board of directors was aware of these interests and took them into account in approving the merger. For example, Central West End Bank has entered into a split-dollar life insurance agreement with David T. Stoecker and supplemental executive retirement plan agreements with Jeanne A. Sweet, Michael F. Taylor and Lance K. Greunke. Under the terms of the merger agreement, the execution of these agreements effectively terminated any existing employment agreements between CWE Bancorp and/or Central West End Bank and the above-named individuals. See “Description of the Merger Agreement—Interests of Certain Persons in the Merger” on page 24.

Pulaski Financial is also obligated under the merger agreement to provide continuing indemnification to the directors and officers of CWE Bancorp and its subsidiaries as provided in their respective articles of incorporation or bylaws (or comparable organization documents), and to provide such directors and officers with directors’ and officers’ liability insurance for a period of three years, subject to certain conditions set forth in the merger agreement.

Accounting Treatment of the Merger (page 21)

The merger will be accounted for as a purchase transaction in accordance with U.S. generally accepted accounting principles.

Certain Differences in Shareholder Rights (page 38)

When the merger is completed, CWE Bancorp shareholders who are to receive shares of Pulaski Financial, whose rights currently are governed by Missouri law and CWE Bancorp’s articles of incorporation and bylaws, will become Pulaski Financial shareholders and their rights will be governed by Missouri law and by Pulaski Financial’s articles of incorporation and bylaws. See “Comparison of Rights of Shareholders” beginning on page 38 for a summary of the material differences between the respective rights of CWE Bancorp and Pulaski Financial shareholders.

Dissenters’ Rights (page 15)

CWE Bancorp shareholders may dissent from the merger and, upon complying with the requirements of Missouri law, receive cash in the amount of the fair value of their shares instead of shares of Pulaski Financial common stock and cash.

A copy of the section of the Missouri General and Business Corporations Law pertaining to dissenters’ rights is attached as Annex B to this proxy statement/prospectus. You should read the statute carefully and consult with your legal counsel if you intend to exercise these rights.

Tax Consequences of the Merger (page 21)

The federal tax consequences will depend primarily on whether CWE Bancorp shareholders exchange their CWE common stock solely for Pulaski Financial common stock, solely for cash or for a combination of Pulaski Financial common stock and cash. If CWE Bancorp shareholders exchange their shares solely for Pulaski Financial common stock, they should not recognize gain or loss except with respect to the cash they receive instead of a fractional share. If CWE Bancorp shareholders exchange their shares solely for cash, they should recognize gain or loss on the exchange. If CWE Bancorp shareholders exchange their shares for a combination of Pulaski Financial common stock and cash, they should recognize capital gain, but not any loss, on the exchange. The actual federal income tax consequences to CWE Bancorp shareholders of electing to receive cash, Pulaski Financial common stock or a combination of cash and stock will not be ascertainable at the time CWE Bancorp shareholders make their election because the respective parties will not know at that time of, or to what extent, the allocation and proration procedures will apply.

This tax treatment may not apply to all CWE Bancorp shareholders. Determining the actual tax consequences of the merger to CWE Bancorp shareholders can be complicated. CWE Bancorp shareholders should consult their own tax advisor for a full understanding of the merger’s tax consequences that are particular to each shareholder.

To review the tax consequences of the merger to CWE Bancorp shareholders in greater detail, please see the section “Description of the Merger—Tax Consequences of the Merger” beginning on page 21.

SELECTED HISTORICAL FINANCIAL DATA OF PULASKI FINANCIAL

Pulaski Financial’s selected historical financial data is presented below as of and for the years ended September 30, 2001 through 2005. The selected historical financial data presented below is derived from Pulaski Financial’s audited consolidated financial statements. This table is a summary and should be read in conjunction with the consolidated financial statements and related notes contained in Pulaski Financial’s Annual Report on Form 10-K for the fiscal year ended September 30, 2005, which is incorporated in this proxy statement/prospectus by reference. The per share financial data presented below has been adjusted to give effect to the three-for-two stock split that occurred on July 18, 2005, and the two-for-one stock split that occurred on July 21, 2003.

	At or For the Year Ended September 30
	2005	2004	2003	2002	2001
	(In thousands, except per share amounts)
FINANCIAL CONDITION DATA
Total assets	$789,861	$637,886	$401,403	$369,247	$288,784
Loans receivable, net	633,195	510,584	276,894	227,581	204,115
Loans receivable held for sale	64,335	49,152	61,124	97,174	38,087
Debt and equity securities	10,228	12,986	6,432	4,877	5,962
Capital stock of Federal Home Loan Bank	8,462	7,538	3,880	5,840	3,960
Mortgage-backed securities	4,833	6,574	8,862	7,482	11,305
Cash and cash equivalents	25,688	19,581	18,656	11,177	13,048
Deposits	496,171	406,799	313,607	201,270	189,710
Liabilities related to assets held for sale	25,375	—	—	—	—
Advances from Federal Home Loan Bank	171,000	154,600	31,500	116,800	55,000
Subordinated debt	19,589	9,279	—	—	—
Shareholders’ equity	48,246	40,974	36,383	32,554	31,007

OPERATING DATA
Interest income	$37,792	$23,832	$21,426	$18,341	$20,356
Interest expense	16,690	7,806	7,739	8,150	11,453

Net interest income	21,102	16,026	13,687	10,191	8,903
Provision for loan losses	1,635	1,934	1,487	1,011	752

Net interest income after provision for loan losses	19,467	14,092	12,200	9,180	8,151
Non-interest income	10,945	8,960	11,405	7,077	5,564
Non-interest expense	18,514	13,715	13,977	9,653	8,802

Income before income taxes	11,897	9,337	9,628	6,604	4,913
Income taxes	4,418	3,485	3,860	2,418	1,767

Net income	$7,479	$5,852	$5,768	$4,186	$3,146

COMMON SHARE DATA
Basic net income per share	$0.94	$0.75	$0.74	$0.52	$0.37
Diluted net income per share	$0.85	$0.67	$0.67	$0.49	$0.36
Dividends declared per share	$0.28	$0.20	$0.14	$0.06	$0.09
Book value per share	$5.77	$4.98	$4.47	$3.94	$3.61
Weighted average shares-basic	7,926	7,758	7,843	8,064	8,599
Weighted average shares-diluted	8,828	8,695	8,578	8,528	8,863
Shares outstanding-end of period	8,439	7,823	7,758	7,954	8,298

	At or For the Year Ended September 30
	2005	2004	2003	2002	2001
KEY OPERATING RATIOS
Return on average assets	1.05%	1.18%	1.38%	1.38%	1.12%
Return on average equity	16.55	15.31	16.35	13.24	10.05
Average equity to average assets	6.37	7.68	8.43	10.44	11.12
Interest rate spread	3.05	3.37	3.30	3.40	2.68
Net interest margin	3.19	3.47	3.47	3.66	3.26
Efficiency ratio	57.77	56.56	55.87	55.99	63.20
Dividend payout ratio	32.94	29.70	20.79	22.45	26.17
Non-interest expense to average assets	2.61	2.76	3.34	3.19	3.12
Average interest-earning assets to average interest-bearing liabilities	105.19	106.17	108.95	108.64	113.77
Allowance for loan losses to total Loans at end of period	0.97	0.99	1.13	0.78	0.76
Allowance for loan losses to nonperforming loans	113.51	130.64	91.31	101.89	69.30
Net charge-offs to average outstanding loans during the period	0.04	0.05	0.05	0.12	0.12
Nonperforming assets to total assets	0.85	0.84	1.07	0.68	0.92

OTHER DATA
Number of:
Real estate loans outstanding	4,059	3,619	2,651	2,954	2,723
Consumer loans (includes home equity loans)	9,520	8,318	6,336	4,295	3,203
Deposit accounts	33,010	30,390	29,344	23,977	23,733
Number full-time employees	327	258	239	160	126
Full service offices	8	7	7	5	5

CAPITAL RATIOS (1)
Tangible capital	8.60	8.14	8.18	7.28	9.50
Core capital	8.60	8.14	8.18	7.28	9.71
Total risk-based capital	10.85	11.46	11.73	12.63	12.78

(1)	Capital ratios are for Pulaski Bank.

RISK FACTORS

In addition to the other information included in this proxy statement/prospectus, you should consider carefully the risk factors described below along with the risk factors described in Pulaski Financial’s Annual Report on Form 10-K in deciding how to vote. You should keep these risk factors in mind when you read forward-looking statements in this document and in the documents incorporated by reference into this document. Please refer to the section of this proxy statement/prospectus titled “Caution About Forward-Looking Statements” beginning on page 12.

CWE Bancorp Shareholders may receive a form of consideration different from what they elect.

The consideration to be received by CWE Bancorp shareholders in the merger is subject to the requirement that 50% of the shares of CWE Bancorp common stock be exchanged for Pulaski Financial common stock and 50% be exchanged for cash. The merger agreement contains proration and allocation methods to achieve this desired result. If you elect all cash and the available cash is oversubscribed, then you will receive a portion of the merger consideration in Pulaski Financial common stock. If you elect all stock and the available stock is oversubscribed, then you will receive a portion of the merger consideration in cash. The type of consideration you receive may also be affected by the requirement that the value of the stock portion of the merger consideration be equal to at least 40% of the merger consideration.

The merger consideration is subject to adjustment based on the sale of certain of Central West End Bank’s fixed-rate loans and, therefore, may be less than $8.25 per share.

The merger consideration is subject to adjustment in connection with the sale by Central West End Bank of certain of its fixed-rate loans on terms approved by Pulaski Financial. The loans to be sold by Central West End Bank are $20 million of residential mortgage loans. If Central West End Bank recognizes a loss upon the sale of its fixed-rate loans, the $8.25 per share cash consideration and the corresponding exchange ratio will be decreased pursuant to the terms of the merger agreement. CWE Bancorp cannot be certain as to what price Central West End Bank will receive for its fixed-rate loan portfolio, as prevailing market interest rates, among other factors, will affect the price at which such loans are sold.

The price of Pulaski Financial common stock might decrease after the merger.

Following the merger, many holders of CWE Bancorp common stock will become shareholders of Pulaski Financial. Pulaski Financial common stock could decline in value after the merger. For example, during the twelve-month period ending on January 20, 2006 (the most recent practicable date prior to the printing of this proxy statement/prospectus), the closing price of Pulaski Financial common stock varied from a low of $12.50 to a high of $18.97 and ended that period at $18.97. The market value of Pulaski Financial common stock fluctuates based upon general market economic conditions, Pulaski Financial’s business and prospects and other factors.

Pulaski Financial may be unable to successfully integrate CWE Bancorp’s operations and retain CWE Bancorp’s employees.

The merger involves the integration of two companies that have previously operated independently. The difficulties of combining the operations of the two companies include:

•	integrating personnel with diverse business backgrounds;

•	combining different corporate cultures; and

•	retaining key employees.

The process of integrating operations could cause an interruption of, or loss of momentum in, the activities of the business and the loss of key personnel. The integration of the two companies will require the experience and expertise of certain key employees of CWE Bancorp who are expected to be retained by Pulaski Financial.

Pulaski Financial may not be successful in retaining these employees for the time period necessary to successfully integrate CWE Bancorp’s operations with those of Pulaski Financial. The diversion of management’s attention and any delays or difficulties encountered in connection with the merger and the integration of the two companies’ operations could have an adverse effect on the business and results of operation of Pulaski Financial following the merger.

The termination fee and the restrictions on solicitation contained in the merger agreement may discourage other companies from trying to acquire CWE Bancorp.

Until the completion of the merger, with some exceptions, CWE Bancorp is prohibited from soliciting, initiating, encouraging or participating in any discussion of or otherwise considering any inquiries or proposals that may lead to an acquisition proposal, such as a merger or other business combination transaction, with any person other than Pulaski Financial. In addition, CWE Bancorp has agreed to pay a termination fee to Pulaski Financial in specified circumstances. These provisions could discourage other companies from trying to acquire CWE Bancorp even though those other companies might be willing to offer greater value to CWE Bancorp’s shareholders than Pulaski Financial has offered in the merger. The payment of the termination fee could also have a material adverse effect on CWE Bancorp’s financial condition.

Certain of CWE Bancorp’s officers and directors have interests that are different from, or in addition to, interests of CWE Bancorp’s shareholders generally.

You should be aware that the directors and officers of CWE Bancorp have interests in the merger that are different from, or in addition to, the interests of CWE Bancorp shareholders generally. Central West End Bank has entered into a split-dollar life insurance agreement with David T. Stoecker and supplemental executive retirement plan agreements with Jeanne A. Sweet, Michael F. Taylor and Lance K. Greunke. Under the terms of the merger agreement, the execution of these agreements effectively terminated any existing employment agreements between CWE Bancorp and/or Central West End Bank and the above-named individuals.

For a more detailed discussion of these interests, see “Description of the Merger Agreement—Interests of Certain Persons in the Merger” beginning on page 24.

CAUTION ABOUT FORWARD-LOOKING STATEMENTS

Certain statements contained in this document, including information incorporated into this document by reference, that are not historical facts may constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (referred to as the Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (referred to as the Securities Exchange Act), and are intended to be covered by the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The sections of this document which contain forward-looking statements include, but are not limited to, “Questions And Answers About The Merger And The Special Meeting,” “Summary,” “Risk Factors,” “Description of the Merger—Background of the Merger,” “Description of the Merger—Pulaski Financial’s Reasons for the Merger,” and “Description of the Merger—CWE Bancorp’s Reasons for the Merger and Recommendation of the Board of Directors.” You can identify these statements from the use of the words “may,” “will,” “should,” “could,” “would,” “plan,” “potential,” “estimate,” “project,” “believe,” “intend,” “anticipate,” “expect,” “target” and similar expressions.

These forward-looking statements are subject to significant risks, assumptions and uncertainties, including among other things, changes in general economic and business conditions and the risks and other factors set forth in the “Risk Factors” section beginning on page 10. For a discussion of Pulaski Financial’s business and of certain risks associated with forward-looking statements that Pulaski Financial has from time to time made in its SEC filings, see the section entitled “Forward-Looking Statements” included in Pulaski Financial’s Annual Report on Form 10-K for the fiscal year ended September 30, 2005 and in Pulaski Financial’s future filings with the SEC that are incorporated by reference in this proxy statement/prospectus.

Because of these and other uncertainties, Pulaski Financial’s actual results, performance or achievements, or industry results, may be materially different from the results indicated by these forward-looking statements. In addition, Pulaski Financial’s past results of operations do not necessarily indicate Pulaski Financial’s future results. You should not place undue reliance on any forward-looking statements, which speak only as of the dates on which they were made. Pulaski Financial is not undertaking an obligation to update these forward-looking statements, even though its situation may change in the future, except as required under federal securities law. Pulaski Financial qualifies all of its forward-looking statements by these cautionary statements.

Further information on other factors which could affect the financial condition, results of operations, liquidity or capital resources of Pulaski Financial before and after the merger is included in Pulaski Financial’s filings with the SEC, incorporated by reference into this proxy statement/prospectus. See “Where You Can Find More Information” on page 41.

SPECIAL MEETING OF CWE BANCORP SHAREHOLDER S

Date, Place, Time and Purpose

CWE Bancorp’s board of directors is sending you this document for the purpose of requesting that you allow your shares of CWE Bancorp to be represented at the special meeting by the persons named in the enclosed proxy card. At the special meeting, the CWE Bancorp board of directors will ask you to vote on a proposal to adopt the merger agreement. The special meeting will be held at 415 De Baliviere, St. Louis, Missouri at 3:00 p.m., local time, on February 27, 2006.

Who Can Vote at the Meeting

You are entitled to vote if the records of CWE Bancorp showed that you held shares of CWE Bancorp common stock as of the close of business on January 23, 2006. As of the close of business on that date, a total of 881,516 shares of CWE Bancorp common stock were outstanding. Each share of common stock has one vote. If you are a beneficial owner of shares of CWE Bancorp common stock held by a broker, bank or other nominee (i.e., in “street name”) and you want to vote your shares in person at the meeting, you will have to get a written proxy in your name from the broker, bank or other nominee who holds your shares.

Quorum; Vote Required

The special meeting will conduct business only if a majority of the outstanding shares of CWE Bancorp common stock entitled to vote is represented in person or by proxy at the meeting. If you return valid proxy instructions or attend the meeting in person, your shares will be counted for purposes of determining whether there is a quorum, even if you abstain from voting. Broker non-votes also will be counted for purposes of determining the existence of a quorum. A broker non-vote occurs when a broker, bank or other nominee holding shares of CWE Bancorp common stock for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that item and has not received voting instructions from the beneficial owner.

Approval of the proposal to adopt the merger agreement will require the affirmative vote of at least two-thirds of the outstanding shares of CWE Bancorp common stock entitled to vote at the meeting. Failure to return a properly executed proxy card or to vote in person will have the same effect as a vote against the merger agreement. Broker non-votes and abstentions from voting will have the same effect as voting against adoption of the merger agreement.

Shares Held by CWE Bancorp Officers and Directors and by Pulaski Financial

As of January 23, 2006, directors and executive officers of CWE Bancorp beneficially owned 390,245 shares of CWE Bancorp common stock, not including shares that may be acquired upon the exercise of stock options. This equals 44.3% of the outstanding shares of CWE Bancorp common stock. As of the same date, Pulaski Financial and its directors and executive officers did not beneficially own any shares of CWE Bancorp common stock. Directors owning 43.9% of CWE Bancorp’s outstanding shares entered into voting agreements with Pulaski Financial to vote all shares of CWE Bancorp common stock owned by them in favor of the proposal to approve the merger agreement.

Voting and Revocability of Proxies

You may vote in person at the special meeting or by proxy. To ensure your representation at the special meeting, CWE Bancorp recommends that you vote by proxy even if you plan to attend the special meeting. You can always change your vote at the special meeting.

CWE Bancorp shareholders whose shares are held in “street name” by their broker, bank or other nominee must follow the instructions provided by their broker, bank or other nominee to vote their shares. Your broker or bank may allow you to deliver your voting instructions via the telephone or the Internet.

Voting instructions are included on your proxy form. If you properly complete and timely submit your proxy, your shares will be voted as you have directed. You may vote for, against, or abstain with respect to the adoption of the merger agreement. If you are the record holder of your shares of CWE Bancorp common stock and submit your proxy without specifying a voting instruction, your shares of CWE Bancorp common stock will be voted “FOR” the proposal to adopt the merger agreement. CWE Bancorp’s board of directors recommends a vote “FOR” approval of the merger agreement.

You may revoke your proxy before it is voted by:

•	filing with the Secretary of CWE Bancorp a duly executed revocation of proxy;

•	submitting a new proxy with a later date; or

•	voting in person at the special meeting.

Attendance at the special meeting will not, in and of itself, constitute a revocation of a proxy. All written notices of revocation and other communication with respect to the revocation of proxies should be addressed to:

CWE Bancorp, Inc.

Jewel L. Hunter, Secretary

415 DeBaliviere

St. Louis, Missouri 63112

If any matters not described in this document are properly presented at the special meeting, the persons named in the proxy card will use their own judgment to determine how to vote your shares. This includes a motion to adjourn or postpone the meeting in order to solicit additional proxies. However, no proxy voted against the proposal to approve the merger agreement will be voted in favor of an adjournment or postponement to solicit additional votes in favor of the merger agreement. CWE Bancorp does not know of any other matters to be presented at the meeting.

Solicitation of Proxies

CWE Bancorp will pay for this proxy solicitation. In addition to soliciting proxies by mail, directors, officers and employees of CWE Bancorp may solicit proxies personally and by telephone. None of these persons will receive additional or special compensation for soliciting proxies. CWE Bancorp will, upon request, reimburse brokers, banks and other nominees for their expenses in sending proxy materials to their customers who are beneficial owners and obtaining their voting instructions.

RIGHTS OF DISSENTING SHAREHOLDER S

Under Missouri law, shareholders of CWE Bancorp will have dissenters’ rights with respect to the merger. If you follow the procedures set forth in Section 351.455 of the Missouri General and Business Corporations Law, these rights will entitle you to receive the fair value of your shares of CWE Bancorp common stock rather than having your shares converted into the right to receive the cash payment and/or shares of Pulaski Financial common stock as described above. Accompanying this proxy statement/prospectus as Annex B is a copy of the text of Section 351.455 of the Missouri General and Business Corporations Law, which prescribes the procedures for the exercise of dissenters’ rights and for determining the fair value of CWE Bancorp common stock. CWE Bancorp shareholders electing to exercise dissenters’ rights must comply with the provisions of Section 351.455 of the Missouri General and Business Corporations Law in order to perfect their rights. CWE Bancorp and Pulaski Financial will require strict compliance with the statutory procedures.

The following is intended as a brief summary of the material provisions of the Missouri statutory procedures required to be followed by a shareholder in order to dissent from the merger and perfect the shareholder’s dissenters’ rights. This summary, however, is not a complete statement of all applicable requirements and is qualified in its entirety by reference to Section 351.455 of the Missouri General Business and Corporations Law, the full text of which appears in Annex B of this proxy statement/prospectus.

If you wish to exercise your dissenters’ rights, you must satisfy each of the following conditions:

•	You must deliver to CWE Bancorp prior to or at the special meeting a written objection to the merger. This written objection must be in addition to and separate from any proxy or vote abstaining from or against the merger. Voting against or failing to vote for the merger agreement by itself does not constitute a written objection within the meaning of Section 351.455.

•	You must not vote in favor of the merger. An abstention or failure to vote will satisfy this requirement, but a vote in favor of the merger agreement, by proxy or in person, will constitute a waiver of your dissenters’ rights in respect of the shares so voted and will nullify any previously filed written objection.

•	You must make a written demand on Pulaski Financial, as the surviving corporation, within 20 days after the merger is consummated for the fair value of your shares. This written demand must be in addition to and separate from any written objection delivered to CWE Bancorp at or prior to the special meeting.

Pulaski Financial will notify all CWE Bancorp shareholders who deliver a written objection to CWE Bancorp and who do not vote in favor of the merger of the completion of the merger. The fair value of dissenters’ shares shall be determined as of the day prior to the special meeting.

If within 30 days after the completion of the merger, the value of a dissenting shareholder’s shares is agreed upon between the dissenting shareholder and Pulaski Financial, payment for the dissenting shareholder’s shares will be made within 90 days after the completion of the merger upon surrender of the certificate(s) representing such shares.

If within 30 days after the completion of the merger the dissenting shareholder and Pulaski Financial do not agree as to the fair value of such shareholder’s shares, then, within 60 days after such 30 day period, the dissenting shareholder may file a petition asking for a finding and determination of the fair value of such shares, and shall be entitled to judgment against Pulaski Financial for the amount of such fair value as of the day prior to the special meeting, together with interest thereon. The “fair value” determined by the court may be more or less than the amount offered to CWE Bancorp shareholders under the merger agreement. The judgment will be payable only upon the surrender of the dissenting shareholder’s certificates representing such shareholder’s shares of CWE Bancorp common stock. A dissenting shareholder who does not file a petition within the specified time frame will be conclusively presumed to have approved the merger consideration as described above and will receive the merger consideration as described above in exchange for his or her shares.

The failure of a holder of CWE Bancorp common stock to vote against approval of the merger agreement will not itself constitute a waiver of the right to receive payment for his or her shares, nor will a vote against approval of the merger agreement satisfy the notice requirements referred to above.

DESCRIPTION OF THE MERGE R

Background of the Merger

Over the years, David T. Stoecker, Chairman of the Board and Chief Executive Officer of CWE Bancorp has been contacted by representatives of a number of banks who expressed an interest in acquiring CWE Bancorp. Mr. Stoecker advised the board of directors of CWE Bancorp of each and every contact or inquiry and, on behalf of CWE Bancorp engaged the firm of Fister & Associates, Inc. (“Fister”) to act as financial advisor to CWE Bancorp. In that capacity, Fister reviewed, analyzed and reported to the board of directors regarding many of the inquiries received. The terms proposed by each of these potential acquirers were determined by the board of directors to be inadequate and were rejected.

In early 2005, William A. Donius, Chairman of the Board and Chief Executive Officer of Pulaski Financial, contacted Mr. Stoecker and informed him of Pulaski Financial’s interest in acquiring CWE Bancorp. The contact was one of several which were made at that time. On May 18, 2005, Mr. Stoecker informed the board of directors of these contacts and was authorized to continue a dialogue with Pulaski Financial and the other interested parties. As a result of the continued discussions between Mr. Donius and Mr. Stoecker, and the advice received by Mr. Stoecker from Fister, Pulaski Financial and CWE Bancorp continued to exchange information. The terms proposed by the other interested parties were determined by the board of directors to be inadequate. On August 25, 2005, Pulaski Financial submitted a letter of intent to CWE Bancorp. The letter of intent was signed by Mr. Stoecker on August 30, 2005. Pulaski then commenced its due diligence reviews.

Subsequently, legal counsel for Pulaski Financial submitted a draft definitive agreement to CWE Bancorp for review by its legal counsel. On September 21, 2005, Mr. Stoecker advised the Board of Directors that CWE Bancorp’s legal counsel was reviewing the draft definitive agreement. After considerable discussions between legal counsel for Pulaski Financial and CWE Bancorp, as well as ongoing negotiations between Messrs. Donius and Stoecker regarding the price to be paid, the board of directors of CWE Bancorp approved the definitive agreement on October 24, 2005, with one director dissenting. The definitive merger agreement was signed on October 25, 2005, and a press release was issued that day announcing the execution of the merger agreement.

CWE Bancorp’s Reasons for the Merger and Recommendation of the Board of Director s

The CWE Bancorp board of directors believes that the merger is advisable and fair to, and in the best interest of, CWE Bancorp and its shareholders. Accordingly, the CWE Bancorp board of directors has approved the merger agreement and recommends that its shareholders vote “FOR” the proposal to adopt the merger agreement.

In approving the merger agreement, CWE Bancorp’s board of directors consulted with legal counsel as to its legal duties and the terms of the merger agreement and with its financial advisor with respect to the financial aspects. In arriving at its determination, CWE Bancorp’s board of directors also considered a number of factors, including the following:

•	The expected results from continuing to operate as an independent community banking institution, and the likely benefits to shareholders, compared with the value of the merger consideration offered by Pulaski Financial.

•	Information concerning the businesses, earnings, operations, financial condition and prospects of CWE Bancorp and Pulaski Financial.

•	The terms of the merger agreement and the structure of the merger, including the fact that CWE Bancorp shareholders will have the opportunity to elect to receive either cash, Pulaski Financial common stock, or both, in exchange for their shares.

•	The review made by CWE Bancorp’s board of directors of various pricing and other data in an attempt to establish CWE Bancorp’s value in a merger or sales transaction.

•	The review conducted by the CWE Bancorp board of directors of the strategic options available to CWE Bancorp and the assessment of the CWE Bancorp board of directors that none of those options presented superior opportunities or were likely to create greater value for CWE Bancorp shareholders than the prospects presented by the proposed merger with Pulaski Financial.

•	The fact that the market for shares of Pulaski Financial common stock is substantially broader than the current market for shares of CWE Bancorp common stock.

•	The fact that Pulaski Financial has historically paid a regular quarterly dividend on its common stock, whereas CWE Bancorp has not.

•	The current and prospective economic, competitive and regulatory environment facing CWE Bancorp and independent community banking institutions generally.

•	The board of directors’ assessment that CWE Bancorp would better serve the convenience and needs of its customers and the communities that it serves through affiliation with a financial institution such as Pulaski Financial that has a larger infrastructure, wider selection of financial products and services and larger asset base.

•	The likelihood of Pulaski Financial receiving regulatory approval of the merger.

•	The likelihood of CWE Bancorp shareholders approving the merger.

The above discussion of the information and factors considered by CWE Bancorp’s board of directors is not intended to be exhaustive, but includes all material factors considered by the board in arriving at its determination to approve, and to recommend that the CWE Bancorp shareholders vote to adopt, the merger agreement and related transactions. The CWE Bancorp board of directors did not assign any relative or specific weights to the above factors, and individual directors may have given differing weights to different factors. The CWE Bancorp board of directors recommends that CWE Bancorp’s shareholders vote to adopt the merger agreement and the related transactions.

Pulaski Financial’s Reasons for the Merger

Pulaski Financial’s board of directors believes that the merger is in the best interests of Pulaski Financial and its shareholders. In deciding to approve the merger, Pulaski Financial’s board of directors considered a number of factors, including:

•	CWE Bancorp’s community banking orientation and its compatibility with Pulaski Financial and its subsidiaries.

•	Management’s review of the business, operations, earnings, and financial condition, including capital levels and asset quality of CWE Bancorp.

•	The likelihood of regulators approving the merger without undue conditions or delay.

While Pulaski Financial’s board of directors considered these and other factors, the board of directors did not assign any specific or relative weights to the factors considered and did not make any determination with respect to any individual factor. Pulaski Financial’s board of directors collectively made its determination with respect to the merger based on the conclusion reached by its members, based on the factors that each of them considered appropriate, that the merger is in the best interests of Pulaski Financial’s shareholders. The terms of the merger were the result of arm’s-length negotiations between representatives of Pulaski Financial and representatives of CWE Bancorp.

Cash or Stock Election

Under the terms of the merger agreement, CWE Bancorp shareholders may elect to convert their shares into cash, Pulaski Financial common stock or a mixture of cash and Pulaski Financial common stock. All elections of CWE Bancorp shareholders are further subject to the allocation and proration procedures described in the merger agreement. These procedures provide that the number of shares of CWE Bancorp common stock to be converted into Pulaski Financial common stock in the merger must be 50% of the total number of shares of CWE Bancorp common stock issued and outstanding on the date of the merger and that the total value of the stock portion of the merger consideration must be equal to at least 40% of the merger consideration. Neither Pulaski Financial nor CWE Bancorp is making any recommendation as to whether CWE Bancorp shareholders should elect to receive cash or Pulaski Financial common stock in the merger. Each holder of CWE Bancorp common stock must make his or her own decision with respect to such election.

It is unlikely that elections will be made in the exact proportions provided for in the merger agreement. As a result, the merger agreement describes procedures to be followed if CWE Bancorp shareholders in the aggregate elect to receive more or less of the Pulaski Financial common stock than Pulaski Financial has agreed to issue. These procedures are summarized below.

•	If Stock Is Oversubscribed: If CWE Bancorp shareholders elect to receive more Pulaski Financial common stock than Pulaski Financial has agreed to issue in the merger, then all CWE Bancorp shareholders who have elected to receive cash or who have made no election will receive cash for their CWE Bancorp shares and all shareholders who elected to receive Pulaski Financial common stock will receive a pro rata portion of the available Pulaski Financial shares plus cash for those shares not converted into Pulaski Financial common stock.

•	If Stock Is Undersubscribed: If CWE Bancorp shareholders elect to receive fewer shares of Pulaski Financial common stock than Pulaski Financial has agreed to issue in the merger, then all CWE Bancorp shareholders who have elected to receive Pulaski Financial common stock will receive Pulaski Financial common stock and those shareholders who elected to receive cash or who have made no election will be treated in the following manner:

•	If the number of shares held by CWE Bancorp shareholders who have made no election is sufficient to make up the shortfall in the number of Pulaski Financial shares that Pulaski Financial is required to issue, then all CWE Bancorp shareholders who elected cash will receive cash, and those shareholders who made no election will receive both cash and Pulaski Financial common stock in whatever proportion is necessary to make up the shortfall.

•	If the number of shares held by CWE Bancorp shareholders who have made no election is insufficient to make up the shortfall, then all CWE Bancorp shareholders who made no election will receive Pulaski Financial common stock and those CWE Bancorp shareholders who elected to receive cash will receive cash and Pulaski Financial common stock in whatever proportion is necessary to make up the shortfall.

Notwithstanding these rules, as described under “—Tax Consequences of the Merger,” it may be necessary for Pulaski Financial to reduce the number of shares of CWE Bancorp common stock that will be converted into the right to receive cash and correspondingly increase the number of shares of CWE Bancorp common stock that will be converted into Pulaski Financial common stock. If this adjustment is necessary, shareholders who elect to receive cash or a mixture of cash and stock may be required on a pro rata basis to receive a greater amount of Pulaski Financial common stock than they otherwise would have received.

No guarantee can be made that you will receive the amounts of cash and/or stock you elect. As a result of the allocation procedures and other limitations outlined in this document and in the merger agreement, you may receive Pulaski Financial common stock or cash in amounts that vary from the amounts you elect to receive.

Election Procedures; Surrender of Stock Certificates

An election form is being mailed separately from this proxy statement/prospectus to holders of shares of CWE Bancorp common stock on or about the date this proxy statement/prospectus is being mailed. Each election form entitles the holder of the CWE Bancorp common stock to elect to receive cash, Pulaski Financial common stock, or a combination of cash and stock, or make no election with respect to the merger consideration you wish to receive.

To make an effective election, you must submit a properly completed election form, along with your CWE Bancorp stock certificates representing all shares of CWE Bancorp common stock covered by the election form (or an appropriate guarantee of delivery) to Registrar and Transfer Company on or before 5:00 p.m., Eastern Time, on March 6, 2006. Registrar and Transfer Company will act as exchange agent in the merger and in that role will process the exchange of CWE Bancorp stock certificates for cash and/or Pulaski Financial common stock. Shortly after the merger, the exchange agent will allocate cash and stock among CWE Bancorp shareholders, consistent with their elections and the allocation and proration procedures. If you do not submit an election form, you will receive instructions from the exchange agent on where to surrender your CWE Bancorp stock certificates after the merger is completed. In any event, do not forward your CWE Bancorp stock certificates with your proxy cards.

You may change your election at any time prior to the election deadline by written notice accompanied by a properly completed and signed later dated election form received by the exchange agent prior to the election deadline or by withdrawal of your stock certificates by written notice prior to the election deadline. All elections will be revoked automatically if the merger agreement is terminated. If you have a preference for receiving either Pulaski Financial stock and/or cash for your CWE Bancorp stock, you should complete and return the election form. If you do not make an election, you will be allocated Pulaski Financial common stock and/or cash depending on the elections made by other shareholders.

Neither Pulaski Financial nor CWE Bancorp makes any recommendation as to whether you should elect to receive cash, stock or a combination of cash and stock in the merger. You must make your own decision with respect to your election. Generally, the merger will be a tax-free transaction for CWE Bancorp shareholders to the extent they receive Pulaski Financial common stock. See “—Tax Consequences of the Merger.”

If your certificates for CWE Bancorp common stock are not immediately available or you are unable to send the election form and other required documents to the exchange agent prior to the election deadline, CWE Bancorp shares may be properly exchanged, and an election will be effective, if:

•	such exchanges are made by or through a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., or by a commercial bank or trust company having an office, branch or agency in the United States;

•	the exchange agent receives, prior to the election deadline, a properly completed and duly executed notice of guaranteed delivery substantially in the form provided with the election form (delivered by hand, mail, telegram, telex or facsimile transmission); and

•	the exchange agent receives, within three business days after the election deadline, the certificates for all exchanged CWE Bancorp shares, or confirmation of the delivery of all such certificates into the exchange agent’s account with The Depository Trust Company in accordance with the proper procedures for such transfer, together with a properly completed and duly executed election form and any other documents required by the election form.

CWE Bancorp shareholders who do not submit a properly completed election form or revoke their election form prior to the election deadline will have their shares of CWE Bancorp common stock designated as non-election shares. CWE Bancorp stock certificates represented by elections that have been revoked will be promptly returned without charge to the CWE Bancorp shareholder revoking the election upon written request.

After the completion of the merger, the exchange agent will mail to CWE Bancorp shareholders who do not submit election forms or who have revoked such forms a letter of transmittal, together with instructions for the exchange of their CWE Bancorp common stock certificates for the merger consideration. Until you surrender your CWE Bancorp stock certificates for exchange after completion of the merger, you will not be paid dividends or other distributions declared after the merger with respect to any Pulaski Financial common stock into which your CWE Bancorp shares have been converted. When you surrender your CWE Bancorp stock certificates, Pulaski Financial will pay any unpaid dividends or other distributions, without interest. After the completion of the merger, there will be no further transfers of CWE Bancorp common stock. CWE Bancorp stock certificates presented for transfer after the completion of the merger will be canceled and exchanged for the merger consideration.

If your CWE Bancorp stock certificates have been either lost, stolen or destroyed, you will have to prove your ownership of these certificates and that they were lost, stolen or destroyed before you receive any consideration for your shares. Upon request, Registrar and Transfer Company will send you instructions on how to provide evidence of ownership.

Accounting Treatmen t

Pulaski Financial will account for the merger under the “purchase” method of accounting in accordance with U.S. generally accepted accounting principles. Using the purchase method of accounting, the assets and liabilities of CWE Bancorp will be recorded by Pulaski Financial at their respective fair values at the time of the completion of the merger. The excess of Pulaski Financial’s purchase price over the net fair value of the assets acquired and liabilities assumed will then be allocated to identified intangible assets, with any remaining unallocated cost recorded as goodwill.

Tax Consequences of the Merge r

General. The following summary discusses the material anticipated U.S. federal income tax consequences of the merger applicable to a holder of shares of CWE Bancorp common stock who surrenders all of his or her common stock for shares of Pulaski Financial common stock and/or cash in the merger. This discussion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, judicial authorities, published positions of the Internal Revenue Service (“IRS”), and other applicable authorities, all as in effect on the date of this document and all of which are subject to change or differing interpretations (possibly with retroactive effect). This discussion is limited to U.S. residents and citizens who hold their shares as capital assets for U.S. federal income tax purposes (generally, assets held for investment). No attempt has been made to comment on all U.S. federal income tax consequences of the merger and related transactions that may be relevant to holders of shares of CWE Bancorp common stock. This discussion also does not address all of the tax consequences that may be relevant to a particular person or the tax consequences that may be relevant to persons subject to special treatment under U.S. federal income tax laws (including, among others, tax-exempt organizations, dealers in securities or foreign currencies, banks, insurance companies, financial institutions or persons who hold their shares of CWE Bancorp common stock as part of a hedge, straddle, constructive sale or conversion transaction, persons whose functional currency is not the U.S. dollar, holders that exercise appraisal rights, persons that are, or hold their shares of CWE Bancorp common stock through, partnerships or other pass-through entities, or persons who acquired their shares of CWE Bancorp common stock through the exercise of an employee stock option or otherwise as compensation). In addition, this discussion does not address any aspects of state, local, non-U.S. taxation or U.S. federal taxation other than income taxation. No ruling has been requested from the IRS regarding the U.S. federal income tax consequences of the merger. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences set forth below.

CWE Bancorp shareholders are urged to consult their tax advisors as to the U.S. federal income tax consequences of the merger, as well as the effects of state, local, non-U.S. tax laws and U.S. tax laws other than income tax laws.

Opinion Conditions. It is a condition to the obligations of Pulaski Financial and CWE Bancorp that Pulaski Financial receive an opinion by Muldoon Murphy & Aguggia LLP and that CWE Bancorp receive an opinion by Blumenfeld Kaplan & Sandweiss, P.C. to the effect that the merger will constitute a “reorganization” for

U.S. federal income tax purposes within the meaning of Section 368(a)(1)(A) of the Code. Pulaski Financial and CWE Bancorp both expect to be able to obtain the tax opinions if, as expected:

•	Pulaski Financial and CWE Bancorp are able to deliver customary representations to Pulaski Financial’s and CWE Bancorp’s respective tax counsel; and

•	there is no adverse change in U.S. federal income tax law.

Although the merger agreement allows both Pulaski Financial and CWE Bancorp to waive the condition that tax opinions be delivered by Muldoon Murphy & Aguggia LLP and Blumenfeld Kaplan & Sandweiss, P.C. neither party currently anticipates doing so. However, if this condition were waived, CWE Bancorp would re-solicit the approval of its shareholders prior to completing the merger.

In addition, in connection with the filing of the registration statement of which this proxy statement/prospectus forms a part, Muldoon Murphy & Aguggia LLP and Blumenfeld Kaplan & Sandweiss, P.C. have delivered their opinions to Pulaski Financial and CWE Bancorp, respectively, dated as of the date of this proxy statement/prospectus, that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Copies of these opinions have been filed as Exhibits 8.1 and 8.2 to the registration statement. Such opinions have been rendered on the basis of facts, representations and assumptions set forth or referred to in such opinions and factual representations contained in certificates of officers of Pulaski Financial and CWE Bancorp, all of which must continue to be true and accurate in all material respects as of the effective time of the merger.

If any of the representations or assumptions upon which the opinions are based are inconsistent with the actual facts, the tax consequences of the merger could be adversely affected. The determination by tax counsel as to whether the proposed merger will be treated as a “reorganization” within the meaning of Section 368(a) of the Code will depend upon the facts and law existing at the effective time of the proposed merger. The following discussion assumes that the merger will constitute a “reorganization” for U.S. federal income tax purposes within the meaning of Section 368(a) of the Code.

Exchange Solely for Pulaski Financial Common Stock. No gain or loss will be recognized by a CWE Bancorp shareholder who receives solely shares of Pulaski Financial common stock (except for cash received in lieu of fractional shares, as discussed below) in exchange for all of his or her shares of CWE Bancorp common stock. The tax basis of the shares of Pulaski Financial common stock received by a CWE Bancorp shareholder in such exchange will be equal (except for the basis attributable to any fractional shares of Pulaski Financial common stock, as discussed below) to the basis of the CWE Bancorp common stock surrendered in exchange for the Pulaski Financial common stock. The holding period of the Pulaski Financial common stock received will include the holding period of shares of CWE Bancorp common stock surrendered in exchange for the Pulaski Financial common stock, provided that such shares were held as capital assets of the CWE Bancorp shareholder at the effective time of the merger.

Exchange Solely for Cash. A CWE Bancorp shareholder who receives solely cash in exchange for all of his or her shares of CWE Bancorp common stock (and is not treated as constructively owning Pulaski Financial common stock after the merger under the circumstances referred to below under “—Possible Dividend Treatment”) will recognize gain or loss for federal income tax purposes equal to the difference between the cash received and such shareholder’s tax basis in the CWE Bancorp common stock surrendered in exchange for the cash. Such gain or loss will be a capital gain or loss, provided that such shares were held as capital assets of the CWE Bancorp shareholder at the effective time of the merger. Such gain or loss will be long-term capital gain or loss if the CWE Bancorp shareholder’s holding period is more than one year. The Internal Revenue Code contains limitations on the extent to which a taxpayer may deduct capital losses from ordinary income.

Exchange for Pulaski Financial Common Stock and Cash. A CWE Bancorp shareholder who receives a combination of Pulaski Financial common stock and cash in exchange for his or her CWE Bancorp common stock will not be permitted to recognize any loss for federal income tax purposes. Such a shareholder will recognize gain, if any, equal to the lesser of (1) the amount of cash received or (2) the amount of gain “realized” in the transaction. The amount of gain a CWE Bancorp shareholder “realizes” will equal the amount by which (a) the cash plus the fair market value at the effective time of the merger of Pulaski Financial common stock received exceeds (b) the shareholders’ basis in the CWE Bancorp common stock to be surrendered in the exchange for the cash and Pulaski Financial common stock. Any recognized gain could be taxed as a capital gain or a dividend, as described below. The tax basis of the shares of Pulaski Financial common stock received by such CWE Bancorp shareholder will be the same as the basis of the shares of CWE Bancorp common stock surrendered in exchange for the shares of Pulaski Financial common stock, adjusted as provided in Section 358(a) of the Internal Revenue Code for the cash received in exchange for such shares of CWE Bancorp common stock. The holding period for shares of Pulaski Financial common stock received by such CWE Bancorp shareholder will include such shareholder’s holding period for the CWE Bancorp common stock surrendered in exchange for the Pulaski Financial common stock, provided that such shares were held as capital assets of the shareholder at the effective time of the merger.

A CWE Bancorp shareholder’s federal income tax consequences will also depend on whether his or her shares of CWE Bancorp common stock were purchased at different times at different prices. If they were, the CWE Bancorp shareholder could realize gain with respect to some of the shares of CWE Bancorp common stock and loss with respect to other shares. Such CWE Bancorp shareholder would have to recognize such gain to the extent such shareholder receives cash with respect to those shares in which the shareholder’s adjusted tax basis is less than the amount of cash plus the fair market value at the effective time of the merger of the Pulaski Financial common stock received, but could not recognize loss with respect to those shares in which the CWE Bancorp shareholder’s adjusted tax basis is greater than the amount of cash plus the fair market value at the effective time of the merger of the Pulaski Financial common stock received. Any disallowed loss would be included in the adjusted basis of the Pulaski Financial common stock. Such a CWE Bancorp shareholder is urged to consult his or her own tax advisor respecting the tax consequences of the merger to that shareholder.

Possible Dividend Treatment. In certain circumstances, a CWE Bancorp shareholder who receives solely cash or a combination of cash and Pulaski Financial common stock in the merger may receive ordinary income, rather than capital gain, treatment on all or a portion of the gain recognized by that shareholder if the receipt of cash “has the effect of the distribution of a dividend.” The determination of whether a cash payment has such effect is based on a comparison of the CWE Bancorp shareholder’s proportionate interest in Pulaski Financial after the merger with the proportionate interest the shareholder would have had if the shareholder had received solely Pulaski Financial common stock in the merger. This could happen because of your purchase (or the purchase by a family member) of additional Pulaski Financial stock or a repurchase of shares by Pulaski Financial. For purposes of this comparison, the CWE Bancorp shareholder may be deemed to constructively own shares of Pulaski Financial common stock held by certain members of the shareholder’s family or certain entities in which the shareholder has an ownership or beneficial interest and certain stock options may be aggregated with the shareholder’s shares of Pulaski Financial common stock. The amount of the cash payment that may be treated as a dividend is limited to the shareholder’s ratable share of the accumulated earnings and profits of CWE Bancorp at the effective time of the merger. Any gain that is not treated as a dividend will be taxed as a capital gain, provided that the shareholder’s shares were held as capital assets at the effective time of the merger. Because the determination of whether a cash payment will be treated as having the effect of a dividend depends primarily upon the facts and circumstances of each CWE Bancorp shareholder, shareholders are urged to consult their own tax advisors regarding the tax treatment of any cash received in the merger.

Cash in Lieu of Fractional Shares. A CWE Bancorp shareholder who holds CWE Bancorp common stock as a capital asset and who receives in the merger, in exchange for such stock, solely Pulaski Financial common stock and cash in lieu of a fractional share interest in Pulaski Financial common stock will be treated as having received such cash in full payment for such fractional share of stock and as capital gain or loss, notwithstanding the dividend rules discussed above.

Backup Withholding. Unless an exemption applies under the backup withholding rules of Section 3406 of the Internal Revenue Code, the exchange agent shall be required to withhold, and will withhold, 28% of any cash payments to which a CWE Bancorp shareholder is entitled pursuant to the merger, unless the CWE Bancorp shareholder signs the substitute Internal Revenue Service Form W-9 enclosed with the letter of transmittal sent by the exchange agent. Unless an applicable exemption exists and is proved in a manner satisfactory to the exchange agent, this completed form provides the information, including the CWE Bancorp shareholder’s taxpayer identification number, and certification necessary to avoid backup withholding.

Tax Treatment of the Entities. No gain or loss will be recognized by Pulaski Financial or CWE Bancorp as a result of the merger.

Regulatory Matters Relating to the Merge r

Completion of the merger is subject to prior approval of the OTS. In reviewing applications for transactions of this type, the OTS must consider, among other factors, the financial and managerial resources and future prospects of the existing and resulting institutions, and the convenience and needs of the communities to be served. In addition, the OTS may not approve a transaction if it will result in a monopoly or otherwise be anticompetitive. Pulaski Financial filed applications with the OTS on December 23, 2005.

Under the Community Reinvestment Act of 1977, the OTS must take into account the record of performance of Pulaski Bank and Central West End Bank in meeting the credit needs of the entire community, including low- and moderate-income neighborhoods, served by each institution. As part of the review process, bank regulatory agencies frequently receive comments and protests from community groups and others. Pulaski Bank and Central West End Bank each received a “Satisfactory” rating during their last federal Community Reinvestment Act examinations.

In addition, a period of 15 to 30 days must expire following approval by the OTS before completion of the merger is allowed, within which period the United States Department of Justice may file objections to the merger under the federal antitrust laws. While Pulaski Financial and CWE Bancorp believe that the likelihood of objection by the Department of Justice is remote in this case, there can be no assurance that the Department of Justice will not initiate proceedings to block the merger, or that the Attorney General of the State of Missouri will not challenge the merger, or if any proceeding is instituted or challenge is made, as to the result of the challenge.

The merger cannot proceed in the absence of the requisite regulatory approvals. See “Description of the Merger Agreement—Conditions to Completion of the Merger” and “—Termination.” There can be no assurance that the requisite regulatory approvals will be obtained, and if obtained, there can be no assurance as to the date of any approval. There can also be no assurance that any regulatory approvals will not contain a condition or requirement that causes the approvals to fail to satisfy the condition set forth in the merger agreement and described under “Description of the Merger Agreement—Conditions to Completion of the Merger.”

The approval of any application merely implies the satisfaction of regulatory criteria for approval, which does not include review of the merger from the standpoint of the adequacy of the cash consideration or the exchange ratio for converting CWE Bancorp common stock to Pulaski Financial common stock. Furthermore, regulatory approvals do not constitute an endorsement or recommendation of the merger.

Interests of Certain Persons in the Merge r

Share Ownership. On the record date for the special meeting, CWE Bancorp’s directors and officers beneficially owned, in the aggregate, 390,245 shares of CWE Bancorp’s common stock (excluding shares that may be acquired upon the exercise of stock options), representing approximately 44.3% of the outstanding shares of CWE Bancorp common stock.

As described below, certain of CWE Bancorp’s officers and directors have interests in the merger that are in addition to, or different from, the interests of CWE Bancorp’s shareholders generally. CWE Bancorp’s board of directors was aware of these conflicts of interest and took them into account in approving the merger.

Treatment of CWE Bancorp Stock Options. Each option to purchase shares of CWE Bancorp common stock outstanding and unexercised immediately prior to the effective time of the merger will be cancelled and all rights under such option will be extinguished in exchange for a cash payment equal to the per share cash consideration less the exercise price per share of the stock option, multiplied by the number of shares of CWE Bancorp common stock subject to the stock option, less any required tax withholding. CWE Bancorp’s directors and executive officers hold, in the aggregate, options to acquire 80,710 shares. All options held by such individuals have an exercise price of $4.10.

Accelerated Payouts Under Certain Supplemental Executive Retirement Plan Agreements; Other Agreements. Pursuant to the merger agreement, Central West End Bank has entered into a split-dollar life insurance agreement with David T. Stoecker and supplemental executive retirement plan agreements (the “SERPs”) with Jeanne A. Sweet, Michael F. Taylor and Lance K. Greunke. Under the terms of the merger agreement, the execution of these agreements effectively terminated any existing employments between CWE Bancorp and/or Central West End Bank and the above-named individuals.

The SERPs provide for an annual payment in equal monthly installments of a fixed-dollar amount for a period of 15 years beginning at age 65. The annual payments for Ms. Sweet and Messrs. Taylor and Greunke will be $37,730, $34,456 and $60,946, respectively. The SERPs provide that the retirement benefit shall become 100% vested upon a change in control of Central West End Bank.

Mr. Stoecker and Central West End Bank have entered into a split dollar life insurance agreement, under which Mr. Stoecker and his spouse are the insured parties and Central West End Bank is the owner of the underlying insurance policy. Central West End Bank has agreed to make premium payments due on the insurance policy, up to a maximum of $200,000 per year for five years. Ten years from the date of the split dollar agreement, or upon the first death of the insureds, if earlier, Central West End Bank shall be entitled to receive a portion of the proceeds equal to the aggregate premiums it has paid on the policy, less $250,000. The insureds’ named beneficiary(ies) shall receive the remainder of the death proceeds payable under the split dollar agreement.

Continued Director and Officer Liability Coverage. For a period of six years following the effective time of the merger, Pulaski Financial has agreed to indemnify and hold harmless the current and former officers and directors of CWE Bancorp and its subsidiaries against any costs or expenses incurred in connection with any claim, action, suit, proceeding or investigation that is a result of matters that existed or occurred at or before the effective time of the merger to the same extent as CWE Bancorp currently provides for indemnification of its officers and directors. For a period of three years following the effective time of the merger, Pulaski Financial has also agreed to provide coverage to the officers and directors of CWE Bancorp immediately prior to the effective time of the merger under the directors’ and officers’ liability insurance policy currently maintained by CWE Bancorp or under a policy with comparable or better coverage.

Restrictions on Resale of Shares of Pulaski Financial Common Stock

All shares of Pulaski Financial common stock issued to CWE Bancorp’s shareholders in connection with the merger will be freely transferable, except that shares received by persons deemed to be “affiliates” of CWE Bancorp under the Securities Act at the time of the special meeting may be resold only in transactions permitted by Rule 145 under the Securities Act or otherwise permitted under the Securities Act. This proxy statement/prospectus does not cover any resales of the shares of Pulaski Financial common stock to be received by CWE Bancorp’s shareholders upon completion of the merger, and no person may use this proxy statement/prospectus in connection with any resale. Based on the number of shares of Pulaski Financial common stock anticipated to be received in the merger, it is expected that Rule 145 will not limit the amount of shares that former CWE Bancorp shareholders will be able to sell into the market. Persons who may be deemed affiliates of CWE Bancorp for this purpose generally include directors, executive officers and the holders of 10% or more of the outstanding shares of CWE Bancorp’s common stock.

DESCRIPTION OF THE MERGER AGREEMENT

The following summary of the merger agreement is qualified by reference to the complete text of the merger agreement. A copy of the merger agreement is attached as Annex A to this proxy statement/prospectus and is incorporated by reference into this proxy statement/prospectus. You should read the merger agreement completely and carefully as it, rather than this description, is the legal document that governs the merger.

General

The merger agreement provides for the merger of CWE Bancorp with and into PF Acquisition Corp., a subsidiary of Pulaski Financial, with PF Acquisition as the surviving entity. In a second step, PF Acquisition Corp.

will be merged with and into Pulaski Financial. Immediately following the merger of CWE Bancorp with Pulaski Financial, Central West End Bank will merge with and into Pulaski Bank, with Pulaski Bank as the surviving entity.

Time of Completion

Unless the parties agree otherwise and unless the merger agreement has otherwise been terminated, the closing of the merger will take place on a date designated by Pulaski Financial that is no later than 30 days following the date on which all of the conditions to the merger contained in the merger agreement are satisfied or waived. See “—Conditions to Completion of the Merger.” On the closing date, PF Acquisition Corp. will file articles of merger with the Missouri Secretary of State merging CWE Bancorp into PF Acquisition Corp. The merger will become effective at the time stated in the articles of merger.

Pulaski Financial and CWE Bancorp are working hard to complete the merger quickly. It is currently expected that the merger will be completed during the first calendar quarter of 2006. However, because completion of the merger is subject to regulatory approvals and other conditions, the parties cannot be certain of the actual timing.

Consideration to be Received in the Merge r

If the merger is completed, the shares of CWE Bancorp common stock that you own immediately before the completion of the merger will be converted into a right to receive either shares of Pulaski Financial common stock or cash. At the effective time of the merger, each issued and outstanding share of CWE Bancorp common stock, other than dissenting shares, will be converted into the right to receive either (i) 0.4853 shares of Pulaski Financial common stock, or (ii) a cash payment of $8.25, subject to possible adjustment as described below. You may elect either of these options and, if you desire, you may elect to exchange some of your CWE Bancorp shares for cash and some of your CWE Bancorp shares for Pulaski Financial shares.

Elections will be limited by, among other things, a requirement that 50% of the total number of outstanding shares of CWE Bancorp common stock be exchanged for Pulaski Financial common stock. Therefore, the form of consideration you receive will depend in part on the elections of other CWE Bancorp shareholders.

The merger consideration will be either increased or decreased based on the tax-effected gain or loss recognized upon the sale by Central West End Bank of certain fixed-rate loans. Specifically, the per share merger consideration will equal (a) $7,272,507 (i) plus or minus the tax-effected gain or loss recognized upon the sale by Central West End Bank of certain fixed-rate loans, (ii) plus the amount of any mortgage servicing asset recognized in connection with the sale of the fixed-rate loan portfolio, (iii) plus the amount equal to the portion of the allowance for loan losses relating to the fixed-rate loan portfolio and (iv) minus the amount of any fees in excess of $250,000 in the aggregate paid or payable as a result of or in connection with the transactions contemplated by the merger agreement (b) divided by the total number of shares of CWE Bancorp common stock outstanding immediately prior to the effective time of the merger. Based on 881,516 shares of CWE Bancorp common stock outstanding, this formula would produce a per share cash consideration of $8.25, assuming no adjustments.

The fixed-rate loans that are required to be sold are mortgage loans with maturities of more than seven years as of June 30, 2005. Such loans totaled approximately $20 million.

The exchange ratio for converting shares of CWE Bancorp common stock to shares of Pulaski Financial common stock will be computed by dividing the per share cash consideration by $17.00. Based on a per share cash consideration of $8.25, the exchange ratio would be 0.4853.

If Pulaski Financial declares a stock dividend or distribution on shares of its common stock or subdivides, splits, reclassifies or combines the shares of Pulaski Financial common stock prior to the effective time of the merger, then the exchange ratio will be adjusted accordingly, without duplication, to provide CWE Bancorp shareholders with the same economic effect as contemplated by the merger agreement prior to any of these events.

CWE Bancorp’s shareholders will not receive fractional shares of Pulaski Financial common stock. Instead, you will receive a cash payment for any fractional shares in an amount equal to the product of (i) the fraction of a share of Pulaski Financial common stock to which you are entitled multiplied by (ii) the last sale price of Pulaski Financial common stock on the Nasdaq National Market on the date of the effective time of the merger.

Conditions to Completing the Merge r

Pulaski Financial’s and CWE Bancorp’s obligations to consummate the merger are conditioned on the following:

•	approval of the merger agreement by CWE Bancorp shareholders;

•	receipt of all required regulatory approvals without any materially adverse conditions and the expiration of all statutory waiting periods;

•	no party to the merger being subject to any legal order that prohibits consummating any part of the transaction, no governmental entity having instituted any proceeding for the purpose of blocking the transaction, and the absence of any statute, rule or regulation that prohibits completion of any part of the transaction;

•	the registration statement of which this proxy statement/prospectus forms a part being declared effective by the Securities and Exchange Commission, the absence of any pending or threatened proceeding by the Securities and Exchange Commission to suspend the effectiveness of the registration statement and the receipt of all required state “blue sky” approvals;

•	receipt by each party of all consents and approvals from third parties (other than those required from government agencies) required to complete the merger, unless failure to obtain those consents or approvals would not have a material adverse effect on Pulaski Financial after completion of the merger;

•	receipt by each party of opinions from their respective legal counsel to the effect that the merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code; and

•	the other party having performed in all material respects its obligations under the merger agreement, the other party’s representations and warranties being true and correct as of the date of the merger agreement and as of the closing date, and receipt of a certificate signed by the other party’s chief executive officer and chief financial officer to that effect.

The obligation of Pulaski Financial to complete the merger is also conditioned on Central West End Bank having completed the sale of certain fixed-rate loans on terms approved by Pulaski Financial.

Pulaski Financial and CWE Bancorp cannot guarantee whether all of the conditions to the merger will be satisfied or waived by the party permitted to do so.

Conduct of Business Before the Merger

CWE Bancorp has agreed that, until completion of the merger and unless permitted by Pulaski Financial, neither it nor its subsidiaries will:

General Business

•	conduct its business other than in the regular, ordinary and usual course consistent with past practice;

•	fail to maintain and preserve intact its business organization, properties, leases, employees and advantageous business relationships and retain the services of its officers and key employees;

•	take any action that would adversely affect or delay its ability to perform its obligations under the merger agreement or to consummate the transactions contemplated by the merger agreement;

Indebtedness

•	incur any indebtedness or become responsible for the obligations of any person or entity, other than the creation of deposit liabilities and borrowings from the Federal Home Loan Bank of Des Moines in the ordinary course of business consistent with past practice;

•	prepay any such indebtedness so as to cause itself to incur a prepayment penalty thereunder;

Capital Stock

•	adjust, split, combine or reclassify its capital stock;

•	pay any cash or stock dividends or make any other distribution on its capital stock;

•	grant any stock appreciation rights or grant any third party a right to acquire any of its shares of capital stock;

•	issue any additional shares of capital stock or any securities convertible or exercisable for any shares of its capital stock, except pursuant to the exercise of outstanding stock options;

•	redeem, purchase or otherwise acquire any shares of its capital stock;

Dispositions

•	dispose of any of its material assets or cancel or release any indebtedness, other than in the ordinary course of business or pursuant to commitments existing as of the date of the merger agreement;

Investments

•	make any equity investment other than pursuant to commitments existing as of the date of the merger agreement;

Contracts

•	enter into, renew, amend or terminate any contract or agreement, or make any change in any of its leases or contracts, other than with respect to those involving the payment of less than $20,000 per year, and those specifically permitted by the merger agreement;

Loans

•	make, renew, increase, extend, modify or purchase any loans, advances, credit enhancements or extensions, other than existing loan commitments and those in conformity with lending policies in effect as of the date of the merger agreement in amounts not to exceed an aggregate of $250,000 with respect to any one borrower, provided that no fixed-rate loan may have a term of more than seven (7) years;

•	make or increase any loan or extension of credit or commit to make or increase any such loan or extension of credit to any director or executive officer of CWE Bancorp or Central West End Bank, except for loans or extensions of credit on terms made available to the general public and other than renewals of existing loans or commitments to loan;

Employees

•	increase the compensation or fringe benefits of any of its employees or directors, except in the ordinary course of business consistent with past practice;

•	pay any bonus, pension, retirement allowance or contribution not required by any existing plan or agreement to any employees or directors;

•	become a party to, amend or commit to any benefit plan or employment agreement;

•	voluntarily accelerate the vesting or the lapsing of any restrictions with respect to any stock options or other stock-based compensation;

•	elect any new senior executive officer or director;

•	hire any employee with an annual total compensation in excess of $50,000;

Settling Claims

•	settle any claim against it for more than $25,000 or impose or agree to material restrictions on its operations;

Governing Documents

•	amend its articles of incorporation or bylaws;

Investment in Debt Securities

•	make any investment in any debt security, including mortgage-backed and mortgage-related securities, other than U.S. government and U.S. government agency securities with final maturities not greater than one year;

Capital Expenditures

•	make any capital expenditures other than pursuant to binding commitments and other than expenditures necessary to maintain existing assets in good repair or to make payment of necessary taxes;

Branches

•	establish or commit to establish any new branch or other office or file an application to relocate or terminate the operation of an existing banking office;

Accounting

•	change its method of accounting, except as required by changes in generally accepted accounting principles or regulatory guidelines;

Merger Agreement

•	take any action that is intended or expected to result in any of its representations and warranties under the merger agreement being or becoming untrue in any material respect or in the conditions to the merger not being satisfied or in a violation of a provision of the merger agreement;

•	knowingly take any action that would prevent or impede the merger from qualifying as a reorganization under 368(a) of the IRC; or

Other Agreements

•	agree to take, commit to take any or adopt any resolutions in support of any of the foregoing actions.

Pulaski Financial has agreed that, until the completion of the merger and unless permitted by CWE Bancorp, it will not:

•	take any action that would adversely affect or delay its ability to perform its obligations under the merger agreement or to consummate the transactions contemplated by the merger agreement;

•	take any action that is intended or expected to result in any of its representations and warranties under the merger agreement being or becoming untrue in any material respect or in the conditions to the merger not being satisfied or in a violation of a provision of the merger agreement;

•	knowingly take any action that would prevent or impede the merger from qualifying as a reorganization under 368(a) of the IRC; or

•	agree to take, commit to take or adopt any resolutions in support of any of the foregoing actions.

Covenants of CWE Bancorp and Pulaski Financial in the Merger Agreement

Agreement Not to Solicit Other Proposals. CWE Bancorp has agreed not to solicit, initiate, encourage or facilitate any acquisition proposal by a third party, to participate in discussions or negotiations regarding an acquisition proposal or to enter into any agreement requiring it to abandon or terminate the merger agreement with Pulaski Financial. An acquisition proposal includes the following:

•	any merger, consolidation, share exchange, business combination, or other similar transaction involving CWE Bancorp or its subsidiaries;

•	any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 25% or more of the assets of CWE Bancorp;

•	any tender offer or exchange offer for 25% or more of the outstanding shares of capital stock of CWE Bancorp; and

•	any public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing.

Despite the agreement of CWE Bancorp not to solicit other acquisition proposals, the board of directors of CWE Bancorp may generally negotiate or have discussions with, or provide information to, a third party who makes an unsolicited, written, bona fide acquisition proposal, provided that the CWE Bancorp board of directors:

•	after consultation with and receipt of advice from outside legal counsel, in good faith deems such action to be necessary for the proper discharge of its duties to CWE Bancorp shareholders under applicable law; and

•	after consultation with its financial advisor, determines in good faith that the transaction presented by such unsolicited acquisition proposal, taking into account all legal, financial and regulatory aspects of the proposal, the person making the proposal and the prospects and interests of CWE Bancorp and its shareholders, is a more favorable transaction (a “superior proposal”) than the transaction contemplated by the merger agreement with Pulaski Financial.

If CWE Bancorp receives a proposal or information request from a third party or enters into negotiations with a third party regarding a superior proposal, CWE Bancorp must notify Pulaski Financial and provide Pulaski Financial with information about the third party and its proposal.

Certain Other Covenants. The merger agreement also contains other agreements relating to the conduct of Pulaski Financial and CWE Bancorp before consummation of the merger, including the following:

•	CWE Bancorp will give Pulaski Financial reasonable access during normal business hours to CWE Bancorp’s property, books, records and personnel and furnish all information Pulaski Financial may reasonably request.

•	CWE Bancorp will promptly provide Pulaski Financial with a copy of all documents filed with its banking regulators, each management report provided to its board of directors and each public press release.

•	CWE Bancorp will meet with Pulaski Financial on a regular basis to discuss and plan for the conversion of CWE Bancorp data processing and related electronic information systems.

•	CWE Bancorp will use its reasonable best efforts to cause Central West End Bank to complete the sale of certain fixed-rate loans as soon as practicable. The loans to be sold are mortgage loans with maturities of more than seven years as of June 30, 2005, which totaled $20 million.

•	Pulaski Financial and CWE Bancorp will use their reasonable best efforts to submit all necessary applications, notices, and other filings with any governmental entity, the approval of which is required to complete the merger and related transactions.

•	Pulaski Financial and CWE Bancorp will use their reasonable best efforts to obtain all third party consents necessary to consummate the merger.

•	CWE Bancorp will take any necessary action to exempt Pulaski Financial and this transaction from any anti-takeover provisions contained in CWE Bancorp’s articles of incorporation or bylaws or federal or state law.

•	Pulaski Financial and CWE Bancorp will use all reasonable efforts to take all actions necessary to consummate the merger and the transactions contemplated by the merger agreement.

•	CWE Bancorp and Pulaski Financial will consult with each other regarding any public statements about the merger and any filings with any governmental entity.

•	Pulaski Financial will file a registration statement, of which this proxy statement/prospectus forms a part, with the Securities and Exchange Commission registering the shares of Pulaski Financial common stock to be issued in the merger to CWE Bancorp shareholders.

•	CWE Bancorp will take all actions necessary to convene a meeting of its shareholders to vote on the merger agreement. The CWE Bancorp board of directors will recommend at the shareholder meeting that the shareholders vote to approve the merger and will use its reasonable best efforts to solicit shareholder approval, unless it determines that such actions would not comply with its fiduciary obligations to CWE Bancorp shareholders.

•	Prior to completion of the merger, Pulaski Financial will notify The Nasdaq Stock Market of the additional shares of Pulaski Financial common stock that Pulaski Financial will issue in exchange for shares of CWE Bancorp common stock.

•	CWE Bancorp will use its reasonable best efforts to cause each person who is an affiliate of it under Rule 145 of the Securities Act to deliver to Pulaski Financial a letter to the effect that such person will comply with Rule 145.

•	Pulaski Financial and CWE Bancorp will notify each other of any material contract defaults and any events that would reasonably be likely to result in a material adverse effect on the other. They also will notify each other of any communication from a third party regarding the need to obtain that party’s consent in connection with the merger.

Representations and Warranties Made by Pulaski Financial and CWE Bancorp in the Merger Agreement

Pulaski Financial and CWE Bancorp have made certain customary representations and warranties to each other in the merger agreement relating to their businesses. For information on these representations and warranties, please refer to the merger agreement attached as Annex A. The representations and warranties must be true in all material respects through the completion of the merger unless the change does not have a material negative impact on the parties’ business, financial condition or results of operations. See “—Conditions to Completion of the Merger.”

The representations and warranties contained in the merger agreement were made only for purposes of such agreement and are made as of specific dates, were solely for the benefit of the parties to such agreement, and may be subject to limitations agreed to by the contracting parties, including being qualified by disclosures between the parties. These representations and warranties may have been made for the purpose of allocating risk between the parties to the agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors as statements of factual information.

Terminating the Merger Agreemen t

The merger agreement may be terminated at any time prior to the completion of the merger, either before or after approval of the merger agreement by CWE Bancorp shareholders, as follows:

•	by the written mutual consent of Pulaski Financial and CWE Bancorp;

•	by either party, if the shareholders of CWE Bancorp fail to approve the merger agreement (provided that CWE Bancorp will only be entitled to terminate for this reason if it has complied with its obligations under the merger agreement with respect to its shareholder meeting);

•	by either party, if a required regulatory approval, consent or waiver is denied or any governmental entity prohibits the consummation of the merger or the transactions contemplated by the merger agreement;

•	by either party, if the merger is not consummated by September 30, 2006, unless failure to complete the merger by that time is due to a misrepresentation, breach of a warranty or failure to fulfill a covenant by the party seeking to terminate the agreement;

•	by either party, if the other party makes a misrepresentation, breaches a warranty or fails to fulfill a covenant that has not been cured within 30 days following written notice to the party in default; or

•	by Pulaski Financial, if the board of directors of CWE Bancorp does not recommend approval of the merger in the proxy statement/prospectus or withdraws or revises its recommendation in a manner adverse to Pulaski Financial.

Termination Fe e

The merger agreement requires CWE Bancorp to pay Pulaski Financial a fee of $375,000 if within 12 months after the merger agreement is terminated, CWE Bancorp consummates or enters into any agreement with respect to an acquisition proposal and if the merger agreement is terminated under either of the following circumstances:

•	if Pulaski Financial terminates the merger agreement as a result of the failure of CWE Bancorp’s board of directors to recommend approval of the merger or the withdrawal, qualification or revision of its recommendation to approve the merger, and an acquisition proposal from a third party has been publicly announced, disclosed or communicated or made known to CWE Bancorp at any time after the date of the merger agreement and prior to the date of termination; or

•	if either party terminates the merger agreement as a result of the failure of CWE Bancorp’s shareholders to approve the merger, and an acquisition proposal from a third party has been publicly announced, disclosed or communicated or made known to CWE Bancorp at any time after the date of the merger agreement and prior to the date of the CWE Bancorp shareholders meeting.

Restoration of Fixed-Rate Loan Portfoli o

If the merger agreement is terminated by either party subsequent to the sale by Central West End Bank of certain fixed-rate loans that it is required to sell under the merger agreement, Pulaski Financial has agreed to sell to Central West End Bank a portfolio of participation interests in residential and/or commercial real estate loans with a principal amount up to the principal amount of the loans sold by Central West End Bank. The purchase price of such loans will be the then fair market value.

Expenses

Each of Pulaski Financial and CWE Bancorp will pay its own costs and expenses incurred in connection with the merger.

Changing the Terms of the Merger Agreement

Before the completion of the merger, Pulaski Financial and CWE Bancorp may agree to waive, amend or modify any provision of the merger agreement. However, after the vote by CWE Bancorp shareholders, Pulaski Financial and CWE Bancorp can make no amendment or modification that would reduce the amount or alter the kind of consideration to be received by CWE Bancorp’s shareholders under the terms of the merger.

Management and Operations After the Mergers

After the merger and the follow-up merger of Central West End Bank with and into Pulaski Bank, Pulaski Financial’s board of directors and senior management will remain the same.

Certain information relating to the executive compensation, various benefit plans, voting securities, including the principal holders of those securities, certain relationships and related transactions and other matters as to Pulaski Financial is incorporated by reference or set forth in Pulaski Financial’s Annual Report on Form 10-K for the year ended September 30, 2005, incorporated into this document by reference. Shareholders desiring copies of this document and other documents may contact Pulaski Financial at its address or telephone number indicated under “Where You Can Find More Information.”

Employee Matters

Each person who is an employee of Central West End Bank as of the closing of the merger (whose employment is not specifically terminated upon the closing) will become an employee of Pulaski Bank. Pulaski Financial will make available employer provided health and other employee welfare benefit plans to each continuing employee on the same basis that it provides such coverage to Pulaski Financial employees. Former employees of Central West End Bank will be treated as new employees for purposes of Pulaski Financial’s 401(k) plan and employee stock ownership plan; provided, however, that continuing employees will receive credit for service with Central West End Bank for purposes of vesting and determination of eligibility to participate in Pulaski Financial’s 401(k) plan, but not accrual of benefits. Pulaski Financial has also agreed to honor all vested benefits or other vested amounts earned or accrued under Central West End Bank employee benefit plans, contracts and arrangements.

DESCRIPTION OF PULASKI FINANCIAL CAPITAL STOCK

The following summary describes the material terms of Pulaski Financial’s capital stock and is subject to, and qualified by, Pulaski Financial’s articles of incorporation and bylaws and the Missouri General and Business Corporations Law (“MGBCL”). See “Where You Can Find More Information” as to how to obtain a copy of Pulaski Financial’s articles of incorporation and bylaws.

General

Pulaski Financial is authorized to issue 18,000,000 shares of common stock having a par value of $.01 per share, and 1,000,000 shares of preferred stock having a par value of $.01 per share. At December 31, 2005, 8,439,164 shares of common stock were outstanding. At that date, no preferred shares were outstanding.

Common Stock

Pulaski Financial’s outstanding shares of common stock are, and the shares of common stock to be issued in the merger will be, validly issued, fully paid and non assessable. The holders of Pulaski Financial’s common stock have no preemptive or subscription rights to purchase any of its securities. Subject to the prior rights of any preferred stock then outstanding, upon Pulaski Financial’s liquidation, dissolution or winding up, the holders of Pulaski Financial’s common stock are entitled to receive, pro rata, Pulaski Financial’s assets which are legally available for distribution after payment of all debts and other liabilities and the distribution of the liquidation account established in connection with Pulaski Financial’s conversion from a mutual savings and loan association.

There is no cumulative voting in the election of directors. Generally, each outstanding share of common stock is entitled to one vote on all matters submitted to a vote of shareholders. However, Pulaski Financial’s articles of incorporation provide that in no event shall any person, who directly or indirectly beneficially owns in excess of 10% of the then-outstanding shares of common stock as of the record date for the determination of shareholders entitled or permitted to vote on any matter (the “10% limit”), be entitled or permitted to any vote in respect of the shares held in excess of the 10% limit, unless a majority of the board of directors grants such entitlement or permission in advance.

Subject to Pulaski Financial’s obligations under its junior subordinated debentures and the rights of holders of preferred stock which may be issued, the holders of outstanding shares of Pulaski Financial’s common stock are entitled to receive dividends out of assets legally available therefore at such times and in such amounts as Pulaski Financial’s board of directors may from time to time determine. The MGBCL generally limits dividends to an amount equal to the excess of Pulaski Financial’s net assets over its stated capital. It is Pulaski Financial’s intention to continue to pay cash dividends on its common stock so long as permitted by Missouri law, applicable banking regulations and the terms of the junior subordinated debentures and trust preferred securities. Pulaski Financial cannot assure you, however, that it will pay dividends or that it will not reduce or eliminate dividends in the future. The declaration and payment of dividends on Pulaski Financial’s common stock is at the discretion of its board of directors and is dependent on Pulaski Financial’s earnings and financial condition, Pulaski Financial’s ability to meet its liquidity and capital requirements, the general economic and regulatory climate, Pulaski Financial’s ability to satisfy any equity or debt obligations senior to its common stock, and other matters deemed relevant by Pulaski Financial’s board of directors.

Preferred Stock

Pulaski Financial’s articles of incorporation authorize its board of directors, without shareholder action, to issue preferred stock in one or more series and to establish the designations, dividend rates and rights, dissolution or liquidation rights, preferences, price and terms and conditions on which shares may be redeemed, terms and conditions for conversion or exchange into any other class or series of the stock, voting rights and other terms. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, adversely affect the voting power of the holders of common stock and could have the effect of delaying, deferring or preventing a change in Pulaski Financial’s control. As of the date of this proxy statement/prospectus, no shares of preferred stock are outstanding.

Trust Preferred Securities

Pulaski Financial has issued trust preferred securities through two wholly-owned subsidiaries. In March 2004, Pulaski Financial Statutory Trust I, a Connecticut statutory trust, issued $9.0 million of adjustable-rate preferred securities. In December 2004, Pulaski Financial Statutory Trust II, a Delaware statutory trust, issued $10.0 million of adjustable-rate preferred securities. In connection with the issuance of the trust preferred securities, Pulaski Financial issued junior subordinated debentures to the trusts. Pulaski Financial may defer the payment of interest on each of the junior subordinated debentures for a period not to exceed 20 consecutive quarters, provided that the deferral period does not extend beyond the stated maturity. During such deferral period, distributions on the corresponding trust preferred securities will also be deferred and Pulaski Financial will be unable to pay dividends to the holders of shares of its common stock.

Restrictions on Acquisition

The MGBCL contains a “five year freeze” statute that generally prohibits Pulaski Financial from engaging in a business combination with any interested shareholder for a period of five years from the date the person became an interested shareholder unless certain conditions are met. The MGBCL also contains a “control shares acquisition” statute that provides that “acquiring persons” who hold more than a specified percentage of the stock of a public company will not possess voting rights for the stock unless voting rights are approved by both (i) a majority of the voting stock and (ii) a majority of the voting stock excluding the shares held by the acquiring person or any officer or director of the company.

Pulaski Financial’s articles of incorporation and bylaws contain provisions relating to corporate governance and to the rights of shareholders. Some of these provisions may be deemed to have a potential “anti-takeover” effect in that such provisions may delay, defer or prevent a change of control of Pulaski Financial. These include: (1) a classified board of directors; (2) authorization of the issuance of “blank check” preferred stock by Pulaski Financial’s board of directors without shareholder approval; (3) advance notice requirements for nominations for election to the board or for proposing matters that can be acted on by shareholders at shareholder meetings; (4) limiting the removal of directors by the board of directors and shareholders to removal for cause; (5) supermajority voting requirements for certain business combinations; and (6) limiting the persons who may call special meetings of shareholders.

Transfer Agent and Registrar

The Transfer Agent and Registrar for Pulaski Financial’s common stock is Registrar and Transfer Company, 10 Commerce Drive, Cranford, New Jersey 07016.

CWE BANCORP’S MARKET PRICE AND DIVIDEND INFORMATION

Shares of CWE Bancorp common stock are neither traded on an exchange nor listed on the Nasdaq Stock Market. As of December 1, 2005, there were approximately 233 holders of record of CWE Bancorp common stock. These numbers do not reflect the number of persons or entities who may hold their stock in nominee or “street” name through brokerage firms.

During the year ended June 30, 2005, CWE Bancorp paid a dividend of $.06 per share on its common stock. CWE Bancorp did not pay any dividends during the year ended June 30, 2004. The merger agreement prohibits CWE Bancorp from paying cash dividends on shares of CWE Bancorp common stock pending consummation of the merger. See “Description of the Merger Agreement—Conduct of Business Before the Merger.”

SECURITIES OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

AND MANAGEMENT OF CWE BANCORP

CWE Bancorp knows of no single person or group who beneficially owned more than five percent of the outstanding shares of CWE Bancorp common stock at January 23, 2006 other than as set forth in the table below.

The following table provides information about the shares of CWE Bancorp common stock beneficially owned by each director of CWE Bancorp and by all directors and executive officers as a group as of January 23, 2006. A person may be considered to beneficially own any shares of common stock over which he or she has, directly or indirectly, sole or shared voting or investment power.

Name	Number of Shares Owned (Excluding Options)	Number of Shares That May Be Acquired Within 60 Days by Exercising Options	Percent of Total Common Stock Outstanding(1)
Directors and Executive Officers

Fred A. Couts, D. O.	111,678	6,785	13.3%
Jewel L. Hunter	113,820	6,785	13.6
David T. Stoecker	88,107	8,000	10.8
Eugene A. Leonard, Ph.D.	12,000	6,785	2.1
John F. Reilly	4,136	6,785	1.2
Christopher M. Smith, Sr.	2,100	6,785	1.0
Richard A. Scatizzi	14,428	6,785	2.4
Michael F. Taylor	37,131	10,000	5.3
Jeanne A. Sweet	5,845	10,000	1.8
Lance K. Greunke	1,000	8,000	1.0

All Directors and Executive Officers as a Group (10 persons)	390,245	76,710	48.7%

Other 5% Holders

Virginia Mitchum Trust	48,481	—	5.5%

(1)	Based on 881,516 shares of CWE Bancorp common stock outstanding on January 23, 2006 plus, for each person, the number of shares that such person may acquire within 60 days of such date by exercising stock options.

COMPARISON OF RIGHTS OF SHAREHOLDER S

The rights of stockholders of Pulaski Financial are currently governed by Pulaski Financial’s articles of incorporation, bylaws and applicable provisions of the General and Business Corporations Law of Missouri. The rights of stockholders of CWE Bancorp are currently governed by CWE Bancorp’s articles of incorporation, bylaws and applicable provisions of the General and Business Corporations Law of Missouri. If the merger is completed, CWE Bancorp shareholders who receive Pulaski Financial common stock will become Pulaski Financial shareholders and their rights will likewise be governed by Pulaski Financial’s articles of incorporation and bylaws and the General and Business Corporations Law of Missouri.

The following is a summary of the material differences between the rights of a CWE Bancorp shareholder and the rights of a Pulaski Financial shareholder. This summary is not a complete statement of the differences between the rights of CWE Bancorp shareholders and the rights of Pulaski Financial shareholders and is qualified in its entirety by reference to the governing law of each corporation and to the articles of incorporation and bylaws of each corporation. Copies of Pulaski Financial’s articles of incorporation and bylaws are on file with the Securities and Exchange Commission. Copies of CWE Bancorp’s articles of incorporation and bylaws are available upon written request addressed to Jewel L. Hunter, Secretary, CWE Bancorp, Inc., 415 DeBaliviere, St. Louis, Missouri 63112.

Authorized Stock
Pulaski Financial	CWE Bancorp

•      The Pulaski Financial articles of incorporation authorizes 19,000,000 shares of capital stock, consisting of 18,000,000 shares of common stock, $.01 par value, and 1,000,000 shares of preferred stock, $.01 par value.

• The CWE Bancorp articles of incorporation authorize 3,000,000 shares of common stock, $1.00 par value.

• As of December 31, 2005, there were 8,439,164 shares of Pulaski Financial common stock issued and outstanding.	• As of January 23, 2006, there were 881,516 shares of CWE Bancorp common stock issued and outstanding.

• As of December 31, 2005, there were no shares of preferred stock issued or outstanding.	• Same.

Voting Rights
Pulaski Financial	CWE Bancorp
• The holders of the common stock exclusively possess all voting power, subject to the authority of the board of directors to offer voting rights to the holders of preferred stock.	• The holders of the common stock exclusively possess all voting power.

• Each share of common stock is entitled to one vote. Beneficial owners of 10% or more of the outstanding stock are subject to voting limitations.	• Each share of common stock is entitled to one vote.

• Holders of common stock may not cumulate their votes for the election of directors.	• Holders of common stock may cumulate their votes for the election of directors.

Required Vote for Authorization of Certain Actions
Pulaski Financial	CWE Bancorp

•      At least 80% of the outstanding shares of voting stock must approve certain “business combinations” involving an “interested stockholder” or any “affiliate of an “interested stockholder.” However, if two-thirds of directors not affiliated with the interested stockholder approves the business combination or certain pricing criteria are satisfied, a majority vote of the outstanding shares is sufficient to approve a business combination.

•      At least 80% of the outstanding shares of voting stock and a majority of the board of directors must approve certain business combinations involving a person who, either alone or in conjunction with one or more affiliates, owns 10% or more of CWE Bancorp’s outstanding voting stock.

Dividends
Pulaski Financial	CWE Bancorp
• Holders of common stock are entitled, when declared by the Pulaski Financial Board, to receive dividends, subject to the rights of holders of preferred stock.	• Same.

Shareholders’ Meetings
Pulaski Financial	CWE Bancorp

•      Pulaski Financial must deliver notice of the meeting and, in the case of a special meeting, a description of its purpose no fewer than ten days and no more than 70 days before the meeting to each shareholder entitled to vote.

•      CWE Bancorp must deliver notice of the meeting and, in the case of a special meeting, a description of its purpose no fewer than ten days and no more than 50 days before the meeting to each shareholder entitled to vote.

• Only the board of directors may call a special meeting.

•      Special meetings may be called by the chairman of the board, the president, the board of directors or the secretary upon the written request of not less than one-fifth of CWE Bancorp’s outstanding shares.

• For purposes of determining shareholders entitled to vote at a meeting, the board of directors may fix a record date that is not more than 70 days before the meeting.	• For purposes of determining shareholders entitled to vote at a meeting, the board of directors may fix a record date that is not less than 10 days and not more than 60 days before the meeting.

• The board of directors or any shareholder entitled to vote may nominate directors for election or propose new business.	• Same.

•      To nominate a director or propose new business, shareholders must give written notice to the Secretary of Pulaski Financial not less than 60 days nor more than 90 days prior to the meeting. However, if Pulaski Financial gives less than 70 days’ notice or prior public disclosure of the meeting, written notice of the shareholder proposal or nomination must be delivered to the Secretary not

• To nominate a director or propose new business, shareholders must give written notice to the Secretary of CWE Bancorp not less than 20 days prior to the meeting.

later than ten days following the date notice of the meeting was mailed to shareholders or public disclosure of the meeting was made. Each notice given by a shareholder with respect to a nomination to the board of directors or proposal for new business must include certain information regarding the nominee or proposal and the shareholder making the nomination or proposal.

Action by Shareholders Without a Meeting
Pulaski Financial	CWE Bancorp
• Action that may be taken at a meeting of shareholders may be taken by the unanimous written consent of the shareholders	• Same.

Board of Directors
Pulaski Financial	CWE Bancorp
• The bylaws provide that the number of directors, to be fixed by resolution, shall be between 5 and 15.	• The bylaws provide that the number of directors may be set by a majority of the board of directors.

• The board of directors is divided into three classes as equal in number as possible and approximately one-third of the directors are elected at each annual meeting.	• Same.

• Vacancies on the board of directors will be filled by a vote of two-thirds of the remaining directors.	• Vacancies on the board of directors will be filledby a majority vote of the remaining directors.

• Directors may be removed only for cause by the vote of at least 80% of the outstanding shares entitled to vote for directors.	• Directors may be removed by the vote of at least a three-fourths majority of the outstanding shares entitled to vote for directors.

Amendment of the Bylaws
Pulaski Financial	CWE Bancorp

• The bylaws may be amended or repealed only with the approval of at least two-thirds of the board of directors.	• The bylaws may be amended or repealed with the approval of at least a majority of the board of directors.

Amendment of the Articles of Incorporation
Pulaski Financial	CWE Bancorp

•      The articles of incorporation may be amended or repealed upon approval of at least a majority of shares entitled to vote on the matter, unless otherwise provided in the articles of incorporation or Missouri law.

• Same.

LEGAL MATTERS

Certain matters pertaining to the validity of the authorization and issuance of the Pulaski Financial common stock to be issued in the proposed merger and certain matters pertaining to the federal income tax consequences of the proposed merger will be passed upon by Muldoon Murphy & Aguggia LLP, Washington, D.C.

EXPERTS

The consolidated financial statements of Pulaski Financial as of September 30, 2005 and 2004 and for each of the years in the three-year period ended September 30, 2005 have been incorporated by reference in this proxy statement/prospectus in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference, and upon the authority of said firm as experts in accounting and auditing.

The audit report on management’s assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting as of September 30, 2005, expresses KPMG LLP’s opinion that Pulaski Financial did not maintain effective internal control over financial reporting as of September 30, 2005 because of the effect of a material weakness on the achievement of the objectives of the control criteria and contains an explanatory paragraph that states that Pulaski Financial had ineffective policies and procedures relating to the accounting for certain derivative financial instruments under SFAS 133. Specifically, Pulaski Financial’s policies and procedures did not provide for sufficient testing and verification of the criteria for the “short-cut” method to ensure proper application of the provisions of SFAS 133 at inception for certain derivative financial instruments.

SHAREHOLDER PROPOSALS

CWE Bancorp will hold an annual meeting for the year ending June 30, 2006 only if the merger is not completed. CWE Bancorp’s bylaws provide that in order for a shareholder to make nominations for the election of directors or proposals for business to be brought before the annual meeting, a shareholder must deliver notice of such nominations and/or proposals to the Secretary of CWE Bancorp at least 20 days prior to the date of the annual meeting.

WHERE YOU CAN FIND MORE INFORMATION

Pulaski Financial files annual, quarterly and current reports, proxy statements and other information with the SEC. These filings are available to the public over the Internet at the SEC’s website at www.sec.gov. You may also read and copy any document Pulaski Financial files with the SEC at its public reference room located at 100 F Street, N.E., Room 1580, Washington D.C. 20549. Copies of these documents also can be obtained at prescribed rates by writing to the Public Reference Section of the SEC, at 100 F Street, N.E., Room 1580, Washington D.C. 20549 or by calling 1-800-SEC-0330 for additional information on the operation of the public reference facilities.

Pulaski Financial filed with the SEC a registration statement on Form S-4 under the Securities Act to register the shares of Pulaski Financial common stock to be issued to CWE Bancorp shareholders in the merger. This proxy statement/prospectus is a part of that registration statement and constitutes a prospectus of Pulaski Financial in addition to being a proxy statement of CWE Bancorp for its special meeting. As permitted by the SEC rules, this proxy statement/prospectus does not contain all of the information that you can find in the registration statement or in the exhibits to the registration statement. The additional information may be inspected and copied as set forth above.

Neither Pulaski Financial nor CWE Bancorp is required to provide any additional information regarding CWE Bancorp in this proxy statement/prospectus. CWE Bancorp generally provides its shareholders with a copy of its balance sheet and income statements on an annual basis. Copies of these documents may be obtained, without charge, by contacting David T. Stoecker at (314) 367-8800.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows Pulaski Financial to incorporate by reference information into this proxy statement/prospectus. This means that Pulaski Financial can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is an important part of this proxy statement/prospectus, except for any information superseded by information in this proxy statement/prospectus. This proxy statement/prospectus incorporates by reference the documents set forth below that Pulaski Financial has filed previously with the SEC:

•	Pulaski Financial’s Annual Report on Form 10-K for the year ended September 30, 2005; and

•	Pulaski Financial’s Current Reports on Form 8-K filed with the SEC on the following dates:

—	October 7, 2005;

—	October 18, 2005;

—	October 20, 2005;

—	November 17, 2005; and

—	January 11, 2006.

Pulaski Financial also incorporates by reference any filings it makes with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act after the date of this proxy statement/prospectus and before the special meeting.

Any statement contained in a document incorporated by reference in this proxy statement/prospectus shall be deemed to be modified or superseded for purposes of this proxy statement/prospectus to the extent that a statement contained in this proxy statement/prospectus, or in any other document filed later which is also incorporated in this proxy statement/prospectus by reference, modifies or supersedes the statement. Any statement so modified or superseded shall not be deemed to constitute a part of this proxy statement/prospectus except as so modified or superseded. The information relating to Pulaski Financial contained in this proxy statement/prospectus should be read together with the information in the documents incorporated in this proxy statement/prospectus by reference.

You may request, either orally or in writing, and Pulaski Financial will provide, a copy of these filings without charge by contacting Christine A. Munro, Corporate Secretary, at 12300 Olive Boulevard, St. Louis, Missouri 63141, (314) 878-2210. If you would like to request documents, please do so by February 20, 2006, to receive them before the special meeting.

Annex A

AGREEMENT AND PLAN OF MERGER

DATED AS OF OCTOBER 25, 2005

BY AND AMONG

PULASKI FINANCIAL CORP.,

PF ACQUISITION CORP.

AND

CWE BANCORP, INC.

The representations and warranties contained in this merger agreement were made only for purposes of such agreement and are made as of specific dates, were solely for the benefit of the parties to such agreement, and may be subject to limitations agreed to by the contracting parties, including being qualified by disclosures between the parties. These representations and warranties may have been made for the purpose of allocating risk between the parties to the agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors as statements of factual information.

1

A-i

7.3 Effect of Termination	A-33
7.4 Restoration of Loan Portfolio	A-33

ARTICLE VIII—CERTAIN OTHER MATTERS	A-34
8.1 Interpretation	A-34
8.2 Survival	A-34
8.3 Waiver; Amendment	A-34
8.4 Counterparts	A-34
8.5 Governing Law	A-34
8.6 Expenses	A-34
8.7 Notices	A-34
8.8 Entire Agreement; etc.	A-35
8.9 Successors and Assigns; Assignment	A-35

EXHIBITS
Exhibit A Form of Voting Agreement
Exhibit B Plan of Bank Merger
Exhibit C Form of Affiliate Letter

A-ii

Agreement and Plan of Merger

This is an Agreement and Plan of Merger, dated as of the 25th day of October, 2005 (“Agreement”), by and among Pulaski Financial Corp., a Missouri corporation (“Pulaski Financial”), PF Acquisition Corp., a Missouri corporation (“Acquisition Sub”), and CWE Bancorp, Inc., a Missouri corporation (“CWE”).

Introductory Statement

The Board of Directors of each of Pulaski Financial and CWE has determined that this Agreement and the business combination and related transactions contemplated hereby are advisable and in the best interests of Pulaski Financial or CWE, as the case may be, and in the best long-term interests of the stockholders of Pulaski Financial or CWE, as the case may be.

The parties hereto intend that the Merger as defined herein shall qualify as a reorganization under the provisions of Section 368(a) of the IRC for federal income tax purposes.

Pulaski Financial and CWE each desire to make certain representations, warranties and agreements in connection with the business combination and related transactions provided for herein and to prescribe various conditions to such transactions.

As a condition and inducement to Pulaski Financial’s willingness to enter into this Agreement, members of the Board of Directors of CWE have entered into an agreement dated as of the date hereof in the form of Exhibit A pursuant to which he (or she) will vote his (or her) shares of CWE Common Stock in favor of this Agreement and the transactions contemplated hereby.

In consideration of their mutual promises and obligations hereunder, the parties hereto adopt and make this Agreement and prescribe the terms and conditions hereof and the manner and basis of carrying it into effect, which shall be as follows:

ARTICLE I

DEFINITIONS

The following terms are defined in this Agreement in the Section indicated:

Defined Term	Location of Definition
Acquisition Sub	Preamble
Bank Merger	Section 2.13
Cash Consideration	Section 2.5(a)
Cash Election	Section 2.6(b)
Cash Election Shares	Section 2.6(b)
Cash Proration Factor	Section 2.6(e)(ii)(B)
Certificate(s)	Section 2.6(c)
Articles of Merger	Section 2.3
Closing	Section 2.2
Closing Date	Section 2.2
Continuing Employee	Section 5.11(a)
CWE	preamble
CWE Bank	Section 2.13
CWE Employee Plans	Section 3.2(r)(i)
CWE Option	Section 2.11
CWE Option Plan	Section 2.11
CWE Pension Plan	Section 3.2(r)(iii)
CWE Qualified Plan	Section 3.2(r)(iv)
CWE’s Reports	Section 3.2(g)
Disclosure Letter	Section 3.1

Dissenters’ Shares	Section 2.12
Effective Time	Section 2.3
Election Deadline	Section 2.6(c)
Election Form	Section 2.6(a)
Exchange Agent	Section 2.6(c)
Exchange Ratio	Section 2.5(a)
Fixed-Rate Loan Portfolio	Section 2.5(a)
Indemnified Party	Section 5.12(a)
Intellectual Property	Section 3.2(p)
Letter of Transmittal	Section 2.7(a)
Mailing Date	Section 2.6(a)
Maximum Insurance Amount	Section 5.12(c)
Merger	Section 2.1
Merger Consideration	Section 2.5(a)
Mixed Election	Section 2.6(b)
Non-Election	Section 2.6(b)
Non-Election Proration Factor	Section 2.6(e)(ii)(A)
Non-Election Shares	Section 2.6(b)
Proxy Statement-Prospectus	Section 5.9(a)
Pulaski Financial	preamble
Pulaski Financial’s Reports	Section 3.3(f)
Registration Statement	Section 5.9(a)
Representative	Section 2.6(b)
Shortfall Number	Section 2.6(e)(ii)
Stock Consideration	Section 2.5(a)
Stock Conversion Number	Section 2.6(d)
Stock Election	Section 2.6(b)
Stock Election Number	Section 2.6(b)
Stock Election Shares	Section 2.6(b)
Stock Proration Factor	Section 2.6(e)(i)
Stockholder Meeting	Section 5.8
Surviving Corporation	Section 2.1

In addition, for purposes of this Agreement:

“Acquisition Proposal” means any proposal or offer with respect to any of the following (other than the transactions contemplated hereunder): (i) any merger, consolidation, share exchange, business combination, or other similar transaction involving CWE or any of its Subsidiaries; (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 25% or more of CWE’s consolidated assets in a single transaction or series of transactions; (iii) any tender offer or exchange offer for 25% or more of the outstanding shares of CWE’s capital stock or the filing of a registration statement under the Securities Act of 1933, as amended, in connection therewith; or (iv) any public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in an any of the foregoing.

“Agreement” means this Agreement, as amended, modified or amended and restated from time to time in accordance with its terms.

“CRA” means the Community Reinvestment Act.

“CWE Common Stock” means the common stock, par value $1.00 per share, of CWE.

“Environmental Law” means any federal, state or local law, statute, ordinance, rule, regulation, code, license, permit, authorization, approval, consent, order, directive, executive or administrative order, judgment, decree, injunction, or agreement with any Governmental Entity relating to (i) the protection, preservation or restoration of the environment (which includes, without limitation, air, water vapor, surface water, groundwater, drinking water supply, soil, surface land, subsurface land, plant and animal life or any other natural resource), or to human health or safety as it relates to Hazardous Materials, or (ii) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of, Hazardous Materials, in each case as amended and as now in effect. The term Environmental Law includes, without limitation, the Federal Comprehensive Environmental Response, Compensation and Liability Act of 1980, the Superfund Amendments and Reauthorization Act of 1986, the Federal Water Pollution Control Act of 1972, the Federal Clean Air Act, the Federal Clean Water Act, the Federal Resource Conservation and Recovery Act of 1976, the Federal Solid Waste Disposal and the Federal Toxic Substances Control Act, the Federal Insecticide, Fungicide and Rodenticide Act, the Federal Occupational Safety and Health Act of 1970 as it relates to Hazardous Materials, the Federal Hazardous Substances Transportation Act, the Emergency Planning and Community Right-To-Know Act, the Safe Drinking Water Act, the Endangered Species Act, the National Environmental Policy Act, the Rivers and Harbors Appropriation Act or any so-called “Superfund” or “Superlien” law, each as amended and as now in effect.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any entity that is considered one employer with CWE under Section 4001(b)(1) of ERISA or Section 414 of the IRC.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Excluded Shares” shall consist of (i) Dissenters’ Shares and (ii) shares held directly or indirectly by Pulaski Financial (other than shares held in a fiduciary capacity or in satisfaction of a debt previously contracted).

“FDIC” means the Federal Deposit Insurance Corporation.

“GAAP” means generally accepted accounting principles.

“Government Regulator” means any federal or state governmental authority charged with the supervision or regulation of depository institutions or depository institution holding companies or engaged in the insurance of bank deposits.

“Governmental Entity” means any court, administrative agency or commission or other governmental authority or instrumentality.

“Hazardous Material” means any substance (whether solid, liquid or gas) which is or could be detrimental to human health or safety or to the environment, currently or hereafter listed, defined, designated or classified as hazardous, toxic, radioactive or dangerous, or otherwise regulated, under any Environmental Law, whether by type or by quantity, including any substance containing any such substance as a component. Hazardous Material includes, without limitation, any toxic waste, pollutant, contaminant, hazardous substance, toxic substance, hazardous waste, special waste, industrial substance, oil or petroleum, or any derivative or by-product thereof, radon, radioactive material, asbestos, asbestos-containing material, urea formaldehyde foam insulation, lead and polychlorinated biphenyl.

“HOLA” means the Home Owners’ Loan Act, as amended.

“IRC” means the Internal Revenue Code of 1986, as amended.

“knowledge” means, with respect to a party hereto, actual knowledge of the members of the Board of Directors of that party or any officer of that party with the title ranking not less than senior vice president.

“Lien” means any charge, mortgage, pledge, security interest, claim, lien or encumbrance.

“Loan” means a loan, lease, advance, credit enhancement, guarantee or other extension of credit.

“Loan Property” means any property in which the applicable party (or a subsidiary of it) holds a security interest and, where required by the context, includes the owner or operator of such property, but only with respect to such property.

“Material Adverse Effect” means an effect which is material and adverse to the business, financial condition or results of operations of CWE or Pulaski Financial, as the context may dictate, and its Subsidiaries taken as a whole; provided, however, that any such effect resulting from any (i) changes in laws, rules or regulations or generally accepted accounting principles or regulatory accounting requirements or interpretations thereof that apply to both Pulaski Financial and CWE, or to financial and/or depository institutions generally, (ii) changes in economic conditions affecting financial institutions generally, including but not limited to, changes in the general level of market interest rates, (iii) actions and omissions of Pulaski Financial or CWE taken with the prior written consent of the other in contemplation of the transactions contemplated hereby or (iv) direct effects of compliance with this Agreement on the operating performance of the parties, including expenses incurred by the parties in consummating the transactions contemplated by this Agreement, shall not be considered in determining if a Material Adverse Effect has occurred.

“Missouri GBCL” means the General and Business Corporation Law of Missouri.

“OTS” means the Office of Thrift Supervision.

“Participation Facility” means any facility in which the applicable party (or a Subsidiary of it) participates in the management (including all property held as trustee or in any other fiduciary capacity) and, where required by the context, includes the owner or operator of such property, but only with respect to such property.

“person” means an individual, corporation, limited liability company, partnership, association, trust, unincorporated organization or other entity.

“Securities Act” means the Securities Act of 1933, as amended.

“Subsidiary” means a corporation, partnership, joint venture or other entity in which CWE or Pulaski Financial, as the case may be, has, directly or indirectly, an equity interest representing 50% or more of any class of the capital stock thereof or other equity interests therein.

“Superior Proposal” means an unsolicited, bona fide written offer made by a third party to consummate an Acquisition Proposal that (i) CWE’s Board of Directors determines in good faith, after consulting with its outside legal counsel and its financial advisor, would, if consummated, result in a transaction that is more favorable to the stockholders of CWE than the transactions contemplated hereby (taking into account all legal, financial, regulatory and other aspects of the proposal and the entity making the proposal), (ii) is not conditioned on obtaining financing (and with respect to which Pulaski Financial has received written evidence of such person’s ability to fully finance its Acquisition Proposal), (iii) is for 100% of the outstanding shares of CWE Common Stock and (iv) is, in the written opinion of CWE’s financial advisor, more favorable to the stockholders of CWE from a financial point of view than the transactions contemplated hereby (including any adjustments to the terms and conditions of such transactions proposed by Pulaski Financial in response to such Acquisition Proposal).

“Taxes” means all income, franchise, gross receipts, real and personal property, real property transfer and gains, wage and employment taxes.

ARTICLE II

THE MERGER

2.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, CWE will merge with and into Acquisition Sub (the “Merger”) at the Effective Time. At the Effective Time, the separate corporate existence of CWE shall cease. Acquisition Sub shall be the surviving corporation (hereinafter sometimes referred to in such capacity as the “Surviving Corporation”) in the Merger and shall continue to be governed by the Missouri GBCL and its name and separate corporate existence, with all of its rights, privileges, immunities, powers and franchises, shall continue unaffected by the Merger.

2.2 Closing. The closing of the Merger (the “Closing”) will take place in the offices of Muldoon Murphy & Aguggia LLP, 5101 Wisconsin Avenue, Washington, DC at 10:00 a.m. on the date designated by Pulaski

Financial within thirty days following satisfaction or waiver of the conditions to Closing set forth in Article VI (other than those conditions that by their nature are to be satisfied at the Closing), or such later date as the parties may otherwise agree (the “Closing Date”).

2.3 Effective Time. In connection with the Closing, Acquisition Sub shall duly execute and deliver articles of merger (the “Articles of Merger”) to the Missouri Secretary of State for filing pursuant to the Missouri GBCL. The Merger shall become effective at such time as the Articles of Merger are duly filed with the Missouri Secretary of State or at such later date or time as Pulaski Financial and CWE agree and specify in the Articles of Merger (the date and time the Merger becomes effective being the “Effective Time”).

2.4 Effects of the Merger. The Merger will have the effects set forth in the Missouri GBCL. Without limiting the generality of the foregoing, and subject thereto, from and after the Effective Time, Acquisition Sub shall possess all of the properties, rights, privileges, powers and franchises of CWE and be subject to all of the debts, liabilities and obligations of CWE.

2.5 Effect on Outstanding Shares of CWE Common Stock.

(a) Subject to the provisions of Section 2.6 hereof, by virtue of the Merger, automatically and without any action on the part of the holder thereof, each share of CWE Common Stock issued and outstanding at the Effective Time, other than Excluded Shares, shall become and be converted into, at the election of the holder as provided in and subject to the limitations set forth in this Agreement, either the right to receive (i) the Cash Consideration, as defined below, without interest or (ii) the number of shares of Pulaski Common Stock equal to the Exchange Ratio, as defined below, (the “Stock Consideration”). The Cash Consideration and the Stock Consideration are sometimes referred to herein collectively as the “Merger Consideration.”

“Cash Consideration” shall equal (a) $7,272,507 (i) plus or minus the tax-effected gain or loss recognized upon the sale of CWE Bank’s Fixed-Rate Loan Portfolio on a servicing-retained basis (with a servicing spread of no less than 25 basis points), where “Fixed-Rate Loan Portfolio” means all fixed-rate mortgage loans owned by CWE or CWE Bank with maturities in excess of seven (7) years from June 30, 2005, (ii) plus the amount of any mortgage servicing asset recognized in connection with the sale of the Fixed-Rate Loan Portfolio, (iii) plus the amount equal to the portion of the allowance for loan losses relating to the Fixed-Rate Loan Portfolio that is recaptured into income and (iv) minus the amount of any fees in excess of $250,000 in the aggregate paid or payable as a result of or in connection with the transactions contemplated by this Agreement, including those that might not become payable until or after the Effective Time, for investment banking, accounting, legal or other consulting services (b) divided by the total number of shares of CWE Common Stock outstanding immediately prior to the Effective Time.

“Exchange Ratio” means the number of shares of Pulaski Common Stock equal to the Cash Consideration divided by $17.00 (rounded to the nearest ten-thousandth).

(b) Notwithstanding any other provision of this Agreement, no fraction of a share of Pulaski Financial Common Stock and no certificates or scrip therefor will be issued in the Merger; instead, Pulaski Financial shall pay to each holder of CWE Common Stock who would otherwise be entitled to a fraction of a share of Pulaski Financial Common Stock an amount in cash, rounded to the nearest cent, determined by multiplying such fraction by the last sale price of Pulaski Financial Common Stock on the Nasdaq National Market on the date of the Effective Time.

(c) If, between the date of this Agreement and the Effective Time, the outstanding shares of Pulaski Financial Common Stock shall have been changed into a different number of shares or into a different class by reason of any stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares, the Exchange Ratio shall be adjusted appropriately to provide the holders of CWE Common Stock the same economic effect as contemplated by this Agreement prior to such event.

(d) As of the Effective Time, each Excluded Share, other than Dissenters’ Shares, shall be canceled and retired and shall cease to exist, and no exchange or payment shall be made with respect thereto. All shares of Pulaski Financial Common Stock that are held by CWE, if any, other than shares held in a fiduciary capacity or in satisfaction of a debt previously contracted, shall be canceled and shall constitute authorized but unissued shares. In addition, no Dissenters’ Shares shall be converted into shares of Pulaski Financial Common Stock pursuant to this Section 2.5 but instead shall be treated in accordance with the provisions set forth in Section 2.12 of this Agreement.

2.6 Election and Proration Procedures.

(a) An election form in such form as CWE and Pulaski Financial shall mutually agree (an “Election Form”) shall be mailed on the Mailing Date (as defined below) to each holder of record of shares of CWE Common Stock as of a record date which shall be the same date as the record date for eligibility to vote on the Merger. The “Mailing Date” shall be the date on which proxy materials relating to the Merger are mailed to holders of shares of CWE Common Stock. Pulaski Financial shall make available Election Forms as may be reasonably requested by all persons who become holders of CWE Common Stock after the record date for eligibility to vote on the Merger and prior to the Election Deadline (as defined herein), and CWE shall provide to the Exchange Agent all information reasonably necessary for it to perform its obligations as specified herein.

(b) Each Election Form shall entitle the holder of shares of CWE Common Stock (or the beneficial owner through appropriate and customary documentation and instructions) to (i) elect to receive the Cash Consideration for all of such holder’s shares (a “Cash Election”), (ii) elect to receive the Stock Consideration for all of such holder’s shares (a “Stock Election”), (iii) elect to receive the Cash Consideration with respect to some of such holder’s shares and the Stock Consideration with respect to such holder’s remaining shares (a “Mixed Election”) or (iv) make no election or to indicate that such holder has no preference as to the receipt of the Cash Consideration or the Stock Consideration (a “Non-Election”). Holders of record of shares of CWE Common Stock who hold such shares as nominees, trustees or in other representative capacities (a “Representative”) may submit multiple Election Forms, provided that such Representative certifies that each such Election Form covers all the shares of CWE Common Stock held by that Representative for a particular beneficial owner. Shares of CWE Common Stock as to which a Cash Election has been made (including pursuant to a Mixed Election) are referred to herein as “Cash Election Shares.” Shares of CWE Common Stock as to which a Stock Election has been made (including pursuant to a Mixed Election) are referred to herein as “Stock Election Shares.” Shares of CWE Common Stock as to which no election has been made are referred to as “Non-Election Shares.” The aggregate number of shares of CWE Common Stock with respect to which a Stock Election has been made is referred to herein as the “Stock Election Number.”

(c) To be effective, a properly completed Election Form must be received by Registrar and Transfer Company (the “Exchange Agent”) on or before 5:00 p.m., New York City time, on the third business day immediately preceding CWE’s Stockholder Meeting (or such other time and date as CWE and Pulaski Financial may mutually agree) (the “Election Deadline”). An election shall have been properly made only if the Exchange Agent shall have actually received a properly completed Election Form by the Election Deadline. An Election Form shall be deemed properly completed only if accompanied by one or more certificates theretofore representing CWE Common Stock (“Certificate(s)”) (or customary affidavits and, if required by Pulaski Financial pursuant to Section 2.7(i), indemnification regarding the loss or destruction of such Certificates or the guaranteed delivery of such Certificates) representing all shares of CWE Common Stock covered by such Election Form, together with duly executed transmittal materials included with the Election Form. Any CWE stockholder may at any time prior to the Election Deadline change his or her election by written notice received by the Exchange Agent prior to the Election Deadline accompanied by a properly completed and signed revised Election Form. Any CWE stockholder may, at any time prior to the Election Deadline, revoke his or her election by written notice received by the Exchange Agent prior to the Election Deadline or by withdrawal prior to the Election Deadline of his or her Certificates, or of the guarantee of delivery of such Certificates, previously deposited with the Exchange Agent. All elections shall be revoked automatically if the Exchange Agent is notified in writing by Pulaski Financial and CWE that this Agreement has been terminated. If a stockholder either (i) does not submit a properly completed Election Form by the Election Deadline or (ii) revokes its Election Form prior to the Election Deadline and does not submit a new properly executed Election Form prior to the Election Deadline, the shares of CWE Common Stock held by such stockholder shall be designated Non-Election Shares. Pulaski Financial shall cause the Certificates representing CWE Common Stock described in clause (ii) to be promptly returned without charge to the person submitting the Election Form upon written request to that effect from the person who submitted the Election Form. Subject to the terms of this Agreement and of the Election Form, the Exchange Agent shall have reasonable discretion to determine whether any election, revocation or change has been properly or timely made and to disregard immaterial defects in any Election Form, and any good faith decisions of the Exchange Agent regarding such matters shall be binding and conclusive.

(d) Notwithstanding any other provision contained in this Agreement, 50% of the total number of shares of CWE Common Stock outstanding at the Effective Time (the “Stock Conversion Number”) shall be converted into the Stock Consideration and the remaining outstanding shares of CWE Common Stock (excluding shares of CWE Common Stock to be canceled as provided in Section 2.5(d) and Dissenters’ Shares) shall be converted into the Cash Consideration; provided, however, that for federal income tax purposes, it is intended that the Merger will qualify as a reorganization under the provisions of Section 368(a) of the IRC and, notwithstanding anything to the contrary contained herein, in order that the Merger will not fail to satisfy continuity of interest requirements under applicable federal income tax principles relating to reorganizations under Section 368(a) of the IRC, Pulaski Financial shall increase the number of shares of CWE Common Stock that will be converted into the Stock Consideration and reduce the number of shares of CWE Common Stock that will be converted into the right to receive the Cash Consideration to ensure that the Stock Consideration will represent at least 40% of the value of the aggregate Merger Consideration, increased by the value of any Excluded Shares, each as measured as of the Effective Time.

(e) Within three business days after the later to occur of the Election Deadline or the Effective Time, Pulaski Financial shall cause the Exchange Agent to effect the allocation among holders of CWE Common Stock of rights to receive the Cash Consideration and the Stock Consideration as follows:

(i) If the Stock Election Number exceeds the Stock Conversion Number, then all Cash Election Shares and all Non-Election Shares shall be converted into the right to receive the Cash Consideration, and each holder of Stock Election Shares will be entitled to receive (A) the number of shares of Pulaski Financial Common Stock equal to the product obtained by multiplying (1) the number of Stock Election Shares held by such holder by (2) the Exchange Ratio by (3) a fraction, the numerator of which is the Stock Conversion Number and the denominator of which is the Stock Election Number (the “Stock Proration Factor”) and (B) cash in an amount equal to the product obtained by multiplying (1) the number of Stock Election Shares held by such holder by (2) the Cash Consideration by (3) one minus the Stock Proration Factor;

(ii) If the Stock Election Number is less than the Stock Conversion Number (the amount by which the Stock Conversion Number exceeds the Stock Election Number being referred to herein as the “Shortfall Number”), then all Stock Election Shares shall be converted into the right to receive the Stock Consideration and the Non-Election Shares and Cash Election Shares shall be treated in the following manner:

(A) if the Shortfall Number is less than or equal to the number of Non-Election Shares, then all Cash Election Shares shall be converted into the right to receive the Cash Consideration and each holder of Non-Election Shares shall receive (1) the number of shares of Pulaski Financial Common Stock equal to the product obtained by multiplying (x) the number of Non-Election Shares held by such holder by (y) the Exchange Ratio by (z) a fraction the numerator of which is the Shortfall Number and the denominator of which is the total number of Non-Election Shares (the “Non-Election Proration Factor”) and (B) cash in an amount equal to the product obtained by multiplying (x) the number of Non-Election Shares held by such holder by (y) the Cash Consideration by (z) one minus the Non-Election Proration Factor; or

(B) if the Shortfall Number exceeds the number of Non-Election Shares, then all Non-Election Shares shall be converted into the right to receive the Stock Consideration, and each holder of Cash Election Shares shall receive (1) the number of shares of Pulaski Financial Common Stock equal to the product obtained by multiplying (x) the number of Cash Election Shares held by such holder by (y) the Exchange Ratio by (z) a fraction the numerator of which is the amount by which the Shortfall Number exceeds the number of Non-Election Shares and the denominator of which is the total number of Cash Election Shares (the “Cash Proration Factor”) and (B) cash in an amount equal to the product obtained by multiplying (x) the number of Cash Election Shares held by such holder by (y) the Cash Consideration by (z) one minus the Cash Proration Factor.

For purposes of the foregoing calculations, Excluded Shares shall be deemed Cash Election Shares. For purposes of this Section 2.6(e), if Pulaski Financial is obligated to increase the number of shares of CWE Common Stock to be converted into shares of Pulaski Financial Common Stock as a result of the application of the last clause of Section 2.6(d) above, then the higher number shall be substituted for the Stock Conversion Number in the calculations set forth in this Section 2.6(e).

2.7 Exchange Procedures.

(a) Appropriate transmittal materials (“Letter of Transmittal”) in a form satisfactory to Pulaski Financial and CWE shall be mailed as soon as practicable after the Effective Time to each holder of record of CWE Common Stock as of the Effective Time who did not previously submit a completed Election Form. A Letter of Transmittal will be deemed properly completed only if accompanied by certificates representing all shares of CWE Common Stock to be converted thereby.

(b) At and after the Effective Time, each Certificate (except as specifically set forth in Section 2.5) shall represent only the right to receive the Merger Consideration.

(c) Prior to the Effective Time, Pulaski Financial shall (i) reserve for issuance with its transfer agent and registrar a sufficient number of shares of Pulaski Financial Common Stock to provide for payment of the aggregate Stock Consideration and (ii) deposit, or cause to be deposited, with the Exchange Agent, for the benefit of the holders of shares of CWE Common Stock, for exchange in accordance with this Section 2.7, an amount of cash sufficient to pay the aggregate Cash Consideration.

(d) The Letter of Transmittal shall (i) specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent, (ii) be in a form and contain any other provisions as Pulaski Financial may reasonably determine and (iii) include instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration. Upon the proper surrender of the Certificates to the Exchange Agent, together with a properly completed and duly executed Letter of Transmittal, the holder of such Certificates shall be entitled to receive in exchange therefor a certificate representing that number of whole shares of Pulaski Financial Common Stock that such holder has the right to receive pursuant to Section 2.5, if any, and a check in the amount equal to the cash that such holder has the right to receive pursuant to Section 2.5, if any, (including any cash in lieu of fractional shares, if any, that such holder has the right to receive pursuant to Section 2.5, and any dividends or other distributions to which such holder is entitled pursuant to Section 2.5). Certificates so surrendered shall forthwith be canceled. As soon as practicable following receipt of the properly completed Letter of Transmittal and any necessary accompanying documentation, the Exchange Agent shall distribute Pulaski Financial Common Stock and cash as provided herein. The Exchange Agent shall not be entitled to vote or exercise any rights of ownership with respect to the shares of Pulaski Financial Common Stock held by it from time to time hereunder, except that it shall receive and hold all dividends or other distributions paid or distributed with respect to such shares for the account of the persons entitled thereto. If there is a transfer of ownership of any shares of CWE Common Stock not registered in the transfer records of CWE, the Merger Consideration shall be issued to the transferee thereof if the Certificates representing such CWE Common Stock are presented to the Exchange Agent, accompanied by all documents required, in the reasonable judgment of Pulaski Financial and the Exchange Agent, to evidence and effect such transfer and to evidence that any applicable stock transfer taxes have been paid.

(e) No dividends or other distributions declared or made after the Effective Time with respect to Pulaski Financial Common Stock issued pursuant to this Agreement shall be remitted to any person entitled to receive shares of Pulaski Financial Common Stock hereunder until such person surrenders his or her Certificates in accordance with this Section 2.7. Upon the surrender of such person’s Certificates, such person shall be entitled to receive any dividends or other distributions, without interest thereon, which subsequent to the Effective Time had become payable but not paid with respect to shares of Pulaski Financial Common Stock represented by such person’s Certificates.

(f) The stock transfer books of CWE shall be closed immediately upon the Effective Time and from and after the Effective Time there shall be no transfers on the stock transfer records of CWE of any shares of CWE Common Stock. If, after the Effective Time, Certificates are presented to Pulaski Financial, they shall be canceled and exchanged for the Merger Consideration deliverable in respect thereof pursuant to this Agreement in accordance with the procedures set forth in this Section 2.7.

(g) Any portion of the aggregate amount of cash to be paid pursuant to Section 2.5, any dividends or other distributions to be paid pursuant to this Section 2.7 or any proceeds from any investments thereof that remains unclaimed by the stockholders of CWE for six months after the Effective Time shall be repaid by the Exchange Agent to Pulaski Financial upon the written request of Pulaski Financial. After such request is made, any stockholders of CWE who have not theretofore complied with this Section 2.7 shall look only to Pulaski Financial for the Merger Consideration deliverable in respect of each share of CWE Common Stock such stockholder holds, as determined pursuant to Section 2.5 of this Agreement, without any interest thereon. If outstanding Certificates are not surrendered prior to the date on which such payments would otherwise escheat to or become the property of any governmental unit or agency, the unclaimed items shall, to the extent permitted by any abandoned property, escheat or other applicable laws, become the property of Pulaski Financial (and, to the extent not in its possession, shall be paid over to it), free and clear of all claims or interest of any person previously entitled to such claims. Notwithstanding the foregoing, neither the Exchange Agent nor any party to this Agreement (or any affiliate thereof) shall be liable to any former holder of CWE Common Stock for any amount delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

(h) Pulaski Financial and the Exchange Agent shall be entitled to rely upon CWE’s stock transfer books to establish the identity of those persons entitled to receive the Merger Consideration, which books shall be conclusive with respect thereto. In the event of a dispute with respect to ownership of stock represented by any Certificate, Pulaski Financial and the Exchange Agent shall be entitled to deposit any Merger Consideration represented thereby in escrow with an independent third party and thereafter be relieved with respect to any claims thereto.

(i) If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by the Exchange Agent or Pulaski Financial, the posting by such person of a bond in such amount as the Exchange Agent may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration deliverable in respect thereof pursuant to Section 2.5.

2.8 Effect on Outstanding Shares of Acquisition Sub Common Stock. At the Effective Time, each share of common stock of Acquisition Sub issued and outstanding immediately prior to the Effective Time shall remain an issued and outstanding share of common stock of the Surviving Corporation and shall not be affected by the Merger.

2.9 Directors of Surviving Corporation After Effective Time. Immediately after the Effective Time, until their respective successors are duly elected or appointed and qualified, the directors of the Surviving Corporation shall consist of the directors of Acquisition Sub serving immediately prior to the Effective Time.

2.10 Articles of Incorporation and Bylaws. The articles of incorporation of Acquisition Sub, as in effect immediately prior to the Effective Time, shall be the articles of incorporation of the Surviving Corporation until thereafter amended in accordance with applicable law. The bylaws of Acquisition Sub, as in effect immediately prior to the Effective Time, shall be the bylaws of the Surviving Corporation until thereafter amended in accordance with applicable law.

2.11 Treatment of Stock Options. At the Effective Time, each option to acquire shares of CWE Common Stock (a “CWE Option”) granted pursuant to CWE’s Stock Option Plan (the “CWE Option Plan”) that is then outstanding and unexercised, whether or not then vested, shall be canceled, and in lieu thereof the holders of such options shall be paid by Pulaski Financial in cash an amount equal to the product of (i) the number of shares of CWE Common Stock subject to such option at the Effective Time and (ii) the amount by which the Cash Consideration exceeds the exercise price per share of such option, net of any cash which must be withheld under federal and state income and employment tax requirements. In the event that the exercise price of a CWE Option is greater than the Cash Consideration, then at the Effective Time such CWE Option shall be canceled without any payment made in exchange therefor. At the Effective Time the CWE Option Plan shall be deemed terminated.

2.12 Dissenters’ Rights. Notwithstanding any other provision of this Agreement to the contrary, shares of CWE Common Stock that are outstanding immediately prior to the Effective Time and which are held by stockholders who shall have not voted in favor of the Merger or consented thereto in writing and who properly shall have demanded payment of the fair value for such shares in accordance with the Missouri GBCL (collectively, the “Dissenters’ Shares”) shall not be converted into or represent the right to receive the Merger Consideration. Such stockholders instead shall be entitled to receive payment of the fair value of such shares held by them in accordance with the provisions of the Missouri GBCL, except that all Dissenters’ Shares held by stockholders who shall have failed to perfect or who effectively shall have withdrawn or otherwise lost their rights as dissenting shareholders under the Missouri GBCL shall thereupon be deemed to have been converted into and to have become exchangeable, as of the Effective Time, for the right to receive, without any interest thereon, the Merger Consideration upon surrender in the manner provided in Section 2.7 of the Certificate(s) that, immediately prior to the Effective Time, evidenced such shares. CWE shall give Pulaski Financial (i) prompt notice of any written demands for payment of fair value of any shares of CWE Common Stock, attempted withdrawals of such demands and any other instruments served pursuant to the Missouri GBCL and received by CWE relating to stockholders’ dissenters’ rights and (ii) the opportunity to participate in all negotiations and proceedings with respect to demands under the Missouri GBCL consistent with the obligations of CWE thereunder. CWE shall not, except with the prior written consent of Pulaski Financial, (x) make any payment with respect to such demand, (y) offer to settle or settle any demand for payment of fair value or (z) waive any failure to timely deliver a written demand for payment of fair value or timely take any other action to perfect payment of fair value rights in accordance with the Missouri GBCL.

2.13 Bank Merger. Concurrently with or as soon as practicable after the execution and delivery of this Agreement, Pulaski Bank, a wholly owned subsidiary of Pulaski Financial, and Central West End Bank, a Federal Savings Bank (“CWE Bank”), a wholly owned subsidiary of CWE, shall enter into the Plan of Bank Merger, in the form attached hereto as Exhibit B, pursuant to which CWE Bank will merge with and into Pulaski Bank (the “Bank Merger”). The parties intend that the Bank Merger will become effective simultaneously with or immediately following the Effective Time.

2.14 Alternative Structure. Notwithstanding anything to the contrary contained in this Agreement, prior to the Effective Time, Pulaski Financial may specify that the structure of the transactions contemplated by this Agreement be revised and the parties shall enter into such alternative transactions as Pulaski Financial may reasonably determine to effect the purposes of this Agreement; provided, however, that such revised structure shall not (i) alter or change the amount or kind of the Merger Consideration or (ii) materially impede or delay the receipt of any regulatory approval referred to in, or the consummation of the transactions contemplated by, this Agreement. In the event that Pulaski Financial elects to make such a revision, the parties agree to execute appropriate documents to reflect the revised structure.

2.15 Absence of Control. Subject to any specific provisions of this Agreement, it is the intent of the parties hereto that Pulaski Financial by reason of this Agreement shall not be deemed (until consummation of the transactions contemplated hereby) to control, directly or indirectly, CWE or to exercise, directly or indirectly, a controlling influence over the management or policies of CWE.

ARTICLE III

REPRESENTATIONS AND WARRANTIES

3.1 Disclosure Letters. Within ten business days following the execution and delivery of this Agreement, Pulaski Financial and CWE shall deliver to the other a letter (each, its “Disclosure Letter”) setting forth, among other things, facts, circumstances and events the disclosure of which is required or appropriate in relation to any or all of their respective representations and warranties (and making specific reference to the Section of this Agreement to which they relate).

3.2 Representations and Warranties of CWE. CWE represents and warrants to Pulaski Financial that, except as disclosed in CWE’s Disclosure Letter:

(a) Organization and Qualification. CWE is a corporation duly organized, validly existing and in good standing under the laws of the State of Missouri and is registered with the OTS as a savings and loan holding company. CWE has all requisite corporate power and authority to own, lease and operate its properties and to conduct the business currently being conducted by it. CWE is duly qualified or licensed as a foreign corporation to transact business and is in good standing in each jurisdiction in which the character of the properties owned or leased by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so qualified or licensed and in good standing would not have a Material Adverse Affect on CWE. CWE engages only in activities (and holds properties only of the types) permitted to savings and loan holding companies by the HOLA and the rules and regulations of the OTS promulgated thereunder.

(b) Subsidiaries.

(i) CWE’s Disclosure Letter sets forth with respect to each of CWE’s Subsidiaries its name, its jurisdiction of incorporation, CWE’s percentage ownership, the number of shares of stock owned or controlled by CWE and the name and number of shares held by any other person who owns any stock of the Subsidiary. CWE owns of record and beneficially all the capital stock of each of its Subsidiaries free and clear of any Liens. There are no contracts, commitments, agreements or understandings relating to CWE’s right to vote or dispose of any equity securities of its Subsidiaries. CWE’s ownership interest in each of its Subsidiaries is in compliance with all applicable laws, rules and regulations relating to equity investments by savings and loan holding companies or federal savings associations.

(ii) Each of CWE’s Subsidiaries is a corporation duly organized and validly existing under the laws of its jurisdiction of incorporation, has all requisite corporate power and authority to own, lease and operate its properties and to conduct the business currently being conducted by it and is duly qualified or licensed as a foreign corporation to transact business and is in good standing in each jurisdiction in which the character of the properties owned or leased by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so qualified or licensed and in good standing would not have a Material Adverse Affect on such Subsidiary.

(iii) The outstanding shares of capital stock of each Subsidiary have been validly authorized and are validly issued, fully paid and nonassessable. No shares of capital stock of any Subsidiary of CWE are or may be required to be issued by virtue of any options, warrants or other rights, no securities exist that are convertible into or exchangeable for shares of such capital stock or any other debt or equity security of any Subsidiary, and there are no contracts, commitments, agreements or understandings of any kind for the issuance of additional shares of capital stock or other debt or equity security of any Subsidiary or options, warrants or other rights with respect to such securities.

(iv) No Subsidiary of CWE other than CWE Bank is an “insured depository institution” as defined in the Federal Deposit Insurance Act, as amended, and the applicable regulations thereunder. CWE Bank’s deposits are insured by the FDIC through the Bank Association Insurance Fund to the fullest extent permitted by law. CWE Bank is a member in good standing of the Federal Home Loan Bank of Des Moines. CWE Bank engages only in activities (and holds properties only of the types) permitted by the HOLA and the rules and regulations of the OTS promulgated thereunder.

(c) Capital Structure.

(i) The authorized capital stock of CWE consists of 3,000,000 shares of CWE Common Stock.

(ii) As of the date of this Agreement: (A) 881,516 shares of CWE Common Stock are issued and outstanding, all of which are validly issued, fully paid and nonassessable and were issued in full compliance with all applicable federal and state securities laws; and (B) 84,710 shares of CWE Common Stock are reserved for issuance pursuant to outstanding CWE Options.

(iii) Set forth in CWE’s Disclosure Letter is a complete and accurate list of all outstanding CWE Options, including the names of the optionees, dates of grant, exercise prices, dates of vesting, dates of termination, shares subject to each grant and whether stock appreciation, limited or other similar rights were granted in connection with such options.

(iv) No bonds, debentures, notes or other indebtedness having the right to vote on any matters on which stockholders of CWE may vote are issued or outstanding.

(v) Except as set forth in this Section 3.2(c), as of the date of this Agreement, (A) no shares of capital stock or other voting securities of CWE are issued, reserved for issuance or outstanding and (B) neither CWE nor any of its Subsidiaries has or is bound by any outstanding subscriptions, options, warrants, calls, rights, convertible securities, commitments or agreements of any character obligating CWE or any of its Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, any additional shares of capital stock of CWE or obligating CWE or any of its Subsidiaries to grant, extend or enter into any such option, warrant, call, right, convertible security, commitment or agreement. As of the date hereof, there are no outstanding contractual obligations of CWE or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock of CWE or any of its Subsidiaries.

(d) Authority. CWE has all requisite corporate power and authority to enter into this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate actions on the part of CWE’s Board of Directors, and no other corporate proceedings on the part of CWE are necessary to authorize this Agreement or to consummate the transactions contemplated by this Agreement other than the approval and adoption of this Agreement by the affirmative vote of the holders of two-thirds of the outstanding shares of CWE Common Stock. This Agreement has been duly and validly executed and delivered by CWE and constitutes a valid and binding obligation of CWE, enforceable against CWE in accordance with its terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights and remedies generally and to general principles of equity, whether applied in a court of law or a court of equity.

(e) No Violations. The execution, delivery and performance of this Agreement by CWE do not, and the consummation of the transactions contemplated by this Agreement will not, (i) assuming all required governmental approvals have been obtained and the applicable waiting periods have expired, violate any law, rule or regulation or any judgment, decree, order, governmental permit or license to which CWE or any of its Subsidiaries (or any of their respective properties) is subject, (ii) violate the articles of incorporation or bylaws of CWE or the similar organizational documents of any of its Subsidiaries or (iii) constitute a breach or violation of, or a default under (or an event which, with due notice or lapse of time or both, would constitute a default under), or result in the termination of, accelerate the performance required by, or result in the creation of any Lien upon any of the properties or assets of CWE or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, indenture, deed of trust, loan agreement or other agreement, instrument or obligation to which CWE or any of its Subsidiaries is a party, or to which any of their respective properties or assets may be subject except, in the case of (iii), for any such breaches, violations or defaults that would not, individually or in the aggregate, have a Material Adverse Effect on CWE.

(f) Consents and Approvals. No consents or approvals of, or filings or registrations with, any Governmental Entity or any third party are required to be made or obtained in connection with the execution and delivery by CWE of this Agreement or the consummation by CWE of the Merger and the other transactions contemplated by this Agreement, including the Bank Merger, except for filings of applications and notices with, receipt of approvals or nonobjections from, and expiration of the related waiting period required by, federal and state banking authorities. As of the date hereof, CWE knows of no reason pertaining to CWE why any of the approvals referred to in this Section 3.2(f) should not be obtained without the imposition of any material condition or restriction described in Section 6.1(b).

(g) Governmental Filings. CWE and each of its Subsidiaries has filed all reports, schedules, registration statements and other documents that it has been required to file since December 31, 2002 with the OTS, the FDIC or any other Governmental Regulator (collectively, “CWE’s Reports”). No administrative actions have been taken or threatened or orders issued in connection with any of CWE’s Reports. As of their respective dates, each of CWE’s Reports complied in all material with respects with all laws or regulations under which it was filed (or was amended so as to be in compliance promptly following discovery of such noncompliance). Any financial statement contained in any of CWE’s Reports fairly presented in all material respects the financial position of CWE on a consolidated basis, CWE alone or each of CWE’s Subsidiaries alone, as the case may be, and was prepared in accordance with GAAP or applicable regulations.

(h) Financial Statements. CWE’s Disclosure Letter contains copies of the consolidated balance sheets of CWE and its Subsidiaries as of June 30, 2005 and 2004 and related consolidated statements of income, cash flows and changes in stockholders’ equity for each of the years in the two-year period ended June 30, 2005, together with the notes thereto, accompanied by the audit report of CWE’s independent public auditors. Such financial statements were prepared from the books and records of CWE and its Subsidiaries, fairly present the consolidated financial position of CWE and its Subsidiaries in each case at and as of the dates indicated and the consolidated results of operations, retained earnings and cash flows of CWE and its Subsidiaries for the periods indicated, and, except as otherwise set forth in the notes thereto, were prepared in accordance with GAAP consistently applied throughout the periods covered thereby. The books and records of CWE and its Subsidiaries have been, and are being, maintained in all respects in accordance with GAAP and any other legal and accounting requirements and reflect only actual transactions.

(i) Undisclosed Liabilities. Neither CWE nor any of its Subsidiaries has incurred any debt, liability or obligation of any nature whatsoever (whether accrued, contingent, absolute or otherwise and whether due or to become due) other than liabilities reflected on or reserved against in the consolidated balance sheet of CWE as of June 30, 2005, except for (i) liabilities incurred since June 30, 2005 in the ordinary course of business consistent with past practice that, either alone or when combined with all similar liabilities, have not had, and would not reasonably be expected to have, a Material Adverse Effect on CWE and (ii) liabilities incurred for legal, accounting, financial advising fees and out-of-pocket expenses in connection with the transactions contemplated by this Agreement.

(j) Absence of Certain Changes or Events. Since June 30, 2005:

(i) CWE and its Subsidiaries have conducted their respective businesses only in the ordinary and usual course of such businesses consistent with their past practices;

(ii) there has not been any event or occurrence that has had, or is reasonably expected to have, a Material Adverse Effect on CWE;

(iii) CWE has not declared, paid or set aside any dividends or distributions with respect to the CWE Common Stock;

(iv) except for supplies or equipment purchased in the ordinary course of business, neither CWE nor any of its Subsidiaries have made any capital expenditures exceeding individually or in the aggregate $10,000;

(v) there has not been any write-down by CWE Bank in excess of $50,000 with respect to any of its Loans or other real estate owned;

(vi) there has not been any sale, assignment or transfer of any assets by CWE or any of its Subsidiaries in excess of $10,000 other than in the ordinary course of business or pursuant to a contract or agreement disclosed in CWE’s Disclosure Letter;

(vii) there has been no increase in the salary, compensation, pension or other benefits payable or to become payable by CWE or any of its Subsidiaries to any of their respective directors, officers or employees, other than in conformity with the policies and practices of such entity in the usual and ordinary course of its business;

(viii) neither CWE nor any of its Subsidiaries has paid or made any accrual or arrangement for payment of bonuses or special compensation of any kind or any severance or termination pay to any of their directors, officers or employees, other than in the usual and ordinary course of business in conformity with past practice; and

(ix) there has been no change in any accounting principles, practices or methods of CWE or any of its Subsidiaries other than as required by GAAP.

(k) Litigation. There are no suits, actions or legal, administrative or arbitration proceedings pending or, to the knowledge of CWE, threatened against or affecting CWE or any of its Subsidiaries or any property or asset of CWE or any of its Subsidiaries. To the knowledge of CWE, there are no investigations, reviews or inquiries by any court or Governmental Entity pending or threatened against CWE or any of its Subsidiaries. There are no judgments, decrees, injunctions, orders or rulings of any Governmental Entity or arbitrator outstanding against CWE or any of its Subsidiaries that have not been satisfied or that enjoin CWE or any of its Subsidiaries from taking any action.

(l) Absence of Regulatory Actions. Since December 31, 2002, neither CWE nor any of its Subsidiaries has been a party to any cease and desist order, written agreement or memorandum of understanding with, or any commitment letter or similar undertaking to, or has been subject to any action, proceeding, order or directive by any Government Regulator, or has adopted any board resolutions at the request of any Government Regulator, or has been advised by any Government Regulator that it is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such action, proceeding, order, directive, written agreement, memorandum of understanding, commitment letter, board resolutions or similar undertaking. There are no unresolved violations, criticisms or exceptions by any Government Regulator with respect to any report or statement relating to any examinations of CWE or its Subsidiaries.

(m) Compliance with Laws. CWE and each of its Subsidiaries conducts its business in compliance with all statutes, laws, regulations, ordinances, rules, judgements, orders or decrees applicable to it. CWE and each of its Subsidiaries has all permits, licenses, certificates of authority, orders and approvals of, and has made all filings, applications and registrations with, all Governmental Entities that are required in order to permit it to carry on its business as it is presently conducted; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect, and no suspension or cancellation of any of them is threatened. Neither CWE nor any of its Subsidiaries has been given notice or been charged with any violation of, any law, ordinance, regulation, order, writ, rule, decree or condition to approval of any Governmental Entity which, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on CWE.

(n) Taxes. All federal, state, local and foreign Tax returns required to be filed by or on behalf of CWE or any of its Subsidiaries have been timely filed or requests for extensions have been timely filed and any such extension shall have been granted and not have expired, and all such filed returns are complete and accurate in all material respects. All Taxes shown on such returns, all Taxes required to be shown on returns for which extensions have been granted and all other taxes required to be paid by CWE or any of its Subsidiaries have been paid in full or adequate provision has been made for any such Taxes on CWE’s balance sheet (in accordance with GAAP). There is no audit examination, deficiency assessment, tax investigation or refund litigation with respect to any Taxes of CWE or any of its Subsidiaries, and no claim has been made in writing by any authority in a jurisdiction where CWE or any of its Subsidiaries do not file Tax returns that CWE or any such Subsidiary is subject to taxation in that jurisdiction. All Taxes, interest, additions and penalties due with respect to completed and settled examinations or concluded litigation relating to CWE or any of its Subsidiaries have been paid in full or adequate provision has been made for any such Taxes on CWE’s balance sheet (in accordance with GAAP). CWE and its Subsidiaries have not executed an extension or waiver of any statute of limitations on the assessment or collection of any Tax due that is currently in effect. CWE and each of its Subsidiaries has withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party, and CWE and each of its Subsidiaries has timely complied with all applicable information reporting requirements under Part III, Subchapter A of Chapter 61 of the IRC and similar applicable state and local information reporting requirements. Neither CWE nor any of its Subsidiaries is a party to any agreement, contract, arrangement or plan that has resulted or would result, individually or in the aggregate, in connection with this Agreement in the payment of any “excess parachute payments” within the meaning of Section 280G of the IRC and neither CWE nor any of its Subsidiaries has made any payments and is not a party to any agreement, and does not maintain any plan, program or arrangement, that could require it to make any payments (including any deemed payment of compensation upon the exercise of a CWE Option or upon the issuance of any CWE Common Stock), that would not be fully deductible by reason of Section 162(m) of the IRC.

(o) Agreements.

(i)    CWE’s Disclosure Letter lists, and contains a complete and correct copy of, any contract, arrangement, commitment or understanding (whether written or oral) to which CWE or any of its Subsidiaries is a party or is bound:

(A)    with any executive officer or other key employee of CWE or any of its Subsidiaries the benefits of which are contingent, or the terms of which are materially altered, upon the occurrence of a transaction involving CWE or any of its Subsidiaries of the nature contemplated by this Agreement;

(B)    with respect to the employment of any directors, officers, employees or consultants;

(C)    any of the benefits of which will be increased, or the vesting or payment of the benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement, or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement (including any stock option plan, phantom stock or stock appreciation rights plan, restricted stock plan or stock purchase plan);

(D)    containing covenants that limit the ability of CWE or any of its Subsidiaries to compete in any line of business or with any person, or that involve any restriction on the geographic area in which, or method by which, CWE (including any successor thereof) or any of its Subsidiaries may carry on its business (other than as may be required by law or any regulatory agency);

(E)    pursuant to which CWE or any of its Subsidiaries may become obligated to invest in or contribute capital to any entity;

(F)    that relates to borrowings of money (or guarantees thereof) by CWE or any of its Subsidiaries in excess of $50,000, other than advances from the Federal Home Loan Bank of Des Moines; or

(G)    which is a lease or license with respect to any property, real or personal, whether as landlord, tenant, licensor or licensee, involving a liability or obligation as obligor in excess of $25,000 on an annual basis.

(ii)    Neither CWE nor any of its Subsidiaries is in default under (and no event has occurred which, with due notice or lapse of time or both, would constitute a default under) or is in violation of any provision of any note, bond, indenture, mortgage, deed of trust, loan agreement, lease or other agreement to which it is a party or by which it is bound or to which any of its respective properties or assets is subject and, to the knowledge of CWE, no other party to any such agreement (excluding any loan or extension of credit made by CWE or any of its Subsidiaries) is in default in any respect thereunder, except for such defaults or violations that would not, individually or in the aggregate, have a Material Adverse Effect on CWE.

(p)    Intellectual Property. CWE and each of its Subsidiaries owns or possesses valid and binding licenses and other rights to use without payment all patents, copyrights, trade secrets, trade names, service marks and trademarks material to its business. CWE’s Disclosure Letter sets forth a complete and correct list of all material trademarks, trade names, service marks and copyrights owned by or licensed to CWE or any of its Subsidiaries for use in its business, and all licenses and other agreements relating thereto and all agreements relating to third party intellectual property that CWE or any of its Subsidiaries is licensed or authorized to use in its business, including without limitation any software licenses (collectively, the “Intellectual Property”). With respect to each item of Intellectual Property owned by CWE or any of its Subsidiaries, the owner possesses all right, title and interest in and to the item, free and clear of any Lien. With respect to each item of Intellectual Property that CWE or any of its Subsidiaries is licensed or authorized to use, the license, sublicense or agreement covering such item is legal, valid, binding, enforceable and in full force and effect. Neither CWE nor any of its Subsidiaries has received any charge, complaint, claim, demand or notice alleging any interference, infringement, misappropriation or violation with or of any intellectual property rights of a third party (including any claims that CWE or any of its Subsidiaries must license or refrain from using any intellectual property rights of a third party). To the knowledge of CWE, neither CWE nor any of its Subsidiaries has interfered with, infringed upon, misappropriated or otherwise come into conflict with any intellectual property rights of third parties and no third party has interfered with, infringed upon, misappropriated or otherwise come into conflict with any intellectual property rights of CWE or any of its Subsidiaries.

(q)    Labor Matters. CWE and its Subsidiaries are in material compliance with all applicable laws respecting employment, retention of independent contractors, employment practices, terms and conditions of employment, and wages and hours. Neither CWE nor any of its Subsidiaries is or has ever been a party to, or is or has ever been bound by, any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization with respect to its employees, nor is CWE or any of its Subsidiaries the subject of any proceeding asserting that it has committed an unfair labor practice or seeking to compel it or any such Subsidiary to bargain with any labor organization as to wages and conditions of employment nor has any such proceeding been threatened, nor is there any strike, other labor dispute or organizational effort involving CWE or any of its Subsidiaries pending or, to the knowledge of CWE, threatened.

(r)    Employee Benefit Plans.

(i)    CWE’s Disclosure Letter contains a complete and accurate list of all pension, retirement, stock option, stock purchase, stock ownership, savings, stock appreciation right, profit sharing, deferred compensation, consulting, bonus, group insurance, severance and other benefit plans, contracts, agreements and arrangements, including, but not limited to, “employee benefit plans,” as defined in Section 3(3) of ERISA, incentive and welfare policies, contracts, plans and arrangements and all trust agreements related thereto with respect to any present or former directors, officers or other employees of CWE or any of its Subsidiaries (hereinafter referred to collectively as the “CWE Employee Plans”). CWE has previously delivered or made available to Pulaski Financial true and complete copies of each agreement, plan and other documents referenced in CWE’s Disclosure Letter. There has been no announcement or commitment by CWE or any of its Subsidiaries to create an additional CWE Employee Plan, or to amend any CWE Employee Plan, except for amendments required by applicable law which do not materially increase the cost of such CWE Employee Plan.

(ii)    There is no pending or threatened litigation, administrative action or proceeding relating to any CWE Employee Plan. All of the CWE Employee Plans comply in all material respects with all applicable requirements of ERISA, the IRC and other applicable laws. There has occurred no “prohibited transaction” (as defined in Section 406 of ERISA or Section 4975 of the IRC) with respect to the CWE Employee Plans which is likely to result in the imposition of any penalties or taxes upon CWE or any of its Subsidiaries under Section 502(i) of ERISA or Section 4975 of the IRC.

(iii)    No liability to the Pension Benefit Guarantee Corporation has been or is expected by CWE or any of its Subsidiaries to be incurred with respect to any CWE Employee Plan which is subject to Title IV of ERISA (“CWE Pension Plan”), or with respect to any “single-employer plan” (as defined in Section 4001(a) of ERISA) currently or formerly maintained by CWE or any ERISA Affiliate. No CWE Pension Plan had an “accumulated funding deficiency” (as defined in Section 302 of ERISA), whether or not waived, as of the last day of the end of the most recent plan year ending prior to the date hereof; the fair market value of the assets of each CWE Pension Plan exceeds the present value of the “benefit liabilities” (as defined in Section 4001(a)(16) of ERISA) under such CWE Pension Plan as of the end of the most recent plan year with respect to the respective CWE Pension Plan ending prior to the date hereof, calculated on the basis of the actuarial assumptions used in the most recent actuarial valuation for such CWE Pension Plan as of the date hereof; and no notice of a “reportable event” (as defined in Section 4043 of ERISA) for which the 30-day reporting requirement has not been waived has been required to be filed for any CWE Pension Plan within the 12-month period ending on the date hereof. Neither CWE nor any of its Subsidiaries has provided, or is required to provide, security to any CWE Pension Plan or to any single-employer plan of an ERISA Affiliate pursuant to Section 401(a)(29) of the IRC. Neither CWE, its Subsidiaries, nor any ERISA Affiliate has contributed to any “multiemployer plan,” as defined in Section 3(37) of ERISA, on or after September 26, 1980.

(iv)    Each CWE Employee Plan that is an “employee pension benefit plan” (as defined in Section 3(2) of ERISA) and which is intended to be qualified under Section 401(a) of the IRC (a “CWE Qualified Plan”) has received a favorable determination letter from the IRS, and CWE and its Subsidiaries are not aware of any circumstances likely to result in revocation of any such favorable determination letter. Each CWE Qualified Plan that is an “employee stock ownership plan” (as defined in Section 4975(e)(7) of the IRC) has satisfied all of the applicable requirements of Sections 409 and 4975(e)(7) of the IRC and the regulations thereunder in all material respects and any assets of any such CWE Qualified Plan that, as of the end of the plan year, are not allocated to participants’ individual accounts are pledged as security for, and may be applied to satisfy, any securities acquisition indebtedness.

(v)    Neither CWE nor any of its Subsidiaries has any obligations for post-retirement or post-employment benefits under any CWE Employee Plan that cannot be amended or terminated upon 60 days’ notice or less without incurring any liability thereunder, except for coverage required by Part 6 of Title I of ERISA or Section 4980B of the IRC, or similar state laws, the cost of which is borne by the insured individuals.

(s)    Properties.

(i)    A list and description of all real property owned or leased by CWE or a Subsidiary of CWE is set forth in CWE’s Disclosure Letter. CWE and each of its Subsidiaries has good and marketable title to all real property owned by it (including any property acquired in a judicial foreclosure proceeding or by way of a deed in lieu of foreclosure or similar transfer), in each case free and clear of any Liens except (i) liens for taxes not yet due and payable and (ii) such easements, restrictions and encumbrances, if any, as are not material in character, amount or extent, and do not materially detract from the value, or materially interfere with the present use of the properties subject thereto or affected thereby. Each lease pursuant to which CWE or any of its Subsidiaries as lessee, leases real or personal property is valid and in full force and effect and neither CWE nor any of its Subsidiaries, nor, to CWE’s knowledge, any other party to any such lease, is in default or in violation of any material provisions of any such lease. A complete and correct copy of each such lease is attached to CWE’s Disclosure Letter. All real property owned or leased by CWE or any of its Subsidiaries are in a good state of maintenance and repair (normal wear and tear excepted), conform with all applicable ordinances, regulations and zoning laws and are considered by CWE to be adequate for the current business of CWE and its Subsidiaries. To the knowledge of CWE, none of the buildings, structures or other improvements located on any real property owned or leased by CWE or any of its Subsidiaries encroaches upon or over any adjoining parcel or real estate or any easement or right-of-way.

(ii)    CWE and each of its Subsidiaries has good and marketable title to all tangible personal property owned by it, free and clear of all Liens except such Liens, if any, as are not material in character, amount or extent, and do not materially detract from the value, or materially interfere with the present use of the properties subject thereto or affected thereby. With respect to personal property used in the business of CWE and its Subsidiaries that is leased rather than owned, neither CWE nor any of its Subsidiaries is in default under the terms of any such lease.

(t)    [Reserved]

(u)    Fees. Neither CWE nor any of its Subsidiaries, nor any of their respective officers, directors, employees or agents, has employed any broker or finder or incurred any liability for any financial advisory fees, brokerage fees, commissions or finder’s fees, and no broker or finder has acted directly or indirectly for CWE or any of its Subsidiaries in connection with this Agreement or the transactions contemplated hereby.

(v)    Environmental Matters.

(i)    Each of CWE and its Subsidiaries, the Participation Facilities, and, to the knowledge of CWE, the Loan Properties are, and have been, in substantial compliance with all Environmental Laws.

(ii)    There is no suit, claim, action, demand, executive or administrative order, directive, investigation or proceeding pending or, to the knowledge of CWE, threatened, before any court, governmental agency or board or other forum against CWE or any of its Subsidiaries or any Participation Facility

(A) for alleged noncompliance (including by any predecessor) with, or liability under, any Environmental Law or (B) relating to the presence of or release into the environment of any Hazardous Material, whether or not occurring at or on a site owned, leased or operated by CWE or any of its Subsidiaries or any Participation Facility.

(iii)    To the knowledge of CWE, there is no suit, claim, action, demand, executive or administrative order, directive, investigation or proceeding pending or threatened before any court, governmental agency or board or other forum relating to or against any Loan Property (or CWE or any of its Subsidiaries in respect of such Loan Property) (A) relating to alleged noncompliance (including by any predecessor) with, or liability under, any Environmental Law or (B) relating to the presence of or release into the environment of any Hazardous Material, whether or not occurring at a Loan Property.

(iv)    Neither CWE nor any of its Subsidiaries has received any notice, demand letter, executive or administrative order, directive or request for information from any Governmental Entity or any third party indicating that it may be in violation of, or liable under, any Environmental Law.

(v)    There are no underground storage tanks at any properties owned or operated by CWE or any of its Subsidiaries or any Participation Facility. Neither CWE nor any of its Subsidiaries nor, to the knowledge of CWE, any other person or entity, has closed or removed any underground storage tanks from any properties owned or operated by CWE or any of its Subsidiaries or any Participation Facility.

(vi)    During the period of (A) CWE’s or its Subsidiary’s ownership or operation of any of their respective current properties or (B) CWE’s or its Subsidiary’s participation in the management of any Participation Facility, there has been no release of Hazardous Materials in, on, under or affecting such properties. To the knowledge of CWE, prior to the period of (A) CWE’s or its Subsidiary’s ownership or operation of any of their respective current properties or (B) CWE’s or its Subsidiary’s participation in the management of any Participation Facility, there was no contamination by or release of Hazardous Material in, on, under or affecting such properties.

(w)    Loan Portfolio; Allowance for Loan Losses.

(i)    With respect to each Loan owned by CWE or its Subsidiaries in whole or in part:

(A)    The note and the related security documents are each legal, valid and binding obligations of the maker or obligor thereof, enforceable against such maker or obligor in accordance with their terms;

(B)    neither CWE nor any of its Subsidiaries, nor any prior holder of a Loan, has modified the note or any of the related security documents in any material respect or satisfied, canceled or subordinated the note or any of the related security documents except as otherwise disclosed by documents in the applicable Loan file;

(C)    CWE or a Subsidiary of CWE is the sole holder of legal and beneficial title to each Loan (or CWE’s or its Subsidiary’s applicable participation interest, as applicable), except as otherwise referenced on the books and records of CWE or a Subsidiary of CWE;

(D)    the original note and the related security documents are included in the Loan files, and copies of any documents in the Loan files are true and correct copies of the documents they purport to be and have not been suspended, amended, modified, canceled or otherwise changed except as otherwise disclosed by documents in the applicable Loan file; and

(E)    with respect to a Loan held in the form of a participation, the participation documentation is legal, valid, binding and enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent conveyance and other laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

(ii)    Neither the terms of any Loan, any of the documentation for any Loan, the manner in which any Loans have been administered and serviced, nor CWE’s practices of approving or rejecting Loan applications, violate any federal, state, or local law, rule or regulation applicable thereto, including, without limitation, the Truth In Lending Act, Regulations O and Z of the Federal Reserve Board, the CRA, the Equal Credit Opportunity Act, and any state laws, rules and regulations relating to consumer protection, installment sales and usury.

(iii)    The allowance for loan losses reflected in CWE’s audited balance sheet at June 30, 2005 was, and the allowance for loan losses shown on the balance sheets in CWE’s Reports for periods ending after such date, in the opinion of management, was or will be adequate, as of the dates thereof, under GAAP.

(x)    Anti-takeover Provisions Inapplicable. CWE and its Subsidiaries have taken all actions required to exempt Pulaski Financial, the Agreement, the Plan of Bank Merger, the Merger and the Bank Merger from any provisions of an antitakeover nature contained in their organizational documents, and the provisions of any federal or state “anti-takeover,” “fair price,” “moratorium,” “control share acquisition” or similar laws or regulations.

(y)    Material Interests of Certain Persons. No current or former officer or director of CWE, or any family member or affiliate of any such person, has any material interest, directly or indirectly, in any contract or property (real or personal), tangible or intangible, used in or pertaining to the business of CWE or any of its Subsidiaries.

(z)    Insurance. In the opinion of management, CWE and its Subsidiaries are presently insured for amounts deemed reasonable by management against such risks as companies engaged in a similar business would, in accordance with good business practice, customarily be insured. CWE’s Disclosure Letter contains a list of all policies of insurance carried and owned by CWE or any of CWE’s Subsidiaries showing the name of the insurance company and agent, the nature of the coverage, the policy limit, the annual premiums and the expiration date. All of the insurance policies and bonds maintained by CWE and its Subsidiaries are in full force and effect, CWE and its Subsidiaries are not in default thereunder, all premiums and other payments due under any such policy have been paid and all material claims thereunder have been filed in due and timely fashion.

(aa)    Investment Securities; Derivatives.

(i)    Except for restrictions that exist for securities that are classified as “held to maturity,” none of the investment securities held by CWE or any of its Subsidiaries is subject to any restriction (contractual or statutory) that would materially impair the ability of the entity holding such investment freely to dispose of such investment at any time.

(ii)    Neither CWE nor any of its Subsidiaries is a party to or has agreed to enter into an exchange-traded or over-the-counter equity, interest rate, foreign exchange or other swap, forward, future, option, cap, floor or collar or any other contract that is a derivative contract (including various combinations thereof) or owns securities that (A) are referred to generically as “structured notes,” “high risk mortgage derivatives,” “capped floating rate notes” or “capped floating rate mortgage derivatives” or (B) are likely to have changes in value as a result of interest or exchange rate changes that significantly exceed normal changes in value attributable to interest or exchange rate changes.

(bb)    Indemnification. Except as provided in the articles of incorporation or bylaws of CWE and the similar organizational documents of its Subsidiaries, neither CWE nor any of its Subsidiaries is a party to any agreement that provides for the indemnification of any of its present or former directors, officers or employees, or other persons who serve or served as a director, officer or employee of another corporation, partnership or other enterprise at the request of CWE and, to the knowledge of CWE, there are no claims for which any such person would be entitled to indemnification under the certificate of incorporation or bylaws of CWE or the similar organizational documents of any of its Subsidiaries, under any applicable law or regulation or under any indemnification agreement.

(cc)    Corporate Documents and Records. CWE’s Disclosure Letter includes a complete and correct copy of the articles of incorporation, bylaws and similar organizational documents of CWE and each of CWE’s Subsidiaries, as in effect as of the date of this Agreement. Neither CWE nor any of CWE’s Subsidiaries is in violation of its articles of incorporation, bylaws or similar organizational documents. The minute books of CWE and each of CWE’s Subsidiaries constitute a complete and correct record of all actions taken by their respective boards of directors (and each committee thereof) and their stockholders. CWE and each of its Subsidiaries maintains accounting records that fairly and accurately reflect, in all material respects, its transactions, and accounting controls exist sufficient to provide reasonable assurances that such transactions are, in all material respects, (i) executed in accordance with management’s general or specific authorization and (ii) recorded as necessary to permit the preparation of financial statements in accordance with GAAP.

(dd)    CWE Information. The information regarding CWE and its Subsidiaries to be supplied by CWE for inclusion in the Registration Statement, any filings or approvals under applicable state securities laws or any filing pursuant to Rule 165 or Rule 425 under the Securities Act or Rule 14a-12 under the Exchange Act will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

(ee)    CRA, Anti-Money Laundering, OFAC and Customer Information Security. CWE Bank has received a rating of “Satisfactory” in its most recent examination or interim review with respect to the CRA. CWE is not aware of, has not been advised of, and has no reason to believe that any facts or circumstances exist that would cause CWE Bank or any other Subsidiary of CWE: (i) to be deemed not to be in satisfactory compliance in any material respect with the CRA, and the regulations promulgated thereunder, or to be assigned a rating for CRA purposes by federal or state bank regulators of lower than “satisfactory”; or (ii) to be deemed to be operating in violation in any material respect of the Bank Secrecy Act, the Patriot Act, any order issued with respect to anti-money laundering by the U.S. Department of the Treasury’s Office of Foreign Assets Control, or any other applicable anti-money laundering statute, rule or regulation; or (iii) to be deemed not to be in satisfactory compliance in any material respect with the applicable privacy of customer information requirements contained in any federal and sate privacy laws and regulations, including without limitation, in Title V of the Gramm-Leach-Bliley Act of 1999 and the regulations promulgated thereunder, as well as the provisions of the information security program adopted by CWE Bank. CWE is not aware of any facts or circumstances that would cause it to believe that any non-public customer information has been disclosed to or accessed by an unauthorized third party in a manner which would cause either CWE or of its Subsidiaries to undertake any remedial action. The board of directors of CWE Bank (or where appropriate of any other Subsidiary of CWE) has adopted, and CWE Bank (or such other Subsidiary of CWE) has implemented, an anti-money laundering program that contains adequate and appropriate customer identification verification procedures that comply with Section 326 of the Patriot Act and such anti-money laundering program meets the requirements in all material respects of Section 352 of the Patriot Act and the regulations thereunder, and CWE Bank (or such other Subsidiary of CWE) has complied in all material respects with any requirements to file reports and other necessary documents as required by the Patriot Act and the regulations thereunder.

(ff)    Tax Treatment of the Merger. CWE has no knowledge of any fact or circumstance relating to it that would prevent the transactions contemplated by this Agreement from qualifying as a reorganization under Section 368 of the IRC.

3.3    Representations and Warranties of Pulaski Financial. Pulaski Financial represents and warrants to CWE that, except as set forth in Pulaski Financial’s Disclosure Letter:

(a)    Organization and Qualification. Pulaski Financial is a corporation duly organized, validly existing and in good standing under the laws of the State of Missouri and is registered with the OTS as a savings and loan holding company. Acquisition Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of Missouri. Pulaski Financial has all requisite corporate power and authority to own, lease and operate its properties and to conduct the business currently being conducted by it. Pulaski Financial is duly qualified or licensed as a foreign corporation to transact business and is in good standing in each jurisdiction in which the character of the properties owned or leased by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so qualified or licensed and in good standing would not have a Material Adverse Affect on Pulaski Financial.

(b)    Capital Structure.

(i)    The authorized capital stock of Pulaski Financial consists of: (A) 18,000,000 shares of Pulaski Financial Common Stock; and (B) 1,000,000 shares of preferred stock, par value $.01 per share.

(ii)    As of September 30, 2005: (A) 8,439,163 shares of Pulaski Financial Common Stock are issued and outstanding, all of which are validly issued, fully paid and nonassessable and were issued in full compliance with all applicable laws; (B) no shares of Pulaski Financial preferred stock are issued and outstanding; and (C) 859,967 shares of Pulaski Financial Common Stock are reserved for issuance pursuant to outstanding grants or awards under Pulaski Financial’s stock-based benefit plans.

(iii)    The shares of Pulaski Financial Common Stock to be issued in exchange for shares of CWE Common Stock upon consummation of the Merger in accordance with this Agreement have been duly authorized and when issued in accordance with the terms of this Agreement, will be validly issued, fully paid and nonassessable and subject to no preemptive rights.

(c)    Authority. Pulaski Financial and Acquisition Sub each has all requisite corporate power and authority to enter into this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate actions on the part of the Boards of Directors of Pulaski Financial and Acquisition Sub, and no other corporate proceedings on the part of Pulaski Financial or Acquisition Sub are necessary to authorize this Agreement or to consummate the transactions contemplated by this Agreement. This Agreement has been duly and validly executed and delivered by Pulaski Financial and Acquisition Sub and constitutes a valid and binding obligation of Pulaski Financial and Acquisition Sub, enforceable against Pulaski Financial and Acquisition Sub in accordance with its terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights and remedies generally and to general principles of equity, whether applied in a court of law or a court of equity.

(d)    No Violations. The execution, delivery and performance of this Agreement by Pulaski Financial and Acquisition Sub do not, and the consummation of the transactions contemplated by this Agreement will not, (i) assuming all required governmental approvals have been obtained and the applicable waiting periods have expired, violate any law, rule or regulation or any judgment, decree, order, governmental permit or license to which Pulaski Financial or any of its Subsidiaries (or any of their respective properties) is subject, (ii) violate the articles of incorporation or bylaws of Pulaski Financial or the similar organizational documents of any of its Subsidiaries or (iii) constitute a breach or violation of, or a default under (or an event which, with due notice or lapse of time or both, would constitute a default under), or result in the termination of, accelerate the performance required by, or result in the creation of any Lien upon any of the properties or assets of Pulaski Financial or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, indenture, deed of trust, loan agreement or other agreement, instrument or obligation to which Pulaski Financial or any of its Subsidiaries is a party, or to which any of their respective properties or assets may be subject except, in the case of (iii), for any such breaches, violations or defaults that would not, individually or in the aggregate, have a Material Adverse Effect on Pulaski Financial.

(e)    Consents and Approvals. No consents or approvals of, or filings or registrations with, any Governmental Entity or any third party are required to be made or obtained in connection with the execution and delivery by Pulaski Financial of this Agreement or the consummation by Pulaski Financial of the Merger and the other transactions contemplated by this Agreement, including the Bank Merger, except for (i) filings of applications and notices with, receipt of approvals or nonobjections from, and expiration of the related waiting period required by, federal and state banking authorities, (ii) filing of the Registration Statement with the SEC and declaration by the SEC of the Registration Statement’s effectiveness under the Securities Act, (iii) the registration or qualification of the shares of Pulaski Financial Common Stock to be issued in exchange for shares of CWE Common Stock under state securities or “blue sky” laws and (iv) the listing of the shares of Pulaski Financial Common Stock to be issued in exchange for shares of CWE Common Stock on the Nasdaq Stock Market. As of the date hereof, Pulaski

Financial knows of no reason pertaining to Pulaski Financial why any of the approvals referred to in this Section 3.3(e) should not be obtained without the imposition of any material condition or restriction described in Section 6.1(b).

(f)    Securities Filings. Pulaski Financial has filed with the SEC all reports, schedules, registration statements, definitive proxy statements and other documents that it has been required to file under the Securities Act or the Exchange Act since December 31, 2002 (collectively, “Pulaski Financial’s Reports”). None of Pulaski Financial’s Reports contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading. As of their respective dates, all of Pulaski Financial’s Reports complied in all material respects with the applicable requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder. Each of the financial statements (including, in each case, any notes thereto) of Pulaski Financial included in Pulaski Financial’s Reports complied as to form, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto.

(g)    Financial Statements. Pulaski Financial has previously made available to CWE copies of (i) the consolidated balance sheets of Pulaski Financial and its Subsidiaries as of September 30, 2004 and 2003 and related consolidated statements of income, cash flows and changes in stockholders’ equity for each of the years in the three-year period ended September 30, 2004, together with the notes thereto, accompanied by the audit report of Pulaski Financial’s independent public auditors, as reported in Pulaski Financial’s Annual Report on Form 10-K for the year ended September 30, 2004 filed with the SEC and (ii) the unaudited consolidated balance sheet of Pulaski Financial and its Subsidiaries as of June 30, 2005 and the related consolidated statements of income, cash flows and changes in stockholders’ equity for the nine months ended June 30, 2005, as reported in Pulaski Financial’s Quarterly Report on Form 10-Q for the period ended June 30, 2005 filed with the SEC. Such financial statements were prepared from the books and records of Pulaski Financial and its Subsidiaries, fairly present the consolidated financial position of Pulaski Financial and its Subsidiaries in each case at and as of the dates indicated and the consolidated results of operations, retained earnings and cash flows of Pulaski Financial and its Subsidiaries for the periods indicated, and, except as otherwise set forth in the notes thereto, were prepared in accordance with GAAP consistently applied throughout the periods covered thereby; provided, however, that the unaudited financial statements for interim periods are subject to normal year-end adjustments (which will not be material individually or in the aggregate) and lack a statement of cash flows and footnotes to the extent permitted under applicable regulations. The books and records of Pulaski Financial and its Subsidiaries have been, and are being, maintained in all respects in accordance with GAAP and any other legal and accounting requirements and reflect only actual transactions.

(h)    Undisclosed Liabilities. Neither Pulaski Financial nor any of its Subsidiaries has incurred any debt, liability or obligation of any nature whatsoever (whether accrued, contingent, absolute or otherwise and whether due or to become due) other than liabilities reflected on or reserved against in the consolidated balance sheet of Pulaski Financial as of June 30, 2005 as included in Pulaski Financial’s Quarterly Report on Form 10-Q for the period ended June 30, 2005, except for (i) liabilities incurred since June 30, 2005 in the ordinary course of business consistent with past practice that, either alone or when combined with all similar liabilities, have not had, and would not reasonably be expected to have, a Material Adverse Effect on Pulaski Financial and (ii) liabilities incurred for legal, accounting, financial advising fees and out-of-pocket expenses in connection with the transactions contemplated by this Agreement.

(i)    Absence of Certain Changes or Events. Except as disclosed in Pulaski Financial’s Reports filed with the SEC prior to the date of this Agreement, since June 30, 2005, (i) Pulaski Financial and its Subsidiaries have conducted their respective businesses only in the ordinary and usual course of such businesses consistent with their past practices and (ii) there has not been any event or occurrence that has had, or is reasonably expected to have, a Material Adverse Effect on Pulaski Financial.

(j)    Litigation. There are no suits, actions or legal, administrative or arbitration proceedings pending or, to the knowledge of Pulaski Financial, threatened against or affecting Pulaski Financial or any of its Subsidiaries or any property or asset of Pulaski Financial or any of its Subsidiaries that (i) individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on Pulaski Financial or (ii) challenge the validity or propriety of the transactions contemplated by this Agreement. There are no judgments, decrees, injunctions, orders or rulings of any Governmental Entity or arbitrator outstanding against Pulaski Financial or any of its Subsidiaries that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on Pulaski Financial.

(k)    Absence of Regulatory Actions. Since December 31, 2002, neither Pulaski Financial nor any of its Subsidiaries has been a party to any cease and desist order, written agreement or memorandum of understanding with, or any commitment letter or similar undertaking to, or has been subject to any action, proceeding, order or directive by any Government Regulator, or has adopted any board resolutions at the request of any Government Regulator, or has been advised by any Government Regulator that it is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such action, proceeding, order, directive, written agreement, memorandum of understanding, commitment letter, board resolutions or similar undertaking. There are no unresolved violations, criticisms or exceptions by any Government Regulator with respect to any report or statement relating to any examinations of Pulaski Financial or its Subsidiaries.

(l)    Pulaski Financial Information. The information regarding Pulaski Financial and its Subsidiaries to be supplied by Pulaski Financial for inclusion in the Registration Statement, any filings or approvals under applicable state securities laws, or any filing pursuant to Rule 165 or Rule 425 under the Securities Act or Rule 14a-12 under the Exchange Act will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement-Prospectus (except for such portions thereof that relate only to CWE or any of its Subsidiaries) will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder. The Registration Statement will comply as to form in all material respects with the provisions of the Securities Act and the rules and regulations thereunder.

(m)    Tax Treatment of the Merger. Pulaski Financial has no knowledge of any fact or circumstance relating to it that would prevent the transactions contemplated by this Agreement from qualifying as a reorganization under Section 368 of the IRC.

(n)    Availability of Funds. Pulaski Financial has and will have available to it at the Effective Time, sources of capital sufficient to pay the aggregate Cash Consideration and to pay any other amounts payable pursuant to this Agreement and to effect the transactions contemplated hereby.

ARTICLE IV

CONDUCT PENDING THE MERGER

4.1    Forbearances by CWE. Except as expressly contemplated or permitted by this Agreement, during the period from the date of this Agreement to the Effective Time, CWE shall not, nor shall CWE permit any of its Subsidiaries to, without the prior written consent of Pulaski Financial, which consent shall not be unreasonably withheld, conditioned or delayed:

(a)    conduct its business other than in the regular, ordinary and usual course consistent with past practice; fail to maintain and preserve intact its business organization, properties, leases, employees and advantageous business relationships and retain the services of its officers and key employees; or take any action that would adversely affect or delay its ability to perform its obligations under this Agreement or to consummate the transactions contemplated hereby;

(b)    (i)    incur, modify, extend or renegotiate any indebtedness for borrowed money, or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity, other than (A) the creation of deposit liabilities in the ordinary course of business consistent with past practice and (B) advances from the Federal Home Loan Bank of Des Moines in the ordinary course of business consistent with past practice;

(ii)    prepay any indebtedness or other similar arrangements so as to cause CWE to incur any prepayment penalty thereunder;

(c)    (i)    adjust, split, combine or reclassify any capital stock;

(ii)    make, declare or pay any dividend or any other distribution on its capital stock;

(iii)    grant any stock appreciation rights or grant any individual, corporation or other entity any right to acquire any shares of its capital stock;

(iv)    issue any additional shares of capital stock or any securities or obligations convertible or exercisable for any shares of its capital stock except pursuant to the exercise of stock options outstanding as of the date hereof; or

(v)    directly or indirectly redeem, purchase or otherwise acquire any shares of its capital stock;

(d)    sell, transfer, mortgage, encumber or otherwise dispose of any of its material properties or assets to any individual, corporation or other entity other than a Subsidiary, or cancel, release or assign any indebtedness to any such person or any claims held by any such person, except in the ordinary course of business consistent with past practice or pursuant to contracts or agreements in force at the date of this Agreement;

(e)    except pursuant to contracts or agreements in force at the date of or permitted by this Agreement, make any equity investment, either by purchase of stock or securities, contributions to capital, property transfers, or purchase of any property or assets of any other individual, corporation or other entity;

(f)    enter into, renew, amend or terminate any contract or agreement, or make any change in any of its leases or contracts, other than with respect to those involving aggregate payments of less than, or the provision of goods or services with a market value of less than, $20,000 per annum and other than contracts or agreements covered by Section 4.1(g);

(g)    make, renegotiate, renew, increase, extend, modify or purchase any loan, lease (credit equivalent), advance, credit enhancement or other extension of credit, or make any commitment in respect of any of the foregoing, except (i) in conformity with existing lending practices in amounts not to exceed an aggregate of $250,000 with respect to any individual borrower, provided that no fixed-rate loan may have a term of more than seven (7) years, or (ii) loans or advances as to which CWE has a binding obligation to make such loans or advances as of the date hereof;

(h)    except for loans or extensions of credit made on terms generally available to the public, make or increase any loan or other extension of credit, or commit to make or increase any such loan or extension of credit, to any director or executive officer of CWE or CWE Bank, or any entity controlled, directly or indirectly, by any of the foregoing, other than renewals of existing loans or commitments to loan;

(i)    (i)    increase in any manner the compensation or fringe benefits of any of its employees or directors other than in the ordinary course of business consistent with past practice and pursuant to policies currently in effect, or pay any bonus, pension, retirement allowance or contribution not required by any existing plan or agreement to any such employees or directors;

(ii)    become a party to, amend or commit itself to any pension, retirement, profit-sharing or welfare benefit plan or agreement or employment agreement with or for the benefit of any employee or director;

(iii)    voluntarily accelerate the vesting of, or the lapsing of restrictions with respect to, any stock options or other stock-based compensation; or

(iv)    elect to any senior executive office any person who is not a member of its senior executive officer team as of the date of this Agreement or elect to its Board of Directors any person who is not a member of its Board of Directors as of the date of this Agreement, or hire any employee with annual compensation in excess of $50,000;

(j)    settle any claim, action or proceeding involving payment by it of money damages in excess of $25,000 or impose any material restriction on its operations or the operations of any of its Subsidiaries;

(k)    amend its articles of incorporation or bylaws, or similar governing documents;

(l)    [reserved]

(m)    make any investment in any debt security, including mortgage-backed and mortgage-related securities, other than U.S. government and U.S. government agency securities with final maturities not greater than one year;

(n)    make any capital expenditures other than pursuant to binding commitments existing on the date hereof and other than expenditures necessary to maintain existing assets in good repair or to make payment of necessary taxes;

(o)    establish or commit to the establishment of any new branch or other office facilities or file any application to relocate or terminate the operation of any banking office;

(p)    take any action that is intended or expected to result in any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time prior to the Effective Time, or in any of the conditions to the Merger set forth in Article VI not being satisfied or in a violation of any provision of this Agreement;

(q)    implement or adopt any change in its accounting principles, practices or methods, other than as may be required by GAAP or regulatory guidelines;

(r)    knowingly take action that would prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368 of the IRC; or

(s)    agree to take, make any commitment to take, or adopt any resolutions of its board of directors in support of, any of the actions prohibited by this Section 4.1.

Any request by CWE or response thereto by Pulaski Financial shall be made in accordance with the notice provisions of Section 8.7 and shall note that it is a request pursuant to this Section 4.1.

4.2    Forbearances by Pulaski Financial. Except as expressly contemplated or permitted by this Agreement, and except to the extent required by law or regulation or any Governmental Entity, during the period from the date of this Agreement to the Effective Time, Pulaski Financial shall not, nor shall Pulaski Financial permit any of its Subsidiaries to, without the prior written consent of CWE, which shall not unreasonably be withheld, conditioned or delayed:

(a)    take any action that would adversely affect or delay its ability to perform its obligations under this Agreement or to consummate the transactions contemplated hereby;

(b)    take any action that is intended to or expected to result in any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time prior to the Effective Time, or in any of the conditions to the Merger set forth in Article VI not being satisfied or in a violation of any provision of this Agreement;

(c)    knowingly take action that would prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368 of the IRC; or

(d)    agree to take, make any commitment to take, or adopt any resolutions of its Board of Directors in support of, any of the actions prohibited by this Section 4.2.

ARTICLE V

COVENANTS

5.1    Acquisition Proposals.

(a)    Except as permitted by this Agreement, CWE shall not, and shall not authorize or permit any of its Subsidiaries or any of its Subsidiaries’ officers, directors or employees or any investment banker, financial advisor, attorney, accountant or other representative retained by CWE or any of its Subsidiaries to, directly or indirectly, (i) solicit, initiate or encourage (including by way of furnishing non-public information), or take any other action to facilitate, any inquiries, discussions or the making of any proposal that constitutes or could reasonably be expected to lead to an Acquisition Proposal, (ii) participate in any discussions or negotiations, or otherwise communicate in any way with any person (other than Pulaski Financial), regarding an Acquisition Proposal or (iii) enter into or consummate any agreement, arrangement or understanding requiring it to abandon, terminate or fail to consummate the transactions contemplated hereby. Without limiting the foregoing, it is understood that any violation of the restrictions set forth in the preceding sentence by any officer, director or employee of CWE or any of the Subsidiaries or any investment banker, financial advisor, attorney, accountant or other representative retained by CWE or any of its Subsidiaries shall be deemed to be a breach of this Section 5.1 by CWE. Notwithstanding the foregoing, CWE may, in response to a Superior Proposal that has not been withdrawn and that did not otherwise result from a breach of this Section 5.1, (A) furnish non-public information with respect to CWE to the person who made such Superior Proposal pursuant to a confidentiality agreement and (B) participate in discussions or negotiations with such person regarding such Superior Proposal, if and so long as CWE’s Board of Directors determines in good faith, after consultation with and based upon the advice of its outside legal counsel, that failing to take such action would constitute a breach of its fiduciary duties under applicable law.

(b)    CWE will notify Pulaski Financial immediately orally (within one day) and in writing (within three days) of receipt of any Acquisition Proposal, any request for non-public information that could reasonably be expected to lead to an Acquisition Proposal, or any inquiry with respect to or that could reasonably be expected to lead to an Acquisition Proposal, including, in each case, the identity of the person making such Acquisition Proposal, request or inquiry and the terms and conditions thereof, and shall provide to Pulaski Financial any written materials received by CWE or any of its Subsidiaries in connection therewith. CWE will keep Pulaski Financial informed of any developments with respect to any such Acquisition Proposal, request or inquiry immediately upon the occurrence thereof.

(c)    CWE will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted prior to the date of this Agreement with respect to any of the foregoing. CWE will take the necessary steps to inform the appropriate individuals or entities referred to in the first sentence of Section 5.1(a) of the obligations undertaken in this Section 5.1. CWE will promptly request each person (other than Pulaski Financial) that has executed a confidentiality agreement in the 12 months prior to the date hereof in connection with its consideration of a business combination with CWE or any of its Subsidiaries to return or destroy all confidential information previously furnished to such person by or on behalf of CWE or any of its Subsidiaries. CWE shall not release any third party from, or waive any provisions of, any confidentiality agreements or standstill agreement to which it or any of its Subsidiaries is a party.

5.2    Advice of Changes. Prior to the Closing, each party shall promptly advise the other party orally and in writing to the extent that it has knowledge of (i) any representation or warranty made by it contained in this Agreement becoming untrue or inaccurate in any material respect or (ii) the failure by it to comply in any material respect with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement.

5.3    Access and Information.

(a) Upon reasonable notice, CWE shall (and shall cause CWE’s Subsidiaries to) afford Pulaski Financial and its representatives (including, without limitation, directors, officers and employees of Pulaski Financial and its affiliates and counsel, accountants and other professionals retained by Pulaski Financial) such reasonable access during normal business hours throughout the period prior to the Effective Time to the books, records (including, without limitation, tax returns and work papers of independent auditors), contracts, properties, personnel and to such other information relating to CWE and CWE’s Subsidiaries as Pulaski Financial may reasonably request; provided, however, that no investigation pursuant to this Section 5.3 shall affect or be deemed to modify any representation or warranty made by CWE in this Agreement.

(b) From the date hereof until the Effective Time, CWE shall, and shall cause CWE’s Subsidiaries to, promptly provide Pulaski Financial with (i) a copy of each report filed with federal or state banking regulators, (ii) a copy of each periodic report to its senior management and all materials relating to its business or operations furnished to its Board of Directors, (iii) a copy of each press release made available to the public and (iv) all other information concerning its business, properties and personnel as Pulaski Financial may reasonably request. Notwithstanding the foregoing, neither CWE nor its Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would violate the rights of such entity’s customers, jeopardize the attorney-client privilege of the entity in possession or control of such information, or contravene any law, rule, regulation, order, judgment, decree or binding agreement entered into prior to the date of this Agreement. The parties hereto will make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the previous sentence apply.

(c) Pulaski Financial will not, and will cause its representatives not to, use any information obtained pursuant to this Section 5.3 for any purpose unrelated to the consummation of the transactions contemplated by this Agreement. Subject to the requirements of applicable law, Pulaski Financial will keep confidential, and will cause its representatives to keep confidential, all information and documents obtained pursuant to this Section 5.3 unless such information (i) was already known to Pulaski Financial or an affiliate of Pulaski Financial, other than pursuant to a confidentiality agreement or other confidential relationship, (ii) becomes available to Pulaski Financial or an affiliate of Pulaski Financial from other sources not known by such party to be bound by a confidentiality agreement or other obligation of secrecy, (iii) is disclosed with the prior written approval of CWE or (iv) is or becomes readily ascertainable from published information or trade sources.

(d) From and after the date hereof, representatives of Pulaski Financial and CWE shall meet on a regular basis to discuss and plan for the conversion of CWE’s and its Subsidiaries’ data processing and related electronic informational systems to those used by Pulaski Financial and its Subsidiaries with the goal of conducting such conversion simultaneously with the consummation of the Bank Merger.

(e) CWE agrees that it shall use its reasonable best efforts to cause CWE Bank to complete the sale of the Fixed-Rate Loan Portfolio as soon as practicable after the date hereof. Pulaski Financial agrees that, at the request of CWE, it shall cause Pulaski Bank to use its reasonable best efforts to assist and advise CWE Bank in the sale of the Fixed-Rate Loan Portfolio, including assisting CWE Bank in the marketing of the Fixed-Rate Loan Portfolio.

5.4    Applications; Consents.

(a) The parties hereto shall cooperate with each other and shall use their reasonable best efforts to prepare and file as soon as practicable after the date hereof all necessary applications, notices and filings to obtain all permits, consents, approvals and authorizations of all Governmental Entities that are necessary or advisable to consummate the transactions contemplated by this Agreement. CWE and Pulaski Financial shall furnish each other with all information concerning themselves, their respective subsidiaries, and their and their respective subsidiaries’ directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with any application, notice or filing made by or on behalf of Pulaski Financial, CWE or any of their respective subsidiaries to any Governmental Entity in connection with the transactions contemplated by this Agreement and the Plan of Bank Merger. Pulaski Financial and CWE shall have the right to review in advance, and to the extent practicable each will consult with the other on, all the information relating to Pulaski

Financial and CWE, as the case may be, and any of their respective subsidiaries, that appears in any filing made with, or written materials submitted to, any Governmental Entity pursuant to this Section 5.4(a).

(b) As soon as practicable after the date hereof, each of the parties hereto shall, and they shall cause their respective subsidiaries to, use its best efforts to obtain any consent, authorization or approval of any third party that is required to be obtained in connection with the transactions contemplated by this Agreement and the Plan of Bank Merger.

5.5    Antitakeover Provisions. CWE and its Subsidiaries shall take all steps required by any relevant federal or state law or regulation or under any relevant agreement or other document to exempt or continue to exempt Pulaski Financial, Pulaski Bank, the Agreement, the Plan of Bank Merger and the Merger from any provisions of an antitakeover nature in CWE’s or its Subsidiaries’ articles of incorporation and bylaws, or similar organizational documents, and the provisions of any federal or state antitakeover laws.

5.6    Additional Agreements. Subject to the terms and conditions herein provided, each of the parties hereto agrees to use all reasonable efforts to take promptly, or cause to be taken promptly, all actions and to do promptly, or cause to be done promptly, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement as expeditiously as possible, including using efforts to obtain all necessary actions or non-actions, extensions, waivers, consents and approvals from all applicable Governmental Entities, effecting all necessary registrations, applications and filings (including, without limitation, filings under any applicable state securities laws) and obtaining any required contractual consents and regulatory approvals.

5.7    Publicity. The initial press release announcing this Agreement shall be a joint press release and shall be mutually agreed upon and thereafter CWE and Pulaski Financial shall consult with each other prior to issuing any press releases or otherwise making public statements with respect to the Merger and any other transaction contemplated hereby and in making any filings with any Governmental Entity; provided, however, that nothing in this Section 5.7 shall be deemed to prohibit any party from making any disclosure which its counsel deems necessary in order to satisfy such party’s disclosure obligations imposed by law.

5.8    Stockholder Meeting. CWE will submit to its stockholders this Agreement and any other matters required to be approved or adopted by stockholders in order to carry out the intentions of this Agreement. In furtherance of that obligation, CWE will take, in accordance with applicable law and its articles of incorporation and bylaws, all action necessary to call, give notice of, convene and hold a meeting of its stockholders (the “Stockholder Meeting”) as promptly as practicable for the purpose of considering and voting on approval and adoption of this Agreement and the transactions provided for in this Agreement. CWE’s Board of Directors will use all reasonable best efforts to obtain from CWE’s stockholders a vote approving this Agreement. Except as provided in this Agreement, (i) CWE’s Board of Directors shall recommend to CWE’s stockholders approval of this Agreement, (ii) the Proxy Statement-Prospectus shall include a statement to the effect that CWE’s Board of Directors has recommended that CWE’s stockholders vote in favor of the approval of this Agreement and (iii) neither CWE’s Board of Directors nor any committee thereof shall withdraw, amend or modify, or propose or resolve to withdraw, amend or modify, the recommendation of CWE’s Board of Directors that CWE’s stockholders vote in favor of approval of this Agreement or make any statement in connection with the Stockholder Meeting inconsistent with such recommendation. Notwithstanding the foregoing, if CWE’s Board of Directors, after consultation with and based on the advice of counsel, determines in good faith that it would result in a violation of its fiduciary duties under applicable law to recommend this Agreement, then in submitting the Agreement to stockholders at the Stockholder Meeting it may submit the Agreement without recommendation, or following submission of the Agreement to stockholders it may withdraw, amend or modify its recommendation, in which case the Board of Directors may communicate the basis for its lack of a recommendation, or the withdrawal, amendment or modification of its recommendation, to the stockholders in the Proxy Statement-Prospectus or an appropriate amendment or supplement thereto to the extent required by law.

5.9    Registration of Pulaski Financial Common Stock.

(a) As promptly as reasonably practicable following the date hereof, Pulaski Financial shall prepare and file with the SEC a registration statement on Form S-4 with respect to the issuance of Pulaski Financial Common Stock in the Merger (such Form S-4, and any amendments or supplements thereto, the “Registration Statement”). The Registration Statement shall contain proxy materials relating to the matters to be submitted to the CWE stockholders at the Stockholders Meeting, which shall also constitute the prospectus relating to the shares of Pulaski Financial Common Stock to be issued in the Merger (such proxy statement/prospectus, and any amendments or supplements thereto, the “Proxy Statement-Prospectus”). CWE will furnish to Pulaski Financial the information required to be included in the Registration Statement with respect to its business and affairs and shall have the right to review and consult with Pulaski Financial and approve the form of, and any characterizations of such information included in, the Registration Statement prior to its being filed with the SEC. Pulaski Financial shall use reasonable best efforts to have the Registration Statement declared effective by the SEC and to keep the Registration Statement effective as long as is necessary to consummate the Merger and the transactions contemplated hereby. CWE will use reasonable best efforts to cause the Proxy Statement-Prospectus to be mailed to CWE’s stockholders as promptly as practicable after the Registration Statement is declared effective under the Securities Act. Pulaski Financial will advise CWE, promptly after it receives notice thereof, of the time when the Registration Statement has become effective, the issuance of any stop order, the suspension of the qualification of the Pulaski Financial Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or any request by the SEC for amendment of the Proxy Statement-Prospectus or the Registration Statement. If at any time prior to the Effective Time any information relating to Pulaski Financial or CWE, or any of their respective affiliates, officers or directors, should be discovered by Pulaski Financial or CWE which should be set forth in an amendment or supplement to any of the Registration Statement or the Proxy Statement-Prospectus so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other party hereto and, to the extent required by law, rules or regulations, an appropriate amendment or supplement describing such information shall be promptly filed by Pulaski Financial with the SEC and disseminated by CWE to the stockholders of CWE.

(b) Pulaski Financial shall also take any action required to be taken under any applicable state securities laws in connection with the Merger and each of CWE and Pulaski Financial shall furnish all information concerning it and the holders of CWE Common Stock as may be reasonably requested in connection with any such action.

(c) Prior to the Effective Time, Pulaski Financial shall notify The Nasdaq Stock Market of the additional shares of Pulaski Financial Common Stock to be issued by Pulaski Financial in exchange for the shares of CWE Common Stock.

5.10    Notification of Certain Matters. Each party shall give prompt notice to the other of: (i) any event or notice of, or other communication relating to, a default or event that, with notice or lapse of time or both, would become a default, received by it or any of its Subsidiaries subsequent to the date of this Agreement and prior to the Effective Time, under any contract material to the financial condition, properties, businesses or results of operations of each party and its Subsidiaries taken as a whole to which each party or any Subsidiary is a party or is subject; and (ii) any event, condition, change or occurrence which individually or in the aggregate has, or which, so far as reasonably can be foreseen at the time of its occurrence, is reasonably likely to result in a Material Adverse Effect. Each of CWE and Pulaski Financial shall give prompt notice to the other party of any notice or other communication from any third party alleging that the consent of such third party is or may be required in connection with any of the transactions contemplated by this Agreement.

5.11    Employee Benefit Matters.

(a) All persons who are employees of CWE Bank immediately prior to the Effective Time and whose employment is not specifically terminated at or prior to the Effective Time (a “Continuing Employee”) shall, at the Effective Time, become employees of Pulaski Bank; provided, however, that in no event shall any of CWE Bank’s employees be officers of Pulaski Bank, or have or exercise any power or duty conferred upon such an officer, unless and until duly elected or appointed to such position in accordance with the bylaws of Pulaski Bank. All of the Continuing Employees shall be employed at the will of Pulaski Bank and no contractual right to employment shall inure to such employees because of this Agreement.

(b) Each Continuing Employee shall be treated as a new employee of Pulaski Financial for purposes of Pulaski Financial’s 401(k) plan and employee stock ownership plan; provided, however, that with respect to such plans Continuing Employees will receive credit for service with CWE for purposes of vesting and determination of eligibility to participate, but not for accrual of benefits. As of the Effective Time, Pulaski Financial shall make available employer-provided health and other employee welfare benefit plans to each Continuing Employee on the same basis as it provides such coverage to Pulaski Financial employees except that any pre-existing condition, eligibility waiting period or other limitations or exclusions otherwise applicable under such plans to new employees shall not apply to a Continuing Employee or their covered dependents who were covered under a similar CWE plan at the Effective Time of the Merger.

(c) CWE shall also take such action to terminate its 401(k) plan not later than immediately prior to the Closing Date. Subject to receipt of a favorable determination letter from the Internal Revenue Service regarding the termination of such plan, distributions shall be made to participants as provided in the plan.

(d) Prior to the Effective Time, CWE Bank shall enter into a split-dollar life insurance agreement with David T. Stoecker and supplemental executive retirement plan agreements with Jeanne Sweet, Michael F. Taylor and Lance K. Greunke, which agreements shall be subject to the prior approval of Pulaski (which approval shall not be unreasonably withheld, conditioned or delayed) and shall reflect the terms set forth on Schedule I hereto. Execution of such agreements by CWE Bank shall be subject to the agreement by the executive to the termination of any existing employment agreements with CWE and/or CWE Bank. Neither CWE nor CWE Bank shall purchase any life insurance or annuity policy upon the life of any of the aforementioned executives, other than Mr. Stoecker, without the prior approval of Pulaski.

5.12    Indemnification.

(a) From and after the Effective Time through the sixth anniversary of the Effective Time, Pulaski Financial agrees to indemnify and hold harmless each present and former director and officer of CWE and its Subsidiaries and each officer or employee of CWE and its Subsidiaries that is serving or has served as a director or officer of another entity expressly at CWE’s request or direction (each, an “Indemnified Party”), against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, amounts paid in settlement, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of matters existing or occurring at or prior to the Effective Time (including the transactions contemplated by this Agreement), whether asserted or claimed prior to, at or after the Effective Time, as they are from time to time incurred, in each case to the fullest extent such person would have been indemnified or have the right to advancement of expenses pursuant to CWE’s certificate of incorporation and bylaws as in effect on the date of this Agreement and to the fullest extent permitted by law.

(b) Any Indemnified Party wishing to claim indemnification under Section 5.12(a), upon learning of any such claim, action, suit, proceeding or investigation, shall promptly notify Pulaski Financial thereof, but the failure to so notify shall not relieve Pulaski Financial of any liability it may have hereunder to such Indemnified Party if such failure does not materially and substantially prejudice Pulaski Financial.

(c) Pulaski Financial shall maintain CWE’s existing directors’ and officers’ liability insurance policy (or provide a policy providing comparable coverage and amounts on terms no less favorable to the persons currently covered by CWE’s existing policy, including Pulaski Financial’s existing policy if it meets the foregoing standard) covering persons who are currently covered by such insurance for a period of three years after the Effective Time; provided, however, that in no event shall Pulaski Financial be obligated to expend, in order to maintain or provide insurance coverage pursuant to this Section 5.12(c), an amount per annum in excess of 150% of the amount of the annual premiums paid by CWE as of the date hereof for such insurance (“Maximum Insurance Amount”); provided further, that if the amount of the annual premiums necessary to maintain or procure such insurance coverage exceeds the Maximum Insurance Amount, Pulaski Financial shall obtain the most advantageous coverage obtainable for an annual premium equal to the Maximum Insurance Amount.

(d) In the event Pulaski Financial or any of its successors or assigns (i) consolidates with or merges into any other person or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any person or entity, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of Pulaski Financial assume the obligations set forth in this Section 5.12.

(e) The provisions of this Section 5.12 are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party and his or her representatives.

5.13    Affiliate Letters. CWE shall use its best efforts to cause each director, executive officer and other person who is an “affiliate” of CWE under Rule 145 of the Securities Act to deliver to Pulaski Financial as soon as practicable and prior to the mailing of the Proxy Statement-Prospectus executed letter agreements, each substantially in the form attached hereto as Exhibit C, providing that such person will comply with Rule 145.

ARTICLE VI

CONDITIONS TO CONSUMMATION

6.1    Conditions to Each Party’s Obligations. The respective obligations of each party to effect the Merger shall be subject to the satisfaction of the following conditions:

(a) Stockholder Approval. This Agreement shall have been approved by the requisite vote of CWE’s stockholders in accordance with applicable laws and regulations.

(b) Regulatory Approvals. All approvals, consents or waivers of any Governmental Entity required to permit consummation of the transactions contemplated by this Agreement shall have been obtained and shall remain in full force and effect, and all statutory waiting periods shall have expired; provided, however, that none of such approvals, consents or waivers shall contain any condition or requirement that would so materially and adversely impact the economic or business benefits to Pulaski Financial of the transactions contemplated hereby that, had such condition or requirement been known, Pulaski Financial would not, in its reasonable judgment, have entered into this Agreement.

(c) No Injunctions or Restraints; Illegality. No party hereto shall be subject to any order, decree or injunction of a court or agency of competent jurisdiction that enjoins or prohibits the consummation of the Merger or the Bank Merger and no Governmental Entity shall have instituted any proceeding for the purpose of enjoining or prohibiting the consummation of the Merger or the Bank Merger or any transactions contemplated by this Agreement. No statute, rule or regulation shall have been enacted, entered, promulgated or enforced by any Governmental Entity which prohibits or makes illegal consummation of the Merger.

(d) Third Party Consents. Pulaski Financial and CWE shall have obtained the consent or approval of each person (other than the governmental approvals or consents referred to in Section 6.1(b)) whose consent or approval shall be required to consummate the transactions contemplated by this Agreement, except those for which failure to obtain such consents and approvals would not, individually or in the aggregate, have a Material Adverse Effect on Pulaski Financial (after giving effect to the consummation of the transactions contemplated hereby).

(e) Tax Opinions. Pulaski Financial and CWE shall have received opinions of Muldoon Murphy & Aguggia LLP and Blumenfeld Kaplan & Sandweiss, P.C., respectively, dated as of the Closing Date, in form and substance customary in transactions of the type contemplated hereby, and reasonably satisfactory to CWE and

Pulaski Financial, as the case may be, substantially to the effect that on the basis of the facts, representations and assumptions set forth in such opinions which are consistent with the state of facts existing at the Effective Time, (i) the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the IRC and (ii) Pulaski Financial and CWE will each be a party to that reorganization within the meaning of Section 368(b) of the IRC. Such opinions may be based on, in addition to the review of such matters of fact and law as counsel considers appropriate, representations contained in certificates of officers of Pulaski Financial, CWE and others.

(f) Registration Statement; Blue Sky Laws. The Registration Statement shall have been declared effective by the SEC and no proceedings shall be pending or threatened by the SEC to suspend the effectiveness of the Registration Statement, and Pulaski Financial shall have received all required approvals by state securities or “blue sky” authorities with respect to the transactions contemplated by this Agreement.

6.2    Conditions to the Obligations of Pulaski Financial and Acquisition Sub. The obligations of Pulaski Financial and Acquisition Sub to effect the Merger shall be further subject to the satisfaction of the following additional conditions, any one or more of which may be waived by Pulaski Financial and Acquisition Sub:

(a) CWE’s Representations and Warranties. Each of the representations and warranties of CWE contained in this Agreement and in any certificate or other writing delivered by CWE pursuant hereto shall be true and correct in all material respects at and as of the Closing Date as though made at and as of the Closing Date, except that those representations and warranties that address matters only as of a particular date need only be true and correct as of such date.

(b) Performance of CWE’s Obligations. CWE shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time.

(c) Officers’ Certificate. Pulaski Financial shall have received a certificate signed by the chief executive officer and the chief financial or principal accounting officer of CWE to the effect that the conditions set forth in Sections 6.2(a) and (b) have been satisfied.

(d) Sale of Loan Portfolio. CWE Bank shall have completed the sale of its Fixed-Rate Loan Portfolio on terms approved by Pulaski Financial, whose approval will not unreasonably be withheld, conditioned or delayed, and the purchaser thereof shall have no recourse claim, contingent or otherwise, against CWE or CWE Bank as of the Effective Time.

6.3    Conditions to the Obligations of CWE. The obligations of CWE to effect the Merger shall be further subject to the satisfaction of the following additional conditions, any one or more of which may be waived by CWE:

(a) Pulaski Financial’s Representations and Warranties. Each of the representations and warranties of Pulaski Financial contained in this Agreement and in any certificate or other writing delivered by Pulaski Financial pursuant hereto shall be true and correct in all material respects at and as of the Closing Date as though made at and as of the Closing Date, except that those representations and warranties that address matters only as of a particular date need only be true and correct as of such date.

(b) Performance of Pulaski Financial’s Obligations. Pulaski Financial shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time.

(c) Officers’ Certificate. CWE shall have received a certificate signed by the chief executive officer and the chief financial or principal accounting officer of Pulaski Financial to the effect that the conditions set forth in Sections 6.3(a) and (b) have been satisfied.

ARTICLE VII

TERMINATION

7.1    Termination. This Agreement may be terminated, and the Merger abandoned, at any time prior to the Effective Time, by action taken or authorized by the Board of Directors of the terminating party, either before or after any requisite stockholder approval:

(a) by the mutual written consent of Pulaski Financial and CWE; or

(b) by either Pulaski Financial or CWE, in the event of the failure of CWE’s stockholders to approve the Agreement at the Stockholder Meeting; provided, however, that CWE shall only be entitled to terminate the Agreement pursuant to this clause if it has complied in all material respects with its obligations under Section 5.8; or

(c) by either Pulaski Financial or CWE, if either (i) any approval, consent or waiver of a Governmental Entity required to permit consummation of the transactions contemplated by this Agreement shall have been denied or (ii) any Governmental Entity of competent jurisdiction shall have issued a final, unappealable order enjoining or otherwise prohibiting consummation of the transactions contemplated by this Agreement; or

(d) by either Pulaski Financial or CWE, in the event that the Merger is not consummated by September 30, 2006, unless the failure to so consummate by such time is due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth herein; or

(e) by either Pulaski Financial or CWE (provided that the party seeking termination is not then in material breach of any representation, warranty, covenant or other agreement contained herein), in the event of a breach of any covenant or agreement on the part of the other party set forth in this Agreement, or if any representation or warranty of the other party shall have become untrue, in either case such that the conditions set forth in Sections 6.2(a) and (b) or Sections 6.3(a) and (b), as the case may be, would not be satisfied and such breach or untrue representation or warranty has not been or cannot be cured within thirty (30) days following written notice to the party committing such breach or making such untrue representations or warranty; or

(f) by Pulaski Financial, if the Board of Directors of CWE does not publicly recommend in the Proxy Statement-Prospectus that stockholders approve and adopt this Agreement or if, after recommending in the Proxy Statement-Prospectus that stockholders approve and adopt this Agreement, the Board of Directors of CWE withdraws, qualifies or revises such recommendation or takes any action in any respect materially adverse to Pulaski Financial; or

(g) by either Pulaski Financial or CWE, within ten calendar days following receipt of the other party’s Disclosure Letter, if such Disclosure Letter sets forth any facts, circumstances or events that would have a Material Adverse Effect on the party delivering the Disclosure Letter.

7.2    Termination Fee. In the event of termination of this Agreement by either party pursuant to Section 7.1(b) or by Pulaski Financial pursuant to Section 7.1(f), then so long as (i) at the time of such termination Pulaski Financial is not in material breach of any representation, warranty or material covenant contained herein, (ii) prior to the Stockholder Meeting an Acquisition Proposal has been publicly announced, disclosed or communicated and (iii) within 12 months of such termination CWE shall consummate or enter into any agreement with respect to an Acquisition Proposal, CWE shall make payment to Pulaski Financial of a termination fee in the amount of $375,000, such fee to be paid by wire transfer of immediately available funds within two business days after the date of such event.

7.3    Effect of Termination. In the event of termination of this Agreement by either Pulaski Financial or CWE as provided in Section 7.1, this Agreement shall forthwith become void and, subject to Section 7.2, have no effect, and there shall be no liability on the part of any party hereto or their respective officers and directors, except that (i) Sections 5.3(c), 7.2, 7.4 and 8.6, shall survive any termination of this Agreement, and (ii) notwithstanding anything to the contrary contained in this Agreement, no party shall be relieved or released from any liabilities or damages arising out of its willful breach of any provision of this Agreement.

7.4    Restoration of Loan Portfolio. In the event of termination of this Agreement by either Pulaski or CWE pursuant to Section 7.1(a), (b) (provided that prior to the Stockholder Meeting an Acquisition Proposal has not been publicly announced, disclosed or communicated), (c), (d), (e) or (f) (provided that prior to the Stockholder Meeting an Acquisition Proposal has been publicly announced, disclosed or communicated) subsequent to the sale by CWE of its Fixed-Rate Loan Portfolio, Pulaski agrees that it shall cause Pulaski Bank, upon request by CWE, to sell to CWE Bank a portfolio of participation interests in first-lien, residential and/or commercial mortgage loans held by Pulaski Bank with an aggregate principal amount up to the aggregate principal amount of the Fixed-Rate Loan Portfolio as CWE may reasonably request. The purchase price of such loans shall be the then fair market value.

ARTICLE VIII

CERTAIN OTHER MATTERS

8.1    Interpretation. When a reference is made in this Agreement to Sections or Exhibits such reference shall be to a Section of, or Exhibit to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for ease of reference only and shall not affect the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed followed by the words “without limitation.” Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Any reference to gender in this Agreement shall be deemed to include any other gender.

8.2    Survival. Only those agreements and covenants of the parties that are by their terms applicable in whole or in part after the Effective Time, including Section 5.12 of this Agreement, shall survive the Effective Time. All other representations, warranties, agreements and covenants shall be deemed to be conditions of the Agreement and shall not survive the Effective Time.

8.3    Waiver; Amendment. Prior to the Effective Time, any provision of this Agreement may be: (i) waived in writing by the party benefited by the provision or (ii) amended or modified at any time (including the structure of the transaction) by an agreement in writing between the parties hereto except that, after the vote by the stockholders of CWE, no amendment or modification may be made that would reduce the amount or alter or change the kind of consideration to be received by holders of CWE Common Stock or that would contravene any provision of the Missouri GBCL, or the federal banking laws, rules and regulations.

8.4    Counterparts. This Agreement may be executed in counterparts each of which shall be deemed to constitute an original, but all of which together shall constitute one and the same instrument.

8.5    Governing Law. This Agreement shall be governed by, and interpreted in accordance with, the laws of the State of Missouri, without regard to conflicts of laws principles (except to the extent that mandatory provisions of federal law are applicable).

8.6    Expenses. Each party hereto will bear all expenses incurred by it in connection with this Agreement and the transactions contemplated hereby.

8.7    Notices. All notices, requests, acknowledgments and other communications hereunder to a party shall be in writing and shall be deemed to have been duly given when delivered by hand, overnight courier or facsimile transmission to such party at its address or facsimile number set forth below or such other address or facsimile transmission as such party may specify by notice (in accordance with this provision) to the other party hereto.

If to Pulaski Financial, to:

William A. Donius

Chairman, President and Chief Executive Officer

12300 Olive Boulevard

St. Louis, Missouri 63141

Facsimile: (314) 878-6037

With copies to:

Muldoon Murphy & Aguggia LLP

5101 Wisconsin Avenue, NW

Washington, DC 20016

Facsimile: (202) 966-9409

Attention: Aaron M. Kaslow, Esq.

If to CWE, to:

David T. Stoecker

Chairman and Chief Executive Officer

415 DeBaliviere

St. Louis, MO 63112

Facsimile: (314) 367-9487

With copies to:

Blumenfeld Kaplan & Sandweiss, P.C.

168 North Meramec Ave.

St. Louis, MO 63105

Facsimile: (314) 863-9388

Attention: Gerald J. Zafft, Esq.

8.8    Entire Agreement; etc. This Agreement, together with the Disclosure Letters, represents the entire understanding of the parties hereto with reference to the transactions contemplated hereby and supersedes any and all other oral or written agreements heretofore made. All terms and provisions of this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns. Except for Section 5.12, which confers rights on the parties described therein, nothing in this Agreement is intended to confer upon any other person any rights or remedies of any nature whatsoever under or by reason of this Agreement.

8.9    Successors and Assigns; Assignment. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns; provided, however, that this Agreement may not be assigned by either party hereto without the written consent of the other party.

[Signature page follows]

In Witness Whereof, the parties hereto have caused this Agreement to be executed by their duly authorized officers as of the date first above written.

Pulaski Financial Corp.

By:	/S/ WILLIAM A. DONIUS
William A. Donius President and Chief Executive Officer

PF Acquisition Corp.

By:	/S/ WILLIAM A. DONIUS
William A. Donius President and Chief Executive Officer

CWE Bancorp, Inc.

By:	/S/ JEANNE A. SWEET
Jeanne A. Sweet President

Annex B

Missouri Revised Statutes

Chapter 351

General and Business Corporations

Section 351.455

Shareholder who objects to merger may demand value of shares, when—remedy exclusive, when.

351.455. 1.    If a shareholder of a corporation which is a party to a merger or consolidation and, in the case of a shareholder owning voting stock as of the record date, at the meeting of shareholders at which the plan of merger or consolidation is submitted to a vote shall file with such corporation prior to or at such meeting a written objection to such plan of merger or consolidation, and shall not vote in favor thereof, and such shareholder, within twenty days after the merger or consolidation is effected, shall make written demand on the surviving or new corporation for payment of the fair value of his or her shares as of the day prior to the date on which the vote was taken approving the merger or consolidation, the surviving or new corporation shall pay to such shareholder, upon surrender of his or her certificate or certificates representing said shares, the fair value thereof. Such demand shall state the number and class of the shares owned by such dissenting shareholder. Any shareholder failing to make demand within the twenty-day period shall be conclusively presumed to have consented to the merger or consolidation and shall be bound by the terms thereof.

2.    If within thirty days after the date on which such merger or consolidation was effected the value of such shares is agreed upon between the dissenting shareholder and the surviving or new corporation, payment therefor shall be made within ninety days after the date on which such merger or consolidation was effected, upon the surrender of his or her certificate or certificates representing said shares. Upon payment of the agreed value the dissenting shareholder shall cease to have any interest in such shares or in the corporation.

3.    If within such period of thirty days the shareholder and the surviving or new corporation do not so agree, then the dissenting shareholder may, within sixty days after the expiration of the thirty-day period, file a petition in any court of competent jurisdiction within the county in which the registered office of the surviving or new corporation is situated, asking for a finding and determination of the fair value of such shares, and shall be entitled to judgment against the surviving or new corporation for the amount of such fair value as of the day prior to the date on which such vote was taken approving such merger or consolidation, together with interest thereon to the date of such judgment. The judgment shall be payable only upon and simultaneously with the surrender to the surviving or new corporation of the certificate or certificates representing said shares. Upon the payment of the judgment, the dissenting shareholder shall cease to have any interest in such shares, or in the surviving or new corporation. Such shares may be held and disposed of by the surviving or new corporation as it may see fit. Unless the dissenting shareholder shall file such petition within the time herein limited, such shareholder and all persons claiming under such shareholder shall be conclusively presumed to have approved and ratified the merger or consolidation, and shall be bound by the terms thereof.

4.    The right of a dissenting shareholder to be paid the fair value of such shareholder’s shares as herein provided shall cease if and when the corporation shall abandon the merger or consolidation.

5.    When the remedy provided for in this section is available with respect to a transaction, such remedy shall be the exclusive remedy of the shareholder as to that transaction, except in the case of fraud or lack of authorization for the transaction.

B-1

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.    INDEMNIFICATION OF OFFICERS AND DIRECTORS.

Article IX of Pulaski Financial Corp.’s Articles of Incorporation provides:

9.1    The Corporation shall and does hereby indemnify any person who is or was a director or executive officer of the Corporation or any subsidiary against any and all expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement and reasonably incurred by such person in connection with any threatened, pending or completed civil, criminal, administrative or investigative action, suit, proceeding or claim (including any action by or in the right of the Corporation or a subsidiary) by reason of the fact that such person is or was serving in such capacity to the fullest extent permitted by the General and Business Corporation Law of Missouri.

9.2    The Corporation may, to the extent that the board of directors deems appropriate and as set forth in a Bylaw or authorizing resolution, indemnify any person who is or was a non-executive officer, or employee or agent of the Corporation or any subsidiary or who is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise (including an employee benefit plan) against any and all expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement and reasonably incurred by such person in connection with any threatened, pending or completed civil, criminal, administrative or investigative action, suit, proceeding or claim (including an action by or in the right of the Corporation or a subsidiary) by reason of the fact that such person is or was serving in such capacity to the fullest extent permitted by the General and Business Corporation Law of Missouri.

9.3    The Corporation may, to the extent that the board of directors deems appropriate, make advances of expenses, including attorneys’ fees, incurred prior to the final disposition of a civil, criminal, administrative or investigative action, suit, proceeding or claim (including an action by or in the right of the Corporation or a subsidiary) to any person to whom indemnification is or may be available under this Article IX; provided, however, that prior to making any advances, the Corporation shall receive a written undertaking by or on behalf of such person to repay such amounts advanced in the event that it shall be ultimately determined that such person is not entitled to such indemnification.

9.4    The indemnification and other rights provided by this Article IX shall not be deemed exclusive of any other rights to which a person to whom indemnification is or otherwise may be available (under these Articles of Incorporation or the Bylaws or any agreement or vote of shareholders or disinterested directors or otherwise), may be entitled. The Corporation is authorized to purchase and maintain insurance on behalf of the Corporation or any person to whom indemnification is or may be available against any liability asserted against such person in, or arising out of, such person’s status as director, officer, employee or agent of the Corporation, any of its subsidiaries or another corporation, partnership, joint venture, trust or other enterprise (including an employee benefit plan) which such person is serving at the request of the Corporation.

9.5    Each person to whom indemnification is granted under this Article IX is entitled to rely upon the indemnification and other rights granted hereby as a contract with the Corporation and such person and such person’s heirs, executors, administrators and estate shall be entitled to enforce against the Corporation all indemnification and other rights granted to such person by Sections 9.1 and 9.3 and this Article IX. The indemnification and other rights granted by Sections 9.1 and 9.3 and this Section 9.5 shall survive amendment, modification or repeal of this Article IX, and no such amendment, modification or repeal shall act to reduce, terminate or otherwise adversely affect the rights to indemnification granted hereby, with respect to any expenses, judgments, fines and amounts paid in settlement incurred by a person to whom indemnification is granted under this Article IX with respect to an action, suit, proceeding or claim that arises out of acts or omissions of such person that occurred prior to the effective date of such amendment, modification or repeal.

9.6    Any indemnification granted by the board of directors pursuant this Article IX shall inure to the person to whom the indemnification is granted and such person’s heirs, executors, administrators and estate; provided, however, that such indemnification may be changed, modified or repealed, at any time or from time to time, at the discretion of the board of directors, and the survival of such indemnification shall be in accordance with terms determined by the board of directors.

9.7    For the purposes of this Article IX, “subsidiary” shall mean any corporation, partnership, joint venture, trust or other enterprise of which a majority of the voting power, equity or ownership interest is directly or indirectly owned by the Corporation.

ITEM 21.    EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) Exhibits:

A list of the exhibits included as part of this registration statement is set forth on the index of exhibits immediately preceding such exhibits and is incorporated herein by reference.

(b) Financial Statement Schedules:

All schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission have been omitted because they are not required, amounts which would otherwise be required to be shown with respect to any item are not material, are inapplicable or the required information has already been provided elsewhere or incorporated by reference in the registration statement.

ITEM 22.    UNDERTAKINGS.

(a) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(b) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

(c) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended, (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(d) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against policy as expressed in the Act and will be governed by the final adjudication of such issue.

(e) The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon

Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(f) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

(g) The registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (f) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the State of Missouri in the City of St. Louis, on this 24th day of January, 2006.

PULASKI FINANCIAL CORP.

By:	/S/ WILLIAM A. DONIUS
William A. Donius President and Chief Executive Officer and Chairman of the Board

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

By:	/S/ WILLIAM A. DONIUS	January 24, 2006
William A. Donius President, Chief Executive Officer and Chairman of the Board (Principal Executive Officer)

By:	/S/ RAMSEY K. HAMADI	January 24, 2006
Ramsey K. Hamadi Chief Financial Officer (Principal Financial and Accounting Officer)

By:	*
E. Douglas Britt Director

By:	*
William M. Corrigan, Jr. Director

By:	*
Robert A. Ebel Director

By:	*
Leon A. Felman Director

By:	*
Timothy K. Reeves Director

By:	*
Christopher K. Reichert Director

By:	*
Lee S. Wielansky Director

*	Pursuant to the Power of Attorney contained in the signature page to the Registration Statement on Form S-4 for Pulaski Financial Corp. filed on December 23, 2005.

/s/ WILLIAM A. DONIUS	January 24, 2006
William A. Donius

INDEX OF EXHIBITS

EXHIBIT NUMBER	DESCRIPTION OF EXHIBIT

2.1	Agreement and Plan of Merger, dated as of October 25, 2005, by and among the Registrant, PF Acquisition Corp. and CWE Bancorp, Inc. is included as Annex A to the proxy statement/prospectus included in this registration statement. Certain exhibits have been omitted from the Agreement as filed with the SEC. The omitted information is considered immaterial from an investor’s perspective. The Registrant will furnish supplementally a copy of any omitted exhibit to the SEC upon request from the SEC.

4.1	Terms of common shares of the Registrant found in the Articles of Incorporation of the Registrant are incorporated by reference from Exhibit B to the Registrant’s definitive proxy statement filed on December 27, 2002.

5.1	Opinion of Muldoon Murphy & Aguggia LLP re: legality

8.1	Opinion of Muldoon Murphy & Aguggia LLP re: tax matters

8.2	Opinion of Blumenfeld Kaplan & Sandweiss, P.C. re: tax matters

23.1	Consent of Muldoon Murphy & Aguggia LLP to be contained in Exhibits 5.1 and 8.1

23.2	Consent of Blumenfeld Kaplan & Sandweiss, P.C. to be contained in Exhibit 8.2

23.3	Consent of KPMG LLP

24.1	Power of Attorney *

99.1	Form of proxy of CWE Bancorp, Inc.

99.2	Form of Election Form and Letter of Transmittal

*	Previously filed.